Exhibit 99.1

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Definitions

“Constellium” means Constellium N.V.

“IASB” means the International Accounting Standards Board

“IFRS” means the International Financial Reporting Standards

“EAP Business” means the Engineered Aluminum Products business unit of Rio Tinto Plc

“Exchange Act” means the U.S. Securities Exchange Act of 1934

“EU” means the European Union

“Securities Act” means the U.S. Securities Act of 1933

“Wise Acquisition” means Constellium’s acquisition of 100% of Wise Holdco, a private aluminum sheet producer located in Muscle Shoals, Alabama, United States of America, on January 5, 2015

“Wise Alloys” means Wise Alloys LLC

“Wise Intermediate” shall mean Wise Metals Intermediate Holdings LLC

“Wise” or “Muscle Shoals” shall mean Wise Metals Intermediate Holdings LLC together with its subsidiaries

“Wise Metals Group” means Wise Metals Group LLC.

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IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This offering memorandum contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this offering memorandum.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in this offering memorandum, including, without limitation, in conjunction with the forward-looking statements included in this offering memorandum and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this offering memorandum and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	the highly competitive nature of the metals industry and the risk that aluminium will become less competitive compared to alternative materials;

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•	the substantial capital investment requirements of our business;

•	unplanned business interruptions and equipment failure;

•	our ability to manage our labor costs and labor relations;

•	the risk associated with dependency on a limited number of customers for a substantial portion of our sales;

•	the risk associated with consolidation among our customers;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our aluminium supply;

•	the volatility of alumnium prices;

•	our inability to adequately mitigate the costs of price increases of our raw materials;

•	the volatility of energy prices;

•	adverse changes in currency exchange rates;

•	our inability to execute an effective hedging policy;

•

a deterioration in our financial position or a downgrade of our ratings by a credit rating agency, which could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships;

•

our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures;

•	our ability to attract and retain certain members of our management team;

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	reduced customer demand in our can end-market resulting from higher consumer focus on obesity and other health concerns;

•	insufficient or inflexible production capacity;

•	risks associated with our resources and product and geographic diversity relative to those of our competitors;

•	reductions in demand for our products;

•	our joint venture with UACJ in ABS products in the United States may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture;

•	inability to develop or implement technology initiatives and other strategic investments in a timely manner;

•	failures of our information systems or protection thereof;

•	disruptive upgrades to our information technology infrastructure;

•	the risks associated with renegotiation of labor contracts;

•	the risks associated with any restructuring efforts;

•	ongoing uncertainty in a deterioration of the global economy due to political, regulatory or other developments;

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•	the effects on our business of disruptions in European economies;

•	the risks associated with our international operations;

•	the impact of regulations with respect to carbon dioxide emissions on our business;

•	restrictive covenants and other terms of our indebtedness that could restrict our operations;

•	our exposure to variable interest rate risk through our present or future indebtedness;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	failure to adequately protect proprietary rights to our technology;

•	risks associated with litigation involving our intellectual property;

•	costs or liabilities associated with environmental, health and safety matters;

•	the effects of potential changes in laws and government regulations;

•	costs associated with product liability claims against us;

•	unknown or unanticipated issues, expenses, and liabilities as a result of the Wise Acquisition;

•	risks of injury or death in our business operations;

•	risk of carrying inadequate insurance;

•	changes in income tax rates, income tax laws and additional income tax liabilities;

•	risk that historical financial information in this offering memorandum is not representative of our future results;

•	failure to adequately maintain our financial reporting and internal controls;

•	risks associated with losing our status as a foreign private issuer;

•	the other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this offering memorandum may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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SUMMARY

The following summary highlights certain information contained elsewhere in this offering memorandum and is qualified in its entirety by the more detailed information and consolidated financial statements incorporated by reference or included elsewhere in this offering memorandum. Because this is a summary, it may not contain all of the information that is important to you in making a decision to invest in our Notes. Before making an investment decision, you should carefully read the entire offering memorandum, including the “Risk Factors” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements” sections, and our consolidated financial statements incorporated by reference or included in this offering memorandum.

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace, and automotive end-markets. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2016, we operated 22 production facilities, including a new facility operated by our joint venture with UACJ Corporation in Bowling Green, Kentucky, USA, 9 administrative and commercial sites, and one R&D center, and have approximately 11,000 employees. In addition, we are building new facilities in Bartow County, Georgia, USA and San Luis Potosí, Mexico, in response to growing demand for automotive structures in North America. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in North America and Europe and our presence in China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by substitution trends in European can sheet and automotive customers as well as order backlogs in aerospace. As of 2016, we are a leading European and North American supplier of can body stock, the leading global supplier of aluminium aerospace plates, and believe that we are one of the largest providers of aluminium auto crash management systems globally. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as Rexam PLC/Ball Corporation (“Rexam/Ball”)*, Anheuser-Busch InBev (“AB InBev”), Crown Holdings, Inc., Airbus, Boeing, and several premium automotive original equipment manufacturers (“OEMs”), including BMW AG, Daimler AG and Ford Motor Company (“Ford”).

*	Ball Corporation completed acquisition of Rexam PLC in June 2016

Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the average length of our relationships with our most significant customers averages 25 years, and in some cases as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, 5-year terms in contracts with our largest aerospace customers, and 3 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk and creates a competitive advantage.

For the nine months ended September 30, 2016 and 2015, we shipped approximately 1,126 kt and 1,141 kt of finished products, generated revenues of €3,582 million and €4,031 million, generated net income of €16 million and net loss of €(123) million, and generated Adjusted EBITDA of €296 million and €267 million, respectively. The financial performance for the nine months ended September 30, 2016 represented a 1% decrease in shipments, an 11% decrease in revenues and an 11% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Our Competitive Strengths

We believe that the following competitive strengths differentiate our business and will allow us to maintain and build upon our strong industry position:

Leading positions in each of our attractive and complementary end-markets

In our core industries—packaging, aerospace, and automotive—we have market leading positions and established relationships with many of the main manufacturers. Within these attractive and diverse end-markets, we are particularly focused on product lines that require expertise, advanced R&D, and technological capabilities to produce. The drivers of demand in our core industries are varied and largely unrelated to one another. We are a leading European and North American supplier of can body stock by volume and the leading worldwide supplier of closure stock. In our view, we have benefited from our strong relationships with the leading European and North American can manufacturers, and from our recycling capabilities and our fully integrated Neuf-Brisach and Muscle Shoals facilities, which have full production capabilities ranging from recycling and casting to rolling and finishing. As a leader in Europe, we believe that we are well-positioned to benefit from the ongoing trend of tinplate being replaced by aluminium as the material of choice for can sheet. Packaging historically has provided a stable cash flow stream through the economic cycle that can be used to invest in attractive opportunities in the aerospace and automotive industries to drive longer term growth. We are also a worldwide leader for the supply of bright sheet.

We are the largest supplier globally of aerospace plates and the largest supplier of wide coils in North America. We believe that our ability to fulfill the technical, R&D and quality required to supply the aerospace market gives us a significant competitive advantage. We have sought to develop our strategic platform by making significant investments to increase our capacity and improve our capabilities and to develop our proprietary Airware® material solution.

In automotive, we believe our leading positions in the supply of aluminium products are due to our advanced design capabilities, efficient production systems and established relationships with leading automotive OEMs. This includes being one of the largest global suppliers of aluminium auto crash management systems by volume and a leading European supplier of automotive body sheet. We also hold a leading position in Europe for hard alloy extrusions. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs. In addition, we hold market leading positions in a number of other attractive product lines.

Leading Positions*

Leading Positions*
Packaging & Automotive Rolled Products	Can body stock (Europe)	#2
	Can body stock (North America)	#3

	Auto body sheet (Europe)	#3
Aerospace & Transportation	Aerospace plates (Global)	#1

	Wide coils (North America)	#1
Automotive Structures & Industry	Large profiles (Europe)	#1
	Hard alloy extrusions (Europe)	#2
	Aluminium crash management systems (Global)	#2

*	Based on Company internal market analysis

Advanced R&D and technological capabilities

We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage as a supplier of high value added, and specialty products which make up the majority of our product portfolio. In particular, our R&D facility in Voreppe, France has given us a leading position in the development of proprietary next-generation specialty alloys, as evidenced by our significant intellectual property portfolio. We use our technological capabilities to develop tailored products in close partnerships with our customers, with the aim of building long-term and synergistic relationships. In 2016, we also inaugurated the new Constellium University Technology Center (UTC) at Brunel University London, a dedicated center of excellence for designing, development and prototyping.

Stable Adjusted EBITDA generation with limited exposure to metal price volatility

There are several ways in which our business model is designed to produce stable and consistent cash flows and profitability. For example, our pricing model allows us to pass through risks related to the volatility of commodity metal prices by charging customers London Metal Exchange (“LME”) aluminium prices plus a conversion premium.

We endeavor to continue to minimize our exposure to commodity metal price volatility primarily by (i) passing through aluminium price risk to customers, whereby customers pay the same metal price we receive from our suppliers, (ii) using financial derivatives, (iii) utilizing metal owned by the customer (tolling) and (iv) aligning the price and quantity of physical aluminium purchases and sales. In addition, in 2015 we actively re-negotiated customer contracts at Muscle Shoals, in order to mitigate the risk from Midwest premium volatility. With this change we believe we have successfully insulated most of our financial performance from changes in regional premiums.

Stable business across economic cycles

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient. Specifically, 53% of the nine-month period ended September 30, 2016 Adjusted EBITDA is generated from the Packaging & Automotive Rolled Products (“P&ARP”) segment including contribution from can sheet production, and packaging products which accounted for approximately 85% of the nine-month period ended September 30, 2016 P&ARP volumes. European beverage can stock consumption is expected to grow at a CAGR of approximately 2% between 2015—2021 partly due to the growth of purchasing power in Eastern Europe and to the substitution of aluminium for steel. The U.S. can body stock market on the other hand has seen gradual declines in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption. Analysts expect however that the growth in aluminium Auto Body Sheet will change the dynamic in the market, with capacity being shifted from can body stock to Auto Body Sheet.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our working capital requirements and a positive impact on our operating cash flows. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn.

Long-standing relationships with a diversified and blue-chip customer base

Our customer base includes some of the largest manufacturers in the packaging, aerospace and automotive end-markets. We believe that our ability to produce tailored, high value-added products fosters longer-term and synergistic relationships with our diversified blue-chip customer base. We regard our relationships with our customers as partnerships in which we work together to utilize our unique R&D and technological capabilities to develop customized solutions in order to meet evolving requirements. We also collaborate with our customers through longer-term R&D partnerships for product development. Finally, we work closely with our customers to complete the rigorous process of product qualification, which requires substantial time and investment and creates high switching costs.

As a result of the Wise Acquisition, we now have long-term contracts with several of the largest brewers and soft drink bottlers in North America, as well as with Rexam/Ball, one of the largest can makers in the world.

Global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce

We operate a network of strategically located facilities that we believe allows us to compete effectively in our selected end-markets across numerous geographies. With an estimated replacement value of over €9.5 billion (including Wise for €2.4 billion), our facilities have enabled us to reliably produce a broad range of high-quality products. They are operated by a highly skilled workforce with decades of accumulated operational experience. We believe this collective knowledge base would be very difficult to replicate and is a key contributing factor to our ability to produce consistently high quality products.

Our seven key production sites feature industry-leading manufacturing capabilities with required industry qualifications that are in our view difficult for market outsiders to accomplish. For example, Neuf-Brisach is a fully integrated downstream aluminium production facility in France, Europe, with capabilities spanning the recycling, casting, rolling and finishing phases of production. Our latest investment in a new state-of-the-art automotive finishing line has further strengthened the plant’s position as significant supplier of aluminium automotive body sheet. Our Issoire, France and Ravenswood, West Virginia, United States plants have unique capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. Our Muscle Shoals, Alabama, United States, facility operates one of the largest and most efficient can reclamation facilities in the world. The facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. In addition, we will start producing automotive cold coils for body sheet in 2017 at our plant in Muscle Shoals. Our network of small extrusion and automotive structures plants also enables us to serve many of our customers on a localized basis, allowing us to more rapidly meet demand through close proximity. We believe our portfolio of facilities provides us with a strong platform to retain and grow our global customer base.

Strong and experienced management team and Board of Directors

We have a strong and experienced management team. In addition, our executive officers and other key members of our management team have an average of 15 years of relevant industry experience. Our team has expertise across the commercial, technical and management aspects of our business and industry, which provides for strong customer service, rigorous quality and cost controls, and focus on health, safety and environmental improvements. Our board of directors and management team include current and former executives of Alcan, Rio Tinto, Novelis, Bosch, Alcatel-Lucent, Continental AG, Kaiser Aluminum, Aleris, ArcelorMittal, and automotive suppliers such as Faurecia, who bring extensive experience in operations, finance, governance and corporate strategy.

Our Business Strategies

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage. Our strategy to achieve this objective has four pillars: (i) selective participation, (ii) customer partnerships, (iii) product leadership and (iv) best-in-class efficiency and operational performance.

Selective Participation

Continue to target investment in high-return opportunities in our core markets (packaging, aerospace and automotive), with the goal of driving growth and profitability

We are focused on our three strategic end-markets—packaging, aerospace and automotive—which we believe have attractive growth prospects for aluminium. These are also markets where we believe that we can differentiate ourselves through our high value-added products, our strong customer relationships and our R&D and technological capabilities. Our capital expenditures and R&D spend are focused on these three strategic end-markets and are made in response to specific volume requirements from long-term customer contracts, which ensures relatively short payback periods and good visibility into return on investment. Our focus on high value-added products in our three strategic end-markets with our strong customer relationships enable us to maximize conversion premium growth and profitability rather than focusing on volume growth.

Customer Partnerships

Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Product Leadership

Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers

We aim to deepen our ties with our customers by consistently providing best-in-class quality, market leading supply chain integration, joint product development projects, customer technical support and scrap and recycling solutions. We believe that our product offering is differentiated by our market-leading R&D capabilities. Our key R&D programs are focused on high growth and high margin areas such as specialty material solutions, next generation alloys and sustainable engineered solutions / manufacturing technologies. Examples of market-leading breakthroughs include our lightweight Airware® lithium alloy technology and our High Strength 6xxx series Alloy (HSA6), a new generation of high-strength alloys for Crash Management Systems and fabricated extruded parts for automotive structures and chassis components.

Best-in-Class Efficiency and Operational Performance

We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our manufacturing costs by implementing manufacturing excellence initiatives. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

Recent Developments

Preliminary Results

We are currently in the process of finalizing our financial results for the three months and twelve months ended December 31, 2016. Based on preliminary unaudited information for the three months ended December 31, 2016, our total shipment volumes are expected to be approximately 344 kt in comparison to 337 kt for the three months ended December 31, 2015. We estimate that our revenues for the three months ended December 31, 2016 will be approximately €1,150 million to €1,170 million. This would represent an increase of approximately 2%—4%, when compared to €1,122 million for the three months ended December 31, 2015.

Adjusted EBITDA is expected to be in the range of €78 million to €83 million. This would represent an increase in Adjusted EBITDA of 3% to 9% from €76 million for the three months ended December 31, 2015. The increase in Adjusted EBITDA for the three months ended December 31, 2016 reflects solid cost performance in P&ARP, particularly at Muscle Shoals, higher profitability in our AS&I segment on higher volumes, improved mix and continued cost performance and, the impact of higher shipments, offset by softer mix given weaker aerospace demand in our A&T segment.

We expect our loss before income tax for the three months ended December 31, 2016 will be in the range of €31 million to €10 million, in comparison to a loss before income tax of €455 million for the three months ended December 31, 2015. This change is primarily due to the inclusion in the three months ended December 31, 2015 of a €400 million impairment charge related to Wise and a €49 million impairment charge related to our Valais operations.

Our revenue for the twelve months ended December 31, 2016 is expected to be approximately €4,733 to €4,753 million, a decrease of approximately 7% to 8% in comparison to our revenues for the twelve months ended December 31, 2015 of €5,153 million primarily as a result of lower metal prices. Adjusted EBITDA is expected to be in the range of €374 million to €379 million for the twelve months ended December 31, 2016, representing an increase between 9% to 10% in comparison to our Adjusted EBITDA for the twelve months ended December 31, 2015 of €343 million. The increase reflects mainly the factors discussed above. Income before income tax for the twelve months ended December 31, 2016 is expected to be between €48 million to €69 million.

The following table reconciles our estimated income/ (loss) before income tax for the three months and twelve months ended December 31 to our Adjusted EBITDA.

	Three months ended December 31			Year ended December 31
(€ in millions)	2016		2015	2016		2015
	Low	High		Low	High
Net (loss) / income before income tax	(31)	(10)	(455)	48	69	(584)
Finance costs, net	46	36	36	176	166	155
Depreciation and amortization	46	46	41	155	155	140
Impairment	—	—	435	—	—	457
Wise purchase price adjustment	(1)	(1)	—	(20)	(20)	—
Wise one-time costs	—	—	—	20	20	38
Other (1)	18	12	19	(5)	(11)	137

Adjusted EBITDA	78	83	76	374	379	343

(1)	Other includes primarily, unrealized gains and losses on derivatives and remeasurement of monetary assets and liabilities, metal price lag, Wise integration and acquisition costs, start-up and development costs, manufacturing system and process transformation costs, restructuring costs, share of loss of joint ventures and share-based compensation. See footnote 3 of our unaudited condensed interim consolidated financial statements as of September 30, 2016 included elsewhere in this offering memorandum and footnote 4 of our audited financial statements for the year ended December 31, 2015 incorporated by reference in this offering memorandum for further details on adjustments to our historical information.

Adjusted EBITDA is not a measure defined by IFRS. For a definition of Adjusted EBITDA and the reasons why management believes the inclusion of this measure is useful to provide additional information to investors about our performance, see footnote (6) of “Summary Historical Financial Information.”

We have provided ranges for our preliminary results described above because our financial closing procedures for the three months and twelve months ended December 31, 2016 are not yet complete. We currently expect that our final results will be within the ranges described above. However, these estimates are preliminary, and are based on, and represent the most current information available to management as of the date of this Offering memorandum. Therefore, it is possible that our actual financial results may differ materially from these estimates as we undergo the completion of our financial closing procedures, make final adjustments and consider other developments which may arise between now and the time we finalize our financial results for the three months and twelve months ended December 31, 2016.

Accordingly, you should not place undue reliance on these preliminary estimates. The preliminary unaudited financial data for the three months and twelve months ended December 31, 2016 included in this offering Memorandum have been prepared by, and are the responsibility of, our management. PricewaterhouseCoopers Audit has not reviewed, audited, compiled, or performed any procedures in respect to the preliminary unaudited financial data. Accordingly, PricewaterhouseCoopers Audit does not express an opinion or any other form of assurance with respect to the preliminary unaudited financial data.

Tender Offer and Redemption of Wise Senior Secured Notes

On February 1, 2017, in connection with the offering of the Notes, (i) Wise Metals Group commenced a cash tender offer (the “Tender Offer”) for any and all of the outstanding Wise Senior Secured Notes, and (ii) Wise Metals Group and Wise Alloys Finance Corporation called for redemption (the “Wise Senior Secured Notes Redemption”) all of the outstanding Wise Senior Secured Notes at a redemption price of 104.375% of the aggregate principal amount thereof, plus accrued and unpaid interest (the “Redemption Price”). Pursuant to the Tender Offer, holders of Wise Senior Secured Notes who validly tender (and do not validly withdraw) their Wise Senior Secured Notes at or prior to 5:00 p.m., New York City time, on February 14, 2017 (such time and date, as it may be extended, the “Early Tender Deadline”) will be eligible to receive an amount in cash equal to $1,045.60 per $1,000 principal amount of Wise Senior Secured Notes on the initial settlement date (the “Initial Settlement Date”), which is expected to coincide with the issuance of the Notes. This offering memorandum is not an offer to purchase or a solicitation of an offer to sell the Wise Senior Secured Notes.

Concurrently with the issuance of the Notes, Wise Metals Group and Wise Alloys Finance Corporation intend to satisfy and discharge (the “Satisfaction and Discharge”) all Wise Senior Secured Notes not purchased pursuant to the Tender Offer by depositing with the trustee for the Wise Senior Secured Notes an amount in cash sufficient to pay the Redemption Price on the redemption date, which is expected to be March 3, 2017.

Constellium intends to use the net proceeds from this offering, together with cash on hand, to fund the Tender Offer and the Satisfaction and Discharge. See “Use of Proceeds.” The Tender Offer and the Redemption are conditioned on the consummation of this offering of Notes.

Amendment to Wise ABL Facility

In connection with this offering of the Notes, Wise Metals Group, Wise Alloys, Listerhill Total Maintenance Center, LLC, Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC intend to enter into an amendment to Wise Alloys’ $200 million asset-based revolving credit facility (as amended, the “Wise ABL Facility”) with the lenders from time to time party thereto and Wells Fargo Bank, N.A., as successor administrative agent, to (i) amend the negative covenants under the Wise ABL Facility to permit Wise Metals Group and its subsidiaries to guarantee debt of Constellium and to grant liens on their assets to secure any such guarantees; (ii) release the guarantees of Listerhill Total Maintenance Center, LLC, Wise Alloys Finance Corporation, Alabama Electric Motor Services, LLC under the Wise ABL Facility; (iii) extend the maturity date of the Wise ABL Facility to September 14, 2020; and (iv) make certain other changes to the negative covenants under the facility. We expect the amendment to provide for maximum aggregate revolving commitments of between $120 million and $200 million. Upon issuance of the Notes, if the amendment to the Wise ABL Facility has not become effective, Wise Alloys will terminate the Wise ABL Facility, which is currently undrawn, with the intention of replacing it with a new ABL facility thereafter. See “Description of Other Indebtedness—Wise ABL Facility.”

Amendments to New Wise RPA

On November 22, 2016, Wise Alloys and Wise Alloys Funding II LLC entered into an amendment and restatement of their Receivables Purchase Agreement (the “New Wise RPA”) with Hitachi Capital America Corp. (“Hitachi”) and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to the New Wise RPA Purchasers. The amendment and restatement joined Intesa Sanpaolo S.p.A., New York Branch (together with Hitachi, the “New Wise RPA Purchasers”) as a purchaser and increased the aggregate amount of receivables committed to be purchased thereunder to $325 million in the aggregate outstanding at any time.

On January 25, 2017, the New Wise RPA was further amended to extend the date on which the New Wise RPA Purchasers’ obligation to purchase receivables under the New Wise RPA will terminate on January 24, 2018. See “Description of Other Indebtedness—Wise Factoring Facilities.”

Amendment to German/Swiss Factoring Agreements

On December 21, 2016, we amended the factoring agreements (the “German/Swiss Factoring Agreements”) between certain of our German and Swiss subsidiaries (the “German/Swiss Sellers”) and Targo Commercial Finance AG, as factor. Among other things, the amendment increases the maximum financing amount under the German/Swiss Factoring Agreements from €115 million to €150 million, extends the termination date from June 4, 2017 to November 29, 2021, and reduces the fees payable by the German/Swiss Sellers. See “Description of Other Indebtedness—European Factoring Agreements.”

Redemption of Wise Senior PIK Toggle Notes

On December 5, 2016, Wise Intermediate and Wise Holdings Finance Corporation completed the redemption of their 9 3/4% / 10 1/2% Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”) at a redemption price of 104.875% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest (the “Wise Senior PIK Toggle Notes Redemption”). Constellium used cash on hand to pay the redemption price.

New Automotive Aluminium Sheet Finishing Line

In October 2016, we opened a new state-of-the-art finishing line at our plant in Neuf-Brisach, France. The new line is designed to meet the growing demand for aluminium automotive body sheet. With a production capacity of 100,000 tons, the new 240 meter (787-foot) long finishing line features high-speed thermal treatment, precise temperature control, highly efficient quenching process as well as greater flexibility on the thickness of processed alloys. This diverse range of innovative technologies will enable us to manufacture high-quality aluminium products for automotive closure inners, outers and body sheet. The new finishing line is in the final stage of the qualification phase and has already started commercial production.

Change in accounting principles

We are contemplating a change in the way we present interest paid in our cash flow statement. Currently we are reporting interest paid as financing cash flows and may in the future decide to report it as operating cash flows.

Under IFRS, an accounting policy choice is allowed and interest paid can be presented either as financing cash flows or as operating cash flows. Under US GAAP interest paid must be reported as operating cash flows. The contemplated change would align our policy to US GAAP and improve comparability to our industry peers that report under US GAAP.

The contemplated change in accounting policy would not change total cash flows but would result in a decrease in operating cash flows and a corresponding increase in financing cash flows for the amount of interest paid in the period. Interest paid for the nine months ended September 30, 2016 and 2015, was €102 million and €89 million, respectively and for the years ended December 31, 2015 and 2014, was €143 million and €39 million respectively.

New Manufacturing Facility under the Joint Venture with UACJ Corporation

In September 2016, we officially opened a new manufacturing plant in Bowling Green, Kentucky, USA, to supply aluminium automotive body sheet to the North American automotive industry under the joint venture, Constellium-UACJ ABS LLC. The strategically-located 225,000 square foot facility will house an initial capacity of 100,000 metric tons. It has secured its metal supply with both partners’ rolling mills. With cutting-edge equipment and technologies, the facility expects to offer a flat rolled product portfolio for a wide range of applications including closure panels, as well as body structures. The plant is currently in qualification phase, with ramp-up planned over the next two years. As of today, the line is essentially committed with orders from leading automotive OEMs in North America.

Corporate Information

Corporate Structure

The following diagram summarizes our corporate entity structure as of the date hereof, including our significant subsidiaries and certain other subsidiaries, after giving effect to the Transactions and the amendments to the Wise ABL Facility. See “Summary—Recent Developments—Amendment to Wise ABL Facility.”

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth the summary historical consolidated financial data for Constellium for the periods and as of the dates indicated.

The summary historical financial information presented as of December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from Constellium’s audited consolidated financial statements, prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as adopted by the EU, incorporated by reference in this offering memorandum. The summary historical financial information presented as of December 31, 2013 has been derived from our audited financial statements not included or incorporated by reference in this offering memorandum. The summary historical financial information presented as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 is derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this offering memorandum. The summary historical financial information presented as of September 30, 2015 has been derived from our unaudited financial statements not included in this offering memorandum. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

This information is only a summary and should be read in conjunction with the “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed interim consolidated financial statements of Constellium and notes thereto included elsewhere in this offering memorandum and the audited consolidated financial statements of Constellium and notes thereto incorporated by reference in this offering memorandum.

	As of and for the year ended December 31,			As of and for the nine months ended September 30,
(€ in millions other than per ton data)	2013	2014	2015	2015	2016
Statement of income data
Revenue	3,495	3,666	5,153	4,031	3,582
Gross Profit	471	483	450	345	394
Income/(loss) from operations	209	150	(426)	(8)	217
Finance costs—net	50	58	155	119	130
Net income/(loss) from continuing operations	96	54	(552)	(123)	16
Net Income/(loss)	100	54	(552)	(123)	16
Statement of financial position data
Cash and cash equivalents	233	991	472	331	618
Borrowings (1)	348	1,252	2,233	2,188	2,522
Total liabilities (2)	1,728	3,049	4,168	4,124	4,512
Total assets (2)	1,764	3,012	3,628	3,975	3,916
Net assets/(liabilities) or total invested equity	36	(37)	(540)	(149)	(596)
Share capital	2	2	2	2	2
Other operational and financial data (unaudited):
Net trade working capital (3)	222	210	149	387	190
Capital expenditure (4)	144	199	350	248	230
Volumes (in Kt)	1,025	1,062	1,478	1,141	1,126
Net debt (5)	132	222	1,703	1,788	1,864
Adjusted EBITDA per ton (€/ton)	273	259	232	234	263
Adjusted EBITDA (6)	280	275	343	267	296
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	176	190	176	184	203
Aerospace & Transportation (A&T) Adjusted EBITDA per ton(€ per ton).	491	380	445	427	439
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton(€ per ton)	311	351	380	375	485
Ratio of Total Secured Debt to Last Twelve Months Adjusted EBITDA (7)	N/A	N/A	2.3	2.5	3.0

	As of and for the year ended December 31,			As of and for the nine months ended September 30,
(€ in millions other than per ton data)	2013	2014	2015	2015	2016
Ratio of Net debt to Last Twelve Months Adjusted EBITDA	N/A	N/A	5.0	5.6	5.0
Ratio of Borrowings to Last Twelve Months Adjusted EBITDA	N/A	N/A	6.5	6.9	6.8
As adjusted after giving effect to the Transactions (8):
As adjusted ratio of Total Secured Debt to Last Twelve Months Adjusted EBITDA	N/A	N/A	N/A	N/A	1.3
As adjusted ratio of Net debt to Last Twelve Months Adjusted EBITDA	N/A	N/A	N/A	N/A	5.0
As adjusted ratio of Borrowings to Last Twelve Months Adjusted EBITDA	N/A	N/A	N/A	N/A	6.2

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2013	2014	2015	2015	2016
Trade receivables—net	363	436	264	518	310
Inventories	328	436	542	559	559
Trade payables	(469)	(662)	(657)	(690)	(679)

Net trade working capital	222	210	149	387	190

(4)	Represents purchases of property, plant, and equipment.
(5)	Net debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2013	2014	2015	2015	2016
Borrowings	348	1,252	2,233	2,188	2,522
Fair value of cross currency interest swaps (a)	26	(29)	(47)	(58)	(31)
Cash and cash equivalents	(233)	(991)	(472)	(331)	(618)
Cash pledged for issuance of guarantees	(9)	(10)	(11)	(11)	(9)

Net debt	132	222	1,703	1,788	1,864

(a)	Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium N.V. U.S. Dollar senior notes.

Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

(6)	Adjusted EBITDA, a measurement not defined by IFRS, is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs and impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share based compensation expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items. The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the three years ended December 31, 2013, 2014, and 2015 and for the nine months ended September 30, 2016 and 2015:

	For the year ended December 31,			For the nine months ended September 30,
(€ in millions)	2013	2014	2015	2015	2016
Net income (loss)	100	54	(552)	(123)	16
Net income from discontinued operations	(4)	—	—	—	—
Other expenses	27	—	—	—	—
Finance costs, net	50	58	155	119	130
Income tax expense (benefit)	39	37	(32)	(6)	63
Share of (gain) / loss of joint ventures	(3)	1	3	2	8
Metal price lag (a)	29	(27)	34	22	3
Start-up and development costs (b)	7	11	21	19	16
Manufacturing system and process transformation costs (c)	—	1	11	6	4
Wise integration and acquisition costs	—	34	14	11	2
Wise one-time costs (d)	—	—	38	38	20
Wise purchase price adjustment (e)	—	—	—	—	(19)
Share based compensation	2	4	7	4	5
(Gains) / Losses on Ravenswood OPEB plan amendment	(11)	(9)	5	4	—
Swiss pension plan settlements	—	(6)	—	—	—
Income tax contractual reimbursements	—	(8)	—	—	—
Apollo Management fees	2	—	—	—	—
Depreciation and amortization	32	49	140	99	109
Restructuring costs	8	12	8	6	5
Impairment (f)	—	—	457	22	—
Losses on disposals and assets classified as held for sale	5	5	5	7	—
Unrealized (gains) / losses on derivatives	(12)	53	20	28	(65)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(2)	(1)	3	3	(1)
Other	11	7	6	6	—

Adjusted EBITDA	280	275	343	267	296

(a)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.
(b)	Start-up costs relating to new sites and business development initiatives for the year-end December 31, 2015, the nine months ended September 30, 2015 and September 30, 2016 amounted to €21 million, €19 million and €16 million respectively. These costs primarily relate to our Body In White growth projects both in Europe and the U.S, which amounted to €16 million, €15 million and €13 million respectively for the year-end December 31, 2015, the nine months ended September 30, 2015 and September 30, 2016.
(c)	Manufacturing system and process transformation costs are related to supply chain reorganization mainly in our A&T operating segment.
(d)	For the year-end December 31, 2015 and the nine months ended September 30, 2015, Wise one-time costs related to i) Wise Mid-West premium losses for €22 million, ii) non-cash step-up in inventory costs on the acquisition of Wise entities for €12 million and iii) the unwinding of Wise previous hedging policies losses for €4 million.

For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the renegotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business.

(e)	On September 21, 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized. We received a cash payment of €20 million and recorded €19 million gain net of costs.
(f)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and Property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment. For the nine months ended September 30, 2015 mainly includes an impairment charge of €19 million relating to certain Swiss assets of our AS&I operating segment.

(7)	Total Secured Debt is comprised of the nominal amount of the Wise Senior Secured Notes due 2018 (€582 million excluding amortized fair value adjustment recognized upon the acquisition of Wise for €17 million and accrued interests amount for €15 million), the nominal amount of the Constellium N.V. Senior Secured Notes due 2021 (€381 million excluding debt issuance costs for €17 million and accrued interests amount for €15 million), other borrowings for €72 million and outstanding borrowings under our ABL facilities (€41 million).
(8)	Ratios are calculated on an as adjusted basis giving effect to the Transactions as though they had occurred on September 30, 2016.

RISK FACTORS

An investment in the Notes involves a high degree of risk. Prospective investors in the Notes should carefully consider the risks described below and the other information contained in this offering memorandum before making a decision to invest in the Notes. Any of the following risks, individually or together, could adversely affect our business, financial condition, results of operations and prospects and, accordingly, the value of the Notes. This section describes the risks and uncertainties that we believe are material, but these risks and uncertainties may not be the only ones that we face. Additional risks and uncertainties, including those that we currently do not know about or deem immaterial, may also result in decreased revenue, assets and cash inflows, increased expenses, liabilities or cash outflows, or other events that could result in a decline in the value of the Notes, or which could have a material adverse effect on our business, financial condition, results of operations and prospects. The order in which the risks are presented does not necessarily reflect the likelihood of their occurrence or the magnitude of their potential impact on our business, financial condition, results of operations and prospects or on the value of the Notes.

Risks Related to Our Business

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminium products with a number of other aluminium rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing equilibrium prices in our marketplace. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East, and could include existing producers and sellers of steel products that may seek to compete in our industry. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminium industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

Aluminium may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminium products compete with products made from other materials—such as steel, glass, plastics and composite materials—for various applications. Higher aluminium prices relative to substitute materials tend to make aluminium products less competitive with these alternative materials. The willingness of customers to accept aluminium substitutes could result in reduced prices or sales volumes, either of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminium products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations. Relatedly, certain existing regulations may make our products more attractive than competing products, including the Corporate Average Fuel Economy (“CAFE”) standards that require material improvements in the automotive and light truck miles per gallon by 2025. We believe such standards have increased demand for lighter materials used in the vehicle’s body. Any deregulation or relaxation of the CAFE or other fuel economy or emissions standards, which may result from recent changes in the political climate, could reduce the need for lighter materials among our customers and may therefore have the effect of making our products less competitive with alternative materials. Any reduction in the competitiveness of our products relative to alternative materials could adversely affect our financial position, results of operations and cash flows

Customers in our end-markets, including the can, aerospace and automotive sectors, use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. Although trends in “light-weighting” have generally increased rates of using aluminium as a substitution of other materials, the willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminium products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

Our business requires substantial capital investments that we may be unable to fulfill. We may be unable to timely complete our expected capital investments, including in BiW/ABS, or may be unable to achieve the anticipated benefits of such investments.

Our operations are capital intensive. Our total capital expenditures were €230 million for the nine-month period ended September 30, 2016, and €350 million and €199 million for the years ended December 31, 2015 and 2014, respectively.

There can be no assurance that we will be able to complete our capital investments, including our expected investments in BiW/ABS, on schedule, or that we will be able to achieve the anticipated benefits of such capital investments. In addition, we are under no legal obligation to complete the expansion of our BiW/ABS program. We may at any time determine not to complete the expansion of our BiW/ABS program. Additionally, we may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures (including completing our expected BiW/ABS investments), service or refinance our indebtedness or fund other liquidity needs. We may experience delays in materializing demand for our BiW/ABS products, and we may not receive customer orders for BiW/ABS products as quickly as we had anticipated. Delays in materializing demand or revenues from our BiW/ABS investments could adversely affect our results of operations.

If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors. If we are unable or determine not to complete our expected BiW/ABS investments, or such investments are delayed, we will not realize the anticipated benefits of such investments, which may adversely affect our results of operations.

We are subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned business interruptions caused by events such as explosions, fires, war or terrorism, inclement weather, natural disasters, accidents, equipment, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood, West Virginia facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. Further, in September 2015, Constellium’s Neuf-Brisach plant suffered an unplanned outage at the manufacturing facility as a result of the breakdown of a scalper, which had an adverse impact on the earnings in 2015.

Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own production due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood, West Virginia facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. We also faced minor stoppages in our Issoire site in December 2015 during the yearly Collective Bargaining Agreement negotiations. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs. Our Ravenswood facility is due to renegotiate its collective bargaining agreement in 2017.

In addition, in light of demographic trends in the labor markets where we operate, we expect that our factories will be confronted with high levels of natural attrition in the coming years due to retirements. Strategic workforce planning will be a challenge to ensure a controlled exit of skills and competencies and the timely acquisition of new talent and competencies, in line with changing technological and industrial needs.

We are dependent on a limited number of customers for a substantial portion of our sales, and a failure to successfully renew, renegotiate or re-price our long-term or other agreements with our customers may adversely affect our results of operations, financial condition and cash flows.

Our business is exposed to risks related to existing market concentration of our customers. We estimate that our ten largest customers accounted for approximately 55% of our consolidated revenues in 2016, two of which accounted for more than 10% of our consolidated revenues over the same period. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We have long-term contracts and related arrangements with a significant number of our customers. Some of our long-term customer contracts and related arrangements have provisions that, by their terms, may become less favorable to us over time. If we fail to successfully renegotiate or re-price these less favorable provisions in our long-term agreements and related arrangements then our results of operations, financial condition and cash flows could be materially adversely affected. Furthermore, some of our long-term contracts and related arrangements are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, or provide termination rights to our customers. If we fail to renew, renegotiate or re-price these long-term contracts or arrangements at all, or on favorable terms, then our results of operations, financial condition and cash flows could be materially adversely affected. Any of these risks, or any material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, which could adversely affect our results of operations. If we are not successful in replacing business lost from such customers, or in negotiating favorable terms, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

Customer consolidation could adversely impact our financial position, results of operations and cash flows.

Customers in our end-markets, including the can, aerospace and automotive sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if one of our competitors’ customers acquires any of our customers, we may lose that acquired customer’s business. Additionally, if our customers become larger and more concentrated, they could exert pricing pressure on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or to maintain prices during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected.

We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or other arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top 10 suppliers accounted for approximately 45% of our total purchases for the year ended December 31, 2016. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers (“UBCs”) available to us resulting from a decrease in the rate at which consumers consume or recycle products contained or packaged in aluminium beverage cans could negatively impact our supply of aluminium. For example, the slowdown in industrial production and consumer consumption during the recent economic crisis reduced and may continue to reduce the supply of scrap metal available. Previously, we had relied on our relationship with AB InBev to provide us with certain amounts of UBCs but since November 2016 we have now transitioned the procurement of UBCs inhouse Constellium Metal Procurement, a new Muscle Shoals location. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

In addition, we seek to take advantage of the lower price of scrap aluminium compared to primary aluminium to provide a cost-competitive product. A decrease in the supply of scrap aluminium could increase its cost per pound. To the extent the discount between the primary aluminium price and scrap price narrows, our competitive advantage may be reduced. We cannot make use of financial markets to effectively hedge against reductions in this discount as this market is not readily available. If the difference between the price of primary and scrap aluminium is narrow for a considerable period of time, it could adversely affect our business, financial condition and results of operations.

Our financial results could be adversely affected by the volatility in aluminium prices.

The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the U.S. or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminium, including expectations for growth and contraction and the level of global inventories. Regional premiums tend to vary based on the supply and demand for metal in a particular region and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region.

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. In 2015, the LME cash price of aluminium reached a high of $1,919 per metric ton and a low of $1,424 per metric ton compared to a high of $2,114 and a low of $1,642 per metric ton in 2014. During 2014, regional premiums reached levels substantially higher than historical averages, whereas in 2015, such premiums experienced significant decreases in all regions, reverting to levels that are closer to historical averages. The Rotterdam regional premium increased from an average of 3% of the LME base price in the period from 2000 to 2009 to 26% of the LME base price in December 2014. The Midwest regional premium increased from an average of 6% of the LME base price to 27% of the LME base price during the same periods. New LME warehousing rules, which took effect in February 2015, and increasing exports from China led to an increase in the supply of aluminium entering the physical market and in turn caused regional premiums to decrease sharply between February and April 2015 to reach 11% of the LME base price for the Rotterdam regional premium and to 13% of the LME base price for the Midwest regional premium in December 2015. In December 2016, regional premiums represented 7% of the LME base price for the Rotterdam regional premium and to 10% of the LME base price for the Midwest regional premium. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

If we are unable to adequately mitigate the cost of price increases of our raw materials, including aluminium, our profitability could be adversely affected.

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing where pass through is not available. Similarly, in certain contracts we have ineffective pass through mechanisms related to regional premium fluctuation. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting negative impact, which could have a material adverse effect on our profitability and financial results.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affects operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured a large part of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Adverse changes in currency exchange rates could negatively affect our financial results.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenues and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars and other currencies. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials prices. If we are unable to purchase derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance. As an example, in 2015, we were unable to hedge all of our exposure to the increase in the Midwest regional premium component of aluminium prices, resulting in unrecovered Midwest premium charges of €22 million at Wise.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements. Further, if major financial institutions continue to consolidate and are forced to operate under more restrictive capital constraints and regulations, there could be less liquidity in the derivative markets, which could have a negative effect on our ability to hedge and transact with creditworthy counterparties.

To the extent our hedging transactions fix prices or exchange rates, if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums (including the Midwest regional premium) of our aluminium and other raw materials, our financial results may also be negatively impacted. Further, with the exception of derivatives hedging forecasted cash flows on certain long-term aerospace contracts, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period over period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. The companies and transactions that are subject to these regulations may change. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, this could have an adverse effect on our financial condition and results of operations.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships.

A deterioration in our financial position or a downgrade of our credit ratings could adversely affect our financing, limit access to the capital or credit markets or our liquidity facilities, or otherwise adversely affect the availability of other new financing on favorable terms or at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

While the terms of our other existing financing arrangements do not require us to maintain a specific credit rating, the commitments of the New Wise RPA Purchasers under the New Wise

RPA are conditioned on, among other things, (i) Constellium’s corporate credit rating not having been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, and (ii) there not having occurred a material adverse change in the business condition, operations, or performance of Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Wise Alloys, or Constellium Holdco II B.V. If Constellium’s corporate credit rating is withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, or a material adverse change occurs in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium Holdco II B.V., a condition precedent to the obligation of the New Wise RPA Purchasers under the New Wise RPA to purchase receivables from the New Wise RPA Seller will not be satisfied, and all purchases under the New Wise RPA will become uncommitted. If the New Wise RPA is not extended, refinanced or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the New Wise RPA. As a result, Wise’s liquidity could meaningfully decrease, causing Wise to have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity, which may include capital contributions from the ultimate parent Constellium N.V., is identified.

A deterioration of our financial position or a further downgrade of our credit ratings for any reason could also increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future.

Our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. Our indebtedness materially increased following the Wise Acquisition. With increased indebtedness, we are more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations, including our obligations under the Notes and the Existing Notes, and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures (including, without limitation, our expected investments in BiW/ABS), sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals including our new Chief Executive Officer and Executive Vice President and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees.

If we fail to implement our business strategy, including our productivity improvement initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our manufacturing productivity improvement programs. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, or general economic conditions (including slower or lower than expected growth and customer demand in North America for BiW/ABS aluminium rolled products). Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and manufacturing system and process transformation initiatives to improve performance, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries and a general regional or global economic downturn could negatively affect our financial condition and results of operations.

The metals industry is generally cyclical in nature, and these cyclical fluctuations tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors. In addition, economic downturns in regional and global economies, including in Europe, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. Although we continue to seek to diversify our business on a geographic and end-market basis, we cannot assure you that diversification would mitigate the effect of cyclical downturns.

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

In particular, we derive a significant portion of our revenues from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. A number of major airlines have undergone Chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

Further, the demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive-related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

Customer demand in the aluminium industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial position, results of operations and cash flows.

A higher consumer focus on obesity and other health concerns may lead to a tax upon and/or otherwise reduce customer demand in our can end-market, which could reduce demand for our products and negatively affect our financial condition and results of operations.

Consumers, public health officials and government officials are becoming increasingly concerned about the public health consequences associated with obesity, particularly among young people. In addition, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of certain types of beverages, especially sugar-sweetened beverages, which include some of the beverages in which our aluminium packaging is used. Increasing public concern about these issues and possible new taxes on and governmental regulations related to these beverages may reduce demand for these beverages, which could adversely affect the demand for our products. Any reduction in the demand for our products could have a material adverse effect on our business, financial condition and results of operations.

Our production capacity might not be able to meet growing market demand or changing market conditions.

We may be unable to meet market demand due to production capacity constraints or operational challenges. Meeting such demand may require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough in response to changing market conditions, and there can be no assurance that our production capacity will be able to meet our obligations and the growing market demand for our products. If we are unable to adequately expand our production capacity, we may be unable to take advantage of improved market conditions and increased demand for our products. We may also experience loss of market share, operational difficulties, increased costs, penalties for late delivery, reduction in demand for our products, and our reputation with our customers may be harmed, resulting in loss of business and a negative impact on our financial performance.

The beverage can sheet industry is competitive, and our competitors have greater resources and product and geographic diversity than we do.

The market for beverage can sheet products is competitive. Our competitors have market presence, operating capabilities and financial and other resources that are greater than ours. They also have greater product and geographic diversity than we do. Because of their greater resources and product and geographic diversity, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions or adverse global economic conditions. There are no assurances that we will be able to compete successfully in these circumstances.

In addition, we are subject to competition from non-aluminium sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guaranty that such competition will be reduced.

Reductions in demand for our products may be more severe than, and may occur prior to, reductions in demand for our customers’ products.

Customers purchasing our products, such as those in the cyclical aerospace industry, generally require significant lead time in the production of their own products. Therefore, demand for our products may increase prior to demand for our customers’ products. Conversely, demand for our products may decrease as our customers anticipate a downturn in their respective businesses. As demand for our customers’ products begins to soften, our customers could meet the reduced demand for their products using their existing inventory without replenishing the inventory, which would result in a reduction in demand for our products greater than the reduction in demand for their products. Further, the reduction in demand for our products can be exacerbated if inventory levels held by our customers exceed normal levels and our customers can utilize existing inventory for their own production requirements. This amplified reduction in demand for our products while our customers consume their inventory to meet their business needs (destocking) may adversely affect our financial position, results of operations and cash flows.

Our joint venture with UACJ in ABS products in the U.S. may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture.

We have a joint venture with UACJ Corporation to produce automotive BiW/ABS sheet in the U.S. and establish a leadership position in the growing North American BiW/ABS market. In 2016, we expanded the scope of our joint venture agreement to include investment in two additional 100 kt finishing lines, to be funded 51% by Constellium and 49% by Tri-Arrows Aluminum Holdings, a U.S. affiliate of UACJ. We cannot assure you that we will be able to successfully implement the planned expansion or our business strategy with respect to our joint venture with UACJ. Any inability to execute on the expansion or our strategy with respect to the joint venture could materially reduce our expected earnings and could adversely affect our operations overall.

The joint venture’s automotive (CALP) line is currently undergoing an extensive qualification process for OEM products. Any significant delays incurred during this qualification process, which would jeopardize the start of production of OEM customer products, would be detrimental to the financial performance of our joint venture and would negatively impact our North American BiW/ABS strategy and our anticipated return on investments.

In addition, we believe joint ventures generally involve special risks. Whether or not we hold a majority interest or maintain operational control in a joint venture, our partners may have economic or business interests or goals that may be inconsistent with our interests or goals. Further, an important element in the success of any joint venture is a constructive relationship between the members of that joint venture. If there were to be a change in ownership, a change of control, a change in management or management philosophy, a change in business strategy or another event with respect to UACJ or its affiliates who are involved in our joint venture, the joint venture and the relationship between the joint venture members, as well as our financial results and operations, could be materially adversely affected.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminium-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches, could have a material adverse effect on our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business, data, accounting, financial reporting, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

Some of our information systems are nearing obsolescence, in that the software versions they are developed on are no longer fully supported or kept up-to-date by the original vendors. Whilst the correct day-to-day operations are not at risk, major new requirements (e.g., in legal or payroll) might require manual workarounds if the current software versions do not support those new functionalities. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

The process of upgrading our information technology infrastructure may disrupt our operations.

We have performed an evaluation of our information technology systems and requirements and have implemented or plan to implement upgrades to our information technology systems that support our business. These upgrades involve replacing legacy systems with state-of-the-art systems, making changes to legacy systems or acquiring new systems with new functionality. There are inherent risks associated with replacing, changing or acquiring new systems, including accurately capturing data and system disruptions. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems could cause information losses, including data related to customer orders. Such a disruption could adversely impact our business, financial condition or results of operations.

A substantial percentage of our workforce is unionized or covered by collective bargaining agreements that may not be successfully renegotiated.

A significant number of our employees are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, and may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €5 million for the nine-month period ended September 30, 2016, €8 million for the year ended December 31, 2015 and €12 million for the year ended December 31, 2014. Restructuring costs in 2016, 2015, and 2014 were primarily related to corporate and production sites’ restructuring operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

Ongoing uncertainty in or deterioration of the global economy due to political, regulatory or other developments may adversely affect our operating results.

Our headquarters are in the European Union, and we maintain a significant presence in various European markets and the United States through our operating subsidiaries, including significant sales to customers in both Europe and the United States. If global economic and market conditions, or economic, political and financial market conditions in Europe, the United States or other key markets, remain uncertain or deteriorate, our customers may respond by suspending, delaying or reducing their capital expenditures, which may adversely affect our sales, cash flows and results of operations. For example, in June 2016, the United Kingdom held a non-binding advisory referendum in which voters voted for the UK to exit the European Union (“Brexit”), the outcome of which continues to be under review. In November 2016, the United States elected a new president. These, and other, political or geographical events could result in changes in trade policy, market volatility or currency exchange rate fluctuations, and resulting uncertainty in the economy and markets could cause our customers and potential customers to delay or reduce spending on our products or services. Any of these effects, could negatively impact our business, results of operations and financial condition.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures by Eurozone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. In addition, the actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the Company’s euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have a material adverse impact on the capital markets generally. Persistent disruptions in the European financial markets, the overall stability of the euro and the suitability of the euro as a single currency or the failure of a significant European financial institution, could have a material adverse impact on our operations or financial performance.

In addition, the outcome of the United Kingdom referendum where voters elected to leave the European Union (Brexit) as well as upcoming elections in France and Germany in 2017 could have implications on economic conditions globally as a result of changes in policy direction which may in turn influence the economic outlook for the European Union and its key trading partners. There can be no assurance that the actions we have taken or may take in response to global economic conditions more generally may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business globally.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers (including changes as a result of the 2016 U.S. presidential election);

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods. In certain emerging markets, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, as well as other environmental laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Measures to reduce carbon dioxide and other greenhouse gas emissions that could directly or indirectly affect us or our suppliers are currently being developed or may be developed in the future. Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing and future regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, a revised European emissions trading system or a successor to the Kyoto Protocol under the United Nations Framework Convention on Climate Change, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use on our fabrication processes are subject to government regulation, such as REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemicals substances”) in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness contains, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and Subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions.

In addition, the Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $20 million, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing twelve month basis until such time as borrowing availability has been at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for thirty consecutive days.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, we may not be able to borrow additional amounts and our lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Description of Other Indebtedness.”

Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is, and our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against shareholders’ equity for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

We also participate in various “multi-employer” pension plans in one of our facilities in the United States administered by labor unions representing some of our employees. Our withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could decide to discontinue participation in a plan, and in that event we could face a withdrawal liability. We could also be treated as withdrawing from participation in one of these plans if the number of our employees participating in these plans is reduced to a certain degree over certain periods of time. Such reductions in the number of our employees participating in these plans could occur as a result of changes in our business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations.

We may not be able to adequately protect proprietary rights to our technology.

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors or other third parties will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors or other third parties will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may institute or be named as a defendant in litigation regarding our intellectual property and such litigation may be costly and divert management’s attention and resources.

Any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. The unauthorized use of our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms, either of which could negatively affect our financial position, results of operations and cash flows.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At September 30, 2016, we had close-down and environmental restoration costs provisions of €88 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

Financial responsibility for contaminated property can be imposed on us where current operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, financial assurance, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter regardless of legality at the time of conduct and even though others were also involved or responsible.

We have accrued, and expect to accrue, costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could negatively affect our financial position, results of operations and cash flows.

Other legal proceedings or investigations, or changes in applicable laws and regulations, could increase our operating costs and negatively affect our financial condition and results of operations.

We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

Product liability claims against us could result in significant costs and could materially adversely affect our reputation and our business.

If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claims, we could still be forced to spend a substantial amount of money in litigation expenses, our management could be required to devote significant time and attention to defending against these claims, and our reputation could suffer, any of which could harm our business.

We may experience or be exposed to unknown or unanticipated issues, expenses, and liabilities as a result of the Wise Acquisition.

As a result of the Wise Acquisition, we may be exposed to unknown or unanticipated costs or liabilities, such as undisclosed liabilities of Wise, including those relating to environmental matters, for which we, as successor owner, may be responsible. Such unknown or unanticipated issues, expenses, and liabilities could have an adverse effect on our business, financial results and cash flows.

Our operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely impact our reputation.

The insurance level that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance in accordance with market practice, but such insurance may not fully cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including, but not limited to, liabilities for breach of contract, environmental compliance or remediation. In addition, from time to time and depending on market conditions, various types of insurance coverage for companies in our industry may not be available on commercially acceptable terms or, in some cases, may not be available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases or decreases in income tax rates, changes in income tax laws, additional income tax liabilities due to unfavorable resolution of tax audits and challenges to our tax position could have a material adverse impact on our financial results.

We operate in multiple tax jurisdictions and are filing our tax returns in compliance with the tax laws and regulations of these jurisdictions. Various factors, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives such as the Action Plan on Base Erosion and Profit Shifting (“BEPS”) of the Organization for Economic Co-operation and Development and the EU Anti Tax Avoidance Directive (EU/2016/1164) which aim among other things to address tax avoidance by multinational companies, changes in geographical allocation of income and expense, our ability to use net operating loss and other tax attributes, and our evaluation of our deferred tax assets that requires significant judgment. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available or on the basis of the lapse of the statute of limitation. We record additional tax expense or reduce tax expenses in the period in which we determine that the recorded tax liability is less than or in excess of the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

The Company is incorporated under the laws of the Netherlands and on this basis is subject to Dutch tax laws as a Dutch resident taxpayer. We believe that, because of the manner in which we conduct our business, the Company is resident solely in the Netherlands for tax purposes. However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our business, this could materially adversely affect our financial position.

Our historical financial information presented in this offering memorandum may not be representative of future results and our relatively short history operating as a standalone company may pose some challenges.

Due to inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future as past performance is not necessarily an indicator of future performance. In addition, we have a relatively short history operating as a standalone company which may pose some operational challenges to our management. Our management team has faced and could continue to face operational and organizational challenges and costs related to operating as a standalone company, such as continuing to establish various corporate functions, formulating policies, preparing standalone financial statements and continued integration of the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

If we do not adequately maintain and continue to evolve our financial reporting and internal controls (which could result in higher operating costs), we may be unable to accurately report our financial results or prevent fraud.

We will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a long history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We are a foreign private issuer under the U.S. securities laws within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to the Exchange Act Section 14 in connection with the solicitation of proxies for shareholder meetings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules specified above. We currently rely on exemptions from the requirements set out in (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly more than costs we incur as a foreign private issuer.

If we were not a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. Furthermore, if we were not a foreign private issuer, we would be required to meet such filing requirements on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data for Constellium for the periods and dates indicated.

The selected historical financial information presented for the years ended December 31, 2015, 2014 and 2013, has been derived from Constellium’s audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as adopted by the EU, incorporated by reference in this offering memorandum. The summary historical financial information presented as of December 31, 2013 has been derived from our audited financial statements not included or incorporated by reference in this offering memorandum. The selected historical financial information presented as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 is derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this offering memorandum. The summary historical financial information presented as of September 30, 2015 has been derived from our unaudited financial statements not included in this offering memorandum. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Basis of Preparation,” and the consolidated financial statements of Constellium and notes thereto included elsewhere in this offering memorandum or incorporated by reference.

	As of and for the years ended December 31,			As of and for the nine months ended September 30,
(€ in millions)	2013	2014	2015	2015	2016
Statement of income data
Revenue	3,495	3,666	5,153	4,031	3,582
Gross Profit	471	483	450	345	394
Income/(loss) from operations	209	150	(426)	(8)	217
Finance costs—net	50	58	155	119	130
Net Income/(loss) from continuing operations	96	54	(552)	(123)	16
Net Income/(loss)	100	54	(552)	(123)	16
Statement of financial position data
Cash and cash equivalents	233	991	472	331	618
Borrowings(1)	348	1,252	2,233	2,188	2,522
Total liabilities(2)	1,728	3,049	4,168	4,124	4,512
Total assets(2)	1,764	3,012	3,628	3,975	3,916
Net assets/(liabilities) or total invested equity	36	(37)	(540)	(149)	(596)
Share capital	2	2	2	2	2
Other operational and financial data (unaudited):
Net trade working capital(3)	222	210	149	387	190
Capital expenditure(4)	144	199	350	248	230
Volumes (in kt)	1,025	1,062	1,478	1,141	1,126
Net debt(5)	132	222	1,703	1,788	1,864
Adjusted EBITDA per ton (€/ton)	273	259	232	234	263
Adjusted EBITDA(6)	280	275	343	267	296
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	176	190	176	184	203
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	491	380	445	427	439
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	311	351	380	375	485

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2013	2014	2015	2015	2016
Trade receivables - net	363	436	264	518	310
Inventories	328	436	542	559	559
Trade payables	(469)	(662)	(657)	(690)	(679)

Net trade working capital	222	210	149	387	190

(4)	Represents purchases of property, plant, and equipment.
(5)	Net debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2013	2014	2015	2015	2016
Borrowings	348	1,252	2,233	2,188	2,522
Fair value of cross currency interest swaps(a)	26	(29)	(47)	(58)	(31)
Cash and cash equivalents	(233)	(991)	(472)	(331)	(618)
Cash pledged for issuance of guarantees	(9)	(10)	(11)	(11)	(9)

Net debt	132	222	1,703	1,788	1,864

(a)	Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium N.V. U.S. Dollar senior notes.
Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

(6)	Adjusted EBITDA, a measurement not defined by IFRS, is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs and impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share based compensation expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items. Effective January 1, 2014, we changed the measure of profitability for our segments under IFRS 8 Operating Segments from Management Adjusted EBITDA to Adjusted EBITDA. We are not required to and have not restated the financial statements as of December 31, 2013 and for the year ended December 31, 2013 in relation to this change in segment profitability measure. The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the years ended December 31, 2013, 2014, and 2015 and the nine months ended September 30, 2016 and 2015:

				For the nine months ended September 30,
	For the year ended December 31,
(€ in millions)	2013	2014	2015	2015	2016
Net income (loss)	100	54	(552)	(123)	16
Net income from discontinued operations	(4)	—	—	—	—
Other expenses	27	—	—	—	—
Finance costs, net	50	58	155	119	130
Income tax expense (benefit)	39	37	(32)	(6)	63
Share of (gain) / loss of joint ventures	(3)	1	3	2	8
Metal price lag(a)	29	(27)	34	22	3
Start-up and development costs(b)	7	11	21	19	16
Manufacturing system and process transformation costs(c)	—	1	11	6	4
Wise integration and acquisition costs	—	34	14	11	2
Wise one-time costs(d)	—	—	38	38	20
Wise purchase price adjustment(e)	—	—	—	—	(19)
Share based compensation	2	4	7	4	5
(Gains) / Losses on Ravenswood OPEB plan amendment	(11)	(9)	5	4	—
Swiss pension plan settlements	—	(6)	—	—	—
Income tax contractual reimbursements	—	(8)	—	—	—
Apollo Management fees	2	—	—	—	—
Depreciation and amortization	32	49	140	99	109
Restructuring costs	8	12	8	6	5
Impairment(f)	—	—	457	22	—
Losses on disposals and assets classified as held for sale	5	5	5	7	—
Unrealized (gains) / losses on derivatives	(12)	53	20	28	(65)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(2)	(1)	3	3	(1)
Other	11	7	6	6	—

Adjusted EBITDA	280	275	343	267	296

(a)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.
(b)	Start-up costs relating to new sites and business development initiatives for the year-end December 31, 2015, the nine months ended September 30, 2015 and September 30, 2016 amounted to €21 million, €19 million and €16 million respectively. These costs primarily relate to our Body In White growth projects both in Europe and the U.S, which amounted to €16 million, €15 million and €13 million respectively for the year-end December 31, 2015, the nine months ended September 30, 2015 and September 30, 2016.
(c)	Manufacturing system and process transformation costs are related to supply chain reorganization mainly in our A&T operating segment.

(d)	For the year-end December 31, 2015 and the nine months ended September 30, 2015, Wise one-time costs related to i) Wise Mid-West premium losses for €22 million, ii) non-cash step-up in inventory costs on the acquisition of Wise entities for €12 million and iii) the unwinding of Wise previous hedging policies losses for €4 million.

For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the renegotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business.

(e)	On September 21, 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized. We received a cash payment of €20 million and recorded €19 million gain net of costs.
(f)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and Property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment. For the nine months ended September 30, 2015 mainly includes an impairment charge of €19 million relating to certain Swiss assets of our AS&I operating segment.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015, which appear elsewhere in this offering memorandum. The following discussion is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Selected Financial Information of Constellium,” “Business,” our consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F, which is incorporated by reference in this offering memorandum and our unaudited condensed interim consolidated financial statements and the notes thereto, which appear elsewhere in this offering memorandum.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this offering memorandum. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Introduction

The following discussion and analysis is provided to supplement the unaudited condensed interim consolidated financial statements as of September 30, 2016 and for the nine months ended September 30, 2016 and 2015 and the notes related thereto which appear elsewhere in this offering memorandum and the section entitled “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 and the related notes included in our Annual Report on Form 20-F, incorporated by reference in this offering memorandum. This section is organized as follows:

•	Company Overview. This section provides a general description of our business.

•	Our Operating Segments. This section provides a summary of each of our operating segments, including a description of the end markets to which they sell and the industries in which they operate.

•	Discontinued Operations and Disposals. This section provides a summary description of completed and contemplated disposals of businesses.

•

Key Factors Influencing Constellium’s Financial Condition and Results from Operations.     This section provides a description of the factors that may significantly affect our financial condition, results from operations, or liquidity.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for the nine months ended September 30, 2016 and 2015.

•	Segment Results. This section provides a discussion of our segment results on a historical basis for the nine months ended September 30, 2016 and 2015.

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for the nine months ended September 30, 2016 and 2015.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. Our leadership positions include a leading position in European and North American can body stock market, a number one position in global aerospace plates and a leading global position as an aluminium automotive structures provider. This global leadership is supported by our well-invested facilities in Europe and North America, as well as more than 50 years of proven ability to deliver manufacturing quality and innovation, a global sales network and pre-eminent R&D capabilities.

As of December 31, 2016, we had approximately 11,000 employees, 22 “state-of-the-art,” integrated production facilities, 9 administrative and commercial sites, and one R&D center.

Our product portfolio is predominantly focused on high value-added, technologically advanced specialty products that command higher margins than less differentiated aluminium products. This portfolio serves a broad range of end-markets that are expected to exhibit attractive growth trends in future periods such as the aerospace and automotive markets. Our technological advantage and relationship with our customers is supported by our pre-eminent R&D capabilities. We believe that our R&D capabilities are a key attraction for our customers. Many projects are designed to support specific commercial opportunities at the request of our customers and are carried out in partnership with them.

This regular interaction and partnership with our customers also help us maintain our leading market positions. We have long-standing, established relationships with some of the largest companies in the packaging, aerospace, automotive and other transportation industries including Rexam/Ball, Crown, and Amcor, Boeing, Airbus, as well as a number of leading automotive firms. Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers averages 25 years, and in some cases as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, 5-year terms in contracts with our largest aerospace customers, and 3 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers.

A material portion of our slab and billet supply is produced in our own casthouses, using primarily recycled aluminium. Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto.

The table below presents our revenue, net income or loss and Adjusted EBITDA in the nine months ended September 30, 2016 and 2015. A reconciliation of the net income to Adjusted EBITDA is included in “—Segment Results.”

	For the nine months ended September 30,
	2016	2015
Revenue	3,582	4,031
Net (loss) income	16	(123)
Adjusted EBITDA	296	267

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Packaging & Automotive Rolled Products Segment

Our Packaging & Automotive Rolled Products segment produces and develops customized aluminium sheet and coil solutions. Approximately 85% of the segment volume for the nine months ended September 30, 2016 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. Approximately 11% of the segment volume for this period was in automotive rolled products and the balance of the segment volume, approximately 4% more for specialty and other thin-rolled product applications. Our Packaging & Automotive Rolled Products segment accounted for 52% of revenues and 53%1 of Adjusted EBITDA for the nine months ended September 30, 2016.

Aerospace & Transportation Segment

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate and sheet which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, and portfolio of plants across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. Approximately 48% of the segment volume for the nine months ended September 30, 2016 was in aerospace applications and approximately 52% was in transportation industry and other rolled product applications. Aerospace & Transportation accounted for 27% of our revenues and 27%1 of Adjusted EBITDA for the nine months ended September 30, 2016.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large extruded profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Approximately 45% of the segment volume for the nine months ended September 30, 2016 was in automotive extruded products and approximately 55% was in other extruded product applications. Our Automotive Structures & Industry segment accounted for 21% of revenues and 27%1 of Adjusted EBITDA for the nine months ended September 30, 2016.

[1]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

Discontinued Operations and Disposals

In the first quarter of 2016, we completed the disposal of our plant in Carquefou (France) which was part of our A&T operating segment and was classified as held for sale at December 31, 2015. In the fourth quarter of 2015, we recorded an €8 million charge upon the write-down of the related assets to their net realizable value. The sale was completed in February 2016 and no gain was recognized upon disposal. The plant generated revenue of €11 million in fiscal year 2015.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The Aluminium Industry

We participate in select segments of the aluminium semi-fabricated products industry, including rolled and extruded products. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in the respect that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, purchasing power and increasing focus globally on sustainability and environmental issues. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

We do not mine bauxite, refine alumina, or smelt primary aluminium as part of our business.

Our industry is cyclical and is affected by global economic conditions, industry competition and product development.

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Economic Conditions, Markets and Competition

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We are also seeking to purchase transportation and logistics services from third parties, to the extent possible, in order to limit capital expenditure and manage our fixed cost base.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (packaging, aerospace and automotive):

•

Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks and other beverages like beer during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, and (iii) increasing penetration of aluminium in can body stock at the expense of steel.

•

We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately 8 to 9 years of manufacturing at current delivery rates.

•

Although the automotive industry as a whole is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by the light-weighting demand for new car models, which drives a positive substitution of heavier metals in favor of aluminium.

In addition to the counter-cyclicality of our key end-markets, we believe our cash flows are also largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

Volumes

The profitability of our businesses is determined, in part, by the volume of tons sold and processed. Increased production volumes will result in lower per unit costs, while higher sold volumes will result in additional revenues and associated margins.

Price and Margin

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME and regional price fluctuations with the following methods:

•

In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to enter into derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•

However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

With the exception of the derivative instruments we entered into in connection with the acquisition of Wise and certain derivative instruments entered into in 2016 to hedge the foreign currency risk associated with the cash flows of highly probable forecasted sales, which we have designated for hedge accounting, we do not apply hedge accounting for the derivative instruments and therefore any mark-to-market movements for these instruments are recognized in “other (losses)/gains—net”. Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes.

In addition, our operations require that a significant amount of inventory be kept on hand to meet future production requirements. The value of the base level of inventory is also susceptible to changing primary aluminium prices. In order to reduce these exposures, we focus on reducing inventory levels and offsetting future physical purchases and sales.

We refer to the timing difference between the price of primary aluminium included in our revenues and the price of aluminium impacting our cost of sales as “metal price lag.”

Also included in our results is the impact of differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium, but purchase large amounts of scrap aluminium to produce our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, have recently become more volatile. Notably, regional premiums increased significantly in 2013 and 2014, with the Rotterdam premium and the Midwest premium reaching unprecedented levels in the fourth quarter of 2014. During the second half of 2015, both the Rotterdam and Midwest premiums returned to levels seen prior to 2013. Although our business model seeks to minimize the impact of aluminium price fluctuations on our net income and cash flows, we are not always able to pass-through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials. We refer to this exposure as “metal premium losses.” See “Risk Factors—Our financial results could be adversely affected by the volatility in aluminium prices.”

Seasonality

Customer demand in the aluminium industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with the lowest volumes typically delivered in August and December and highest volumes delivered in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium for the nine months ended September 30, 2016 and 2015 are presented in the table below:

	For the nine months ended September 30,		% Change
	2016	2015
	(€ per ton)
Average LME transaction price	1,406	1,543	(9%)
Average Midwest Premium	150	286	(48%)

Average all-in aluminium price U.S.	1,556	1,829	(15%)
Average LME transaction price	1,406	1,543	(9%)
Average Rotterdam Premium	119	234	(49%)

Average all-in aluminium price Europe	1,525	1,777	(14%)

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 19% and 17% of revenues for the nine months ended September 30, 2016 and 2015, respectively. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations as of December 31, 2016 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the euro and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations. This impact is referred to as the “effect of foreign currency translation” in the “Results of Operations” discussion below. We calculate the effect of foreign currency translation by converting our current period local currency financial information using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into in 2016 to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, Hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “other gains/(losses)—net.”

Presentation of Financial Information

The financial information presented in this section is derived from our unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2016 and 2015 prepared in accordance with IAS 34, Interim Financial Reporting.

Results of Operations

Description of Key Line Items of the Historical Consolidated Statements of Income

Set forth below is a brief description of the composition of the key line items of our historical consolidated statements of income for continuing operations:

•	Revenue. Revenue represents the income recognized from the delivery of goods to third parties, including the sale of scrap metal and tooling, less discounts, credit notes and taxes levied on sales.

•

Cost of sales.     Cost of sales include the costs of materials directly attributable to the normal operating activities of the business, including raw material and energy costs, personnel costs for those involved in production, depreciation and the maintenance of producing assets, packaging and freight on-board costs, tooling, dies and utility costs.

•

Selling and administrative expenses.     Selling and administrative expenses include depreciation of non-producing assets, amortization, personnel costs of those personnel involved in sales and corporate functions such as finance and IT.

•

Research and development expenses.     Research and development expenses are costs in relation to bringing new products to market. Included in such expenses are personnel costs and depreciation and maintenance of assets offset by tax credits for research activities where applicable.

•

Restructuring costs.     Restructuring costs represent expenses incurred in implementing management initiatives for cost-cutting and efficiency improvements, primarily related to severance payments, pension curtailment costs and contract termination costs.

•	Impairment. Impairment represents asset impairment charges.

•

Other (losses)/gains—net.     Other losses or gains include unusual infrequent or non-recurring items, realized and unrealized gains or losses on derivative instruments and exchange gains or losses on the remeasurement of monetary assets or liabilities.

•

Finance costs, net.     Finance costs, net is comprised mainly of interest expense on borrowings, and the net impact of realized foreign exchange transaction gains or losses recognized on U.S. dollar denominated debt at euro functional currency entities and gains or losses recognized on cross currency swaps entered into in order to hedge this transactional exposure.

•	Share of (loss)/profit of joint ventures. Results from investments in joint ventures represent Constellium’s share of results of joint ventures accounted for using the equity method.

•	Income taxes. Income tax represents the aggregate of current and deferred tax expense or benefit. Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit/(loss) for a period. Deferred tax represents the amounts of income taxes payable/(recoverable) in future periods in respect of taxable (deductible) temporary differences and unused tax losses.

Results of Operations for the nine months ended September 30, 2016 and 2015

	For the nine months ended September 30,
	2016		2015
	(€ in millions and as a % of revenues)
		%		%
Revenue	3,582	100%	4,031	100%
Cost of sales	(3,188)	89%	(3,686)	91%

Gross profit	394	11%	345	9%

Selling and administrative expenses	(190)	5%	(189)	5%
Research and development expenses	(22)	1%	(25)	1%
Restructuring costs	(5)	0%	(6)	0%
Impairment	—	0%	(22)	1%
Other gains / (losses) net	40	1%	(111)	3%

Income / (loss) from operations	217	6%	(8)	0%
Finance costs, net	(130)	4%	(119)	3%
Share of loss of joint ventures	(8)	0%	(2)	0%

Income / (loss) before income taxes	79	2%	(129)	3%
Income tax (expense) / benefit	(63)	2%	6	0%

Net income/(loss)	16	0%	(123)	3%

Shipment volumes (in kt)	1,126		1,141
Revenue per ton (€ per ton)	3,181		3,533

Revenue

Revenue decreased by 11% or €449 million to €3,582 million for the nine months ended September 30, 2016, from €4,031 million for the nine months ended September 30, 2015. This decrease in revenue reflected stable volumes and a 10% decrease in revenue per ton, primarily as a result of lower LME and premium prices.

Our revenue is discussed in more detail in the “—Segment Results” section.

Cost of Sales and Gross Profit

Cost of sales decreased by 14%, or €498 million, to €3,188 million for the nine months ended September 30, 2016, from €3,686 million for the nine months ended September 30, 2015. This decrease reflected a €423 million decrease in the total cost of raw material and consumables used, primarily as a result of lower LME and premium prices, a €27 million decrease in energy costs driven by lower prices for electricity and natural gas as well as a reduction in fixed production and maintenance costs.

As a result our gross profit margin as a percentage of revenue increased to 11% in the nine months ended September 30, 2016 from 9% in the nine months ended September 30, 2015.

Selling and Administrative Expenses

Selling and administrative expenses remained stable at €190 million for the nine months ended September 30, 2016, compared to €189 million for the nine months ended September 30, 2015, reflecting a slight increase in labor costs as a result of inflation and non-recurring costs related to the turnover in executive personnel, partially offset by a decrease in non-labor costs.

Research and Development Expenses

Research and development expenses decreased by 12% or €3 million, to €22 million in the nine months ended September 30, 2016, from €25 million in the nine months ended September 30, 2015. Research and development expenses are presented net of €8 million and €7 million of research and development tax credits received in France for the nine months ended September 30, 2016 and 2015, respectively. Research and development expenses, excluding tax credits received were €10 million, €13 million, and €7 million at the P&ARP, A&T, and AS&I segments, respectively, in the nine months ended September 30, 2016.

Restructuring Costs

In the nine months ended September 30, 2016, restructuring costs amounted to €5 million and were primarily related to a restructuring plan at our Muscle Shoals facility. In the nine months ended September 30, 2015 restructuring costs amounted to €6 million and were primarily incurred in connection with restructuring activities at our Valais (Switzerland) operations.

Impairment

Impairment charges of €22 million recorded in the nine month period ended September 30, 2015 are comprised of a €19 million impairment related to our operations in Valais, Switzerland within the AS&I segment and a €3 million impairment related to our Muscle Shoals operations within our P&ARP segment.

Other (losses)/gains—Net

	For the nine months ended September 30,
(€ in millions)	2016	2015
Realized losses on derivatives	(46)	(64)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	65	(28)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	1	(3)
Wise purchase price adjustment	19	—
Ravenswood OPEB plan amendment	—	(4)
Losses on disposal and assets classified as held for sale	—	(7)
Wise acquisition costs	—	(5)
Other—net	1	—

Total other gains / (losses), net	40	(111)

Other gains—net were €40 million for the nine months ended September 30, 2016 compared to Other losses—net of €111 million for the nine months ended September 30, 2015.

Realized losses recognized upon the settlement of derivative instruments amounted to €46 million and €64 million in the nine months ended September 30, 2016 and 2015, respectively. Of these, realized losses on LME derivatives were €5 million and €38 million in the nine months ended September 30, 2016 and 2015, respectively and realized losses on foreign exchange derivatives were €35 million and €26 million in the nine months ended September 30, 2016 and 2015, respectively.

Unrealized gains on derivative instruments amounted to €65 million in the nine months ended September 30, 2016 and were primarily comprised of €36 million of gains relating to foreign exchange derivatives and €23 million of gains relating to LME derivatives. In the nine months ended September 30, 2015 unrealized losses on derivative instruments amounted to €28 million and were comprised of €13 million of losses relating to foreign exchange derivatives and €15 million of losses relating to LME derivatives.

In the nine month ended September 30, 2016 we recognized a €19 million gain relating to the finalization of certain contractual price adjustments for the acquisition of Wise Metals. Losses on disposal and assets classified as held-for-sale recognized in the nine months ended September 30, 2015 primarily relate to the write-down of assets at our plant in Carquefou, France upon our decision to sell the plant.

Finance Cost-Net

Finance costs—net increased by €11 million, to €130 million for the nine months ended September 30, 2016, from €119 million in the nine months ended September 30, 2015. This increase is mainly due to increased interest expense as a result of the issuance of our $425 million Senior Secured Notes in March 2016.

In the nine months ended September 30, 2016, foreign exchange net gains from the revaluation of the portion of our U.S. dollars-denominated debt held by euro functional currency entities amounted to €7 million and was offset by losses on derivative instruments entered into to hedge this exposure. In the nine months ended September 30, 2015, foreign exchange net losses from the revaluation of the portion of our U.S. dollars-denominated debt held by euro functional currency entities amounted to €36 million and was offset by gains on derivative instruments entered into to hedge this exposure.

Income Tax

Income tax expense for the nine months ended September 30, 2016 amounted to €63 million compared to an income tax benefit of €6 million for the nine months ended September 30, 2015.

Our effective tax rate represented 80% of our income before income tax for the nine months ended September 30, 2016 and 5% of our loss before tax for the nine months ended September 30, 2015.

Our projected blended statutory tax rate decreased by approximately 6 percentage points in the nine months ended September 30, 2016 compared to the nine months ended September 2015 as a result of changes in the geographical mix of our pre-tax results.

The effective tax rate for the nine months ended September 30, 2016 applies to €79 million of pre-tax income and is significantly higher than our projected blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses.

The effective tax rate for the nine months ended September 30, 2015 applies to €129 million of pre-tax loss and is significantly lower than our projected blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses.

Net Income / Loss for the Year

As a result of the above factors, our net income was €16 million in the nine months ended September 30, 2016 compared to a net loss of €123 million in the nine months ended September 30, 2015.

Segment Results

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the nine months ended September 30,
	2016		2015
	(€ in millions and as a % of revenues)
		%		%
P&ARP	1,887	52%	2,172	54%
A&T	979	27%	1,045	26%
AS&I	769	21%	807	20%
Holdings and Corporate	(13)	0%	25	0%

Inter-segment eliminations	(40)	—	(18)	—

Total revenues	3,582	100%	4,031	100%

P&ARP.     Revenues in our P&ARP segment decreased by 13%, or €285 million, to €1,887 million in the nine months ended September 30, 2016, from €2,172 million for the nine months ended September 30, 2015, reflecting relatively stable shipments and lower revenue per ton driven by lower metal prices.

P&ARP shipments were relatively stable with a 2% or 19kt decrease, reflecting lower shipments in Packaging rolled products and in Specialty and other thin-rolled products, partially offset by a 31% or 20kt increase in automotive rolled products.

Revenue per ton decreased by 11% to €2,429 per ton in the nine months ended September 30, 2016 from €2,729 per ton in the nine months ended September 30, 2015, primarily as a result of a decrease in LME and premium prices.

A&T.     Revenue at our A&T segment decreased by €66 million, or 6% to €979 million in the nine months ended September 30, 2016 from €1,045 million in the nine months ended September 30, 2015, reflecting relatively stable shipments and lower revenue per ton driven by lower metal prices.

A&T shipments were relatively stable with a 2% or 3kt increase, reflecting higher shipments in Transportation, industry and other products partially offset by a slight decrease in Aerospace rolled products shipments.

Revenue per ton decreased by 8% to €5,321 per ton in the nine months ended September 30, 2016 from €5,773 per ton in the nine months ended September 30, 2015, primarily reflecting lower LME and premium prices.

AS&I.     Revenues in our AS&I segment decreased by 5%, or €38 million, to €769 million for the nine months ended September 30, 2016, from €807 million for the nine months ended September 30, 2015, reflecting stable shipments and lower revenue per ton driven by lower metal prices.

AS&I shipments were relatively stable with a 2% or 4kt increase, reflecting higher shipments in both Automotive extruded products and Other extruded products.

Revenue per ton decreased by 7% to €4,577 per ton in the nine months ended September 30, 2016 from €4,921 per ton in the nine months ended September 30, 2015, reflecting lower LME and premium prices, partially offset by a favorable product mix effect.

Holdings and Corporate.     Revenues in the Holdings and Corporate segment for the nine months ended September 30, 2016 included a €20 million one-time payment related to the renegotiation of a contract with one of Wise’s customers, offset by metal sales to third parties. Revenues in the Holdings and Corporate segment for the nine months ended September 30, 2015 are primarily related to metal sales to third parties.

Adjusted EBITDA

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

We believe Adjusted EBITDA, as defined below, is useful to investors as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Our CODM measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs and impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, Share based compensation expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

The following table shows Constellium’s consolidated Adjusted EBITDA for the nine months ended September 30, 2016 and 2015.

	For the nine months ended September 30,
	2016		2015
	(millions of € and as a % of total Adjusted EBITDA)
		%		%
P&ARP	158	53%	146	55%
A&T	81	27%	77	29%
AS&I	81	27%	62	23%
Holdings and Corporate	(24)	(8)%	(18)	(7)%

Total Adjusted EBITDA	296	100%	267	100%

Total Adjusted EBITDA for the nine months ended September 30, 2016 was €296 million, an 11% or €29 million increase compared to €267 million of total Adjusted EBITDA for the nine months ended September 30, 2015.

P&ARP.     For the nine months ended September 30, 2016, Adjusted EBITDA for our P&ARP segment was €158 million which represented an 8% increase from €146 million in the same period in 2015 while Adjusted EBITDA per metric ton increased 11% from the prior year to €203, primarily reflecting strong operational improvements, in particular at Muscle Shoals.

A&T.     For the nine months ended September 30, 2016, Adjusted EBITDA was €81 million, an increase of 5% from the same period in 2015 and Adjusted EBITDA per metric ton increased to €439, primarily reflecting operational improvements.

AS&I.     For the nine months ended September 30, 2016, Adjusted EBITDA was €81 million, a strong increase of 31% from the same period in the prior year, reflecting notably the favorable North American automotive structures market.

Holdings and Corporate.     Our Holdings and Corporate segment generated Adjusted EBITDA losses of €24 million and €18 million in the nine months ended September 30, 2016 and 2015. The increase in Adjusted EBITDA losses from period to period is notably attributable to approximately €3 million of charges recorded in the third quarter of 2016 in connection with the recent changes in the executive management team.

The following table reconciles our net income or loss for each of the nine months ended September 30, 2016 and 2015 to our Adjusted EBITDA for the periods presented:

	For the nine months ended September 30,
(€ in millions)	2016	2015
Net (loss) income	16	(123)
Finance costs, net	130	119
Income tax (benefit) expense	63	(6)
Share of (gain) / loss of joint ventures	8	2
Metal price lag(a)	3	22
Start-up and development costs(b)	16	19
Manufacturing system and process transformation costs(c)	4	6
Wise integration and acquisition costs	2	11
Wise one-time costs (d)	20	38
Wise purchase price adjustment (e)	(19)	—
Share based compensation	5	4
Losses on Ravenswood OPEB plan amendment	—	4
Depreciation, amortization and impairment(f)	109	121
Restructuring costs	5	6
Losses on disposals and assets classified as held for sale	—	7
Unrealized (gains) / losses on derivatives	(65)	28
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities—net	(1)	3
Other (g)	—	6

Adjusted EBITDA	296	267

(a)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, by the quantity sold in the period.
(b)	Start-up costs relating to new sites and business development initiatives for the nine months ended September 30, 2015 and September 30, 2016 amounted to €19 million and €16 million respectively. These costs primarily relate to our Body In White growth projects both in Europe and the U.S., which amounted €15 million and €13 million respectively for the nine months ended September 30, 2015 and September 30, 2016.
(c)	Manufacturing system and process transformation costs are related to supply chain reorganization mainly in our A&T operating segment.
(d)	For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business.
For the nine months ended September 30, 2015, Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million), to the unwinding of Wise previous hedging policies losses (€4 million) and to Midwest premium losses (€22 million).
(e)	On September 21, 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized. We received a cash payment of €20 million and recorded €19 million gain net of costs.
(f)	For the nine months ended September 30, 2015 mainly includes an impairment charge of €19 million relating to certain Swiss assets of our AS&I operating segment,
(g)	Includes individually immaterial other adjustments. For the nine months ended September 30, 2016, includes individually immaterial other adjustments offset by €4 million of insurance proceeds.

Covenant Compliance

The indentures governing our outstanding debt securities contain no maintenance covenants but contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.

The Ravenswood ABL Facility, described in “Description of Other Indebtedness”—the “Ravenswood ABL Facility,” contains a financial maintenance covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of the greater of (i) $10 million and (ii) 10% of the aggregate revolving loan commitments. Constellium Rolled Products Ravenswood, LLC is currently in compliance with this financial maintenance covenant. The Ravenswood ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood.

The Wise ABL Facility, also described in “Description of Other Indebtedness—Wise ABL Facility,” requires the maintenance of a fixed charge coverage ratio if the excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20 million. Wise’s excess availability as of December 31, 2016 was above 10% of the aggregate borrowing base and was greater than $20 million and as such, the company was not required to comply with the ratio requirement.

We were in compliance with our covenants throughout 2016 and 2015 and as of September 30, 2016 and December 31, 2015.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, new debt issuances or refinancing of existing debt facilities and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under the following risk factors within the “Risk Factors—Risks Related to Our Business” section:

•

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments;

•

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships; and

•

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

At September 30, 2016, we had €791 million of total liquidity, comprised of €618 million in cash and cash equivalents, €129 million of undrawn credit facilities under our ABL facilities, €37 million available under our factoring arrangements, and €7 million under a revolving credit facility.

Cash Flows

The following table summarizes our operating, investing and financing activities for the 9 months ended September 30, 2016 and 2015:

	For the nine months ended September 30,
	2016	2015
Net cash provided by/(used) in:
Operating activities	190	244
Investing activities	(233)	(611)
Financing activities	183	(298)

Net increase/decrease in cash and cash equivalents, excluding the effect of exchange rate changes	140	(665)

Net cash flows from operating activities

Net cash flows from operating activities decreased by €54 million, from an inflow of €244 million in the nine months ended September 30, 2015, to an inflow of €190 million in the nine months ended September 30, 2016.

The period over period decrease in operating cash flows is primarily attributable to changes in working capital, partially offset by an increase in our cash operating results with our net cash-flow from operating activities, excluding working capital changes increasing from €126 million in the nine months ended September 30, 2015 to €229 million in the nine months ended September 30, 2016. In the nine months ended September 30, 2016, cash flows used in changes in working capital amounted to €39 million reflecting increased working capital partially offset by €82 million of additional non-recourse factoring in the period. In the nine months ended September 30, 2015, cash flows provided by changes in working capital were €118 million primarily reflecting significant improvement at Muscle Shoals following the acquisition.

Net cash used in investing activities

Net cash flows used in investing activities decreased by €378 million to €233 million for the nine months ended September 30, 2016, from €611 million for the nine months ended September 30, 2015, mainly driven by the net consideration of €348 million paid in 2015 in connection with the Wise Acquisition.

Capital expenditures were €230 million for the nine months ended September 30, 2016 compared to €248 million for the nine months ended September 30, 2015 and related primarily to recurring investment in our manufacturing facilities and our growth projects.

Cash flows used in investing activities for the nine months ended September 30, 2016 reflected the €20 million cash payment received in connection with the finalization of contractual price adjustments for the Wise acquisition. Cash flows used in investing activities also included €27 million and €14 million related to loans to joint ventures for the nine months ended September 30, 2016 and 2015, respectively.

For further details on capital expenditures projects, see the “—Financing Arrangements—Historical Capital Expenditures” section below.

Net cash from /(used in) financing activities

Net cash flows from /(used in) financing activities was an inflow of €183 million for the nine months ended September 30, 2016, compared to an outflow of €298 million for the nine months ended September 30, 2015.

Net cash provided by financing activities in the nine months ended September 30, 2016 reflected primarily €375 million of net proceeds from the $425 million 7.875% Senior Secured Notes issued in March 2016, interest paid for €102 million and repayments of amounts due under our U.S. revolving credit facility and other loans for €71 million.

Net cash used in financing activities in the nine months ended September 30, 2015 reflected primarily €225 million in repayments made on the Ravenswood ABL Facility and other loans, interest paid for €89 million.

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the nine months ended September 30,
	2016	2015
	(€ in millions)
P&ARP	(107)	(110)
A&T	(69)	(90)
AS&I	(47)	(44)
Intersegment and Other	(7)	(4)

Total capital expenditure	(230)	(248)

The main projects undertaken during the nine months ended September 30, 2016 included the Body-in-White capacity extension and the conversion of the Muscle Shoals plant acquired in 2015 from a can-stock to an automotive product production facility within the P&ARP segment, and projects related to the Airware® casthouse and capital investments, mainly at our Issoire and Ravenswood, West Virginia facilities, to support improved production capacity and manufacturing efficiency within the A&T segment.

As at September 30, 2016, we had €362 million of construction in progress which relates to our continued maintenance, modernization and expansion projects at our Muscle Shoals, Neuf Brisach, Issoire, Van Buren, Ravenswood, Singen and Decin facilities.

Our principal capital expenditures are expected to total approximately €1,400 million in the years ended December 31, 2017 to 2021, in the aggregate. We currently expect all of our capital expenditures to be financed with cash on hand and external financing.

Off-Balance Sheet Arrangements

As of September 30, 2016, we have no significant off-balance sheet arrangements (as defined in Instruction 2 to Item 5.E in Form 20-F).

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 23 to our audited consolidated financial statements incorporated by reference in this offering memorandum.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements, which are incorporated by reference in this offering memorandum. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our unaudited condensed interim consolidated financial statements included elsewhere in this offering memorandum.

BUSINESS

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. We have a strategic footprint of manufacturing facilities located in North America, Europe and China. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2016, we operated 22 production facilities, including a new facility operated by our joint venture with UACJ Corporation in Bowling Green, Kentucky, USA, 9 administrative and commercial sites and one R&D center, and have approximately 11,000 employees. In addition, we are building new facilities in Bartow County, Georgia, USA and San Luis Potosí, Mexico, in response to growing demand for automotive structures in North America. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the North America and Europe and our presence in China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by substitution trends in European can sheet and automotive customers as well as order backlogs in aerospace. As of 2016, we are a leading European and North American supplier of can body stock, the leading global supplier of aluminium aerospace plates, and believe that we are one of the largest providers of aluminium auto crash management systems globally. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as Rexam/Ball2, AB InBev, Crown Holdings, Inc., Airbus, Boeing, and several premium automotive OEMs, including BMW AG, Daimler AG and Ford. Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the average length of our relationships with our most significant customers averages 25 years, and in some cases as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 3 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk and creates a competitive advantage.

[2]	Ball completed acquisition of Rexam PLC in June 2016

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our inventory levels, a reduction in our working capital requirements and a positive impact on our operating cash flows. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn.

For the nine months ended September 30, 2016 and 2015, we shipped approximately 1,126 kt and 1,141 kt of finished products, generated revenues of €3,582 million and €4,031 million, generated net income of €16 million and net loss of €(123) million, and generated Adjusted EBITDA of €296 million and €267 million, respectively. The financial performance for the nine months ended September 30, 2016 represented a 1% decrease in shipments, an 11% decrease in revenues and an 11% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage through the following business strategies:

•	Continue to target investment in high-return opportunities in our core markets (automotive, aerospace and packaging), with the goal of driving growth and profitability.

•	Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers.

•	Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers.

•	Support our customer base globally.

•	Deliver superior operational performance through manufacturing excellence.

Table: Overview of Operating Segments (as of December 31, 2016)

	Packing & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry
Manufacturing Sites	• 4 (France, Germany, United States)	• 6 (France, United States, Switzerland)	• 14 (France, Germany, Switzerland, Czech Republic, Slovakia, North America, China)

Employees (as of December 31, 2016)	• 3,388	• 3,606	• 3,310

Key Products	• Can Body Stock • Can End Stock • Closure Stock • Auto Body Sheet[3] • Heat Exchangers • Specialty reflective sheet (Bright)	• Aerospace plates, sheets and extrusions • Aerospace wing skins • Plates for general engineering • Sheets for transportation applications	• Extruded products including: • Soft alloys • Hard alloys • Large profiles • Automotive structures based on extruded products

Key Customers	• Packaging: AB InBev, Rexam/Ball, Can-Pack, Crown, Amcor, Ardagh Group, Coke • Automotive: Daimler AG, Audi, Volkswagen, Valeo, PSA Group	• Aerospace: Airbus, Boeing, Bombardier, Dassault, Embraer • Transportation, Industry, Defense and Distribution: Ryerson, ThyssenKrupp, Amari	• Automotive: Audi, BMW AG, Daimler AG, Porsche, General Motors, Ford, Benteler, PSA Group, Chrysler, Fiat, JLR • Rail: Stadler, CAF

Key Facilities	• Neuf-Brisach (France) • Singen (Germany) • Muscle Shoals (Alabama, USA) • Bowling Green (Kentucky, USA)[4]	• Ravenswood (West Virginia, USA) • Issoire (France) • Sierre (Switzerland)	• Děčín (Czech Republic) • Singen/Gottmadingen (Germany) • Van Buren (Michigan, USA)

[3]	In this document Auto Body Sheet and Body-in-White are used interchangeably
[4]	Joint Venture with UACJ Corporation, 51% owned by Constellium

Our Operating Segments

Our business is organized into three operating segments: (i) Packaging & Automotive Rolled Products, (ii) Aerospace & Transportation, and (iii) Automotive Structures & Industry.

Operating Segment	Main Product Category	Description
Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminium products in our European and North American facilities. We supply the automotive market with a number of technically sophisticated applications such as automotive body sheet and heat exchangers. In addition, we supply the packaging market with can stock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. We also fabricate sheet and coils for the building and construction markets.

Aerospace & Transportation	Rolled Products	Includes the production of rolled aluminium products (and very limited extruded products) for the aerospace market, as well as rolled products for transport, industry and defense end-uses. We produce aluminium plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminium products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Automotive Structures & Industry	Extrusions and Structures	Includes the production of technologically advanced structures for the automotive industry including crash-management systems, body structures and side impact beams in Germany, North America and China. In addition, we fabricate hard and soft aluminium alloy extruded profiles in Germany, France, Switzerland, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding).

The following charts present our revenues by operating segment and geography for the twelve months ended December 31, 2015:

Revenues per operating segment	Revenues per geographic zone[6]

The following table presents our shipments by products and services:

(in metric tons)	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Packaging rolled products	658	678
Automotive rolled products	85	65
Specialty and other thin-rolled products	34	53
Aerospace rolled products	88	89
Transportation, industry, and other rolled products	96	92
Automotive extruded products	76	74
Other extruded products	92	90
Other	(3)	—

Total shipments	1,126	1,141

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminium sheet and coil solutions. Approximately 85% of operating segment volume for the nine-month period ended September 30, 2016 was in packaging rolled products, which primarily include beverage and food can stock as well as closure stock and foil stock, and 15% of operating segment volume for that period was in automotive and specialty and other thin-rolled products, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating

[6]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA, is attributable to amounts for Holdings and Corporate.

segment accounted for 52% of revenues and 53%7 of Adjusted EBITDA for the nine months ended September 30, 2016.

As of December 2016, we are a leading European and North American supplier of can body stock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (the structural framework of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam/Ball Corporation8, AB InBev, VW Group, Daimler AG, PSA Group, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG. Our packaging contracts have usually a duration of three to five years. Our automotive contracts are usually valid for the lifetime of a model, which is typically six to seven years.

We have two integrated rolling operations located in Europe’s industrial heartland and one integrated rolling operation in Muscle Shoals, Alabama, following our acquisition of Wise Metals. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a uniquely integrated aluminium recycling, rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, closure stock, paintstock and foilstock. Muscle Shoals is a highly focused factory mostly dedicated to UBC recycling and can stock rolling. After investment, the plant is expected to be capable of producing high-quality Auto Body Sheet cold coils.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU International Limited (“CRU”), during the 2008-2009 economic crisis, can stock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminium products volumes in aggregate during the same period in Europe and by 5% in 2009 versus 2006 as compared to a more than 40% decrease for flat rolled aluminium products volumes in North America. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminium in can body stock in the European market, at the expense of steel, and (iv) increasing consumption in Eastern Europe linked to purchasing power growth. The U.S. can body stock market on the other hand has seen gradual declines in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption. Analysts expect however that the growth in Aluminium Auto Body Sheet will change the dynamic in the market, with capacity being shifted from can body stock to Auto Body Sheet. As a result, CRU expects that by the latter part of this decade, can stock conversion fees could increase, and even a step change upward may be possible.

[7]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA, is attributable to amounts for Holdings and Corporate.
[8]	Ball completed acquisition of Rexam PLC in June 2016.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the nine months ended September 30,
(€ in millions, unless otherwise noted)	2016	2015
Packaging & Automotive Rolled Products:
Segment Revenues	1,887	2,172
Segment Shipments (kt)	777	796
Segment Revenues (€/ton)	2,429	2,729
Segment Adjusted EBITDA(1)	158	146
Segment Adjusted EBITDA(€/ton)	203	184
Segment Adjusted EBITDA margin	8%	7%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for 27% of our revenues and 27%9 of Adjusted EBITDA for the nine months ended September 30, 2016.

In 2016, six of our manufacturing facilities produce products that were sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer the full spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have unique capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil and commercial).

Downstream aluminium products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed Airware®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally friendly aircraft.

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or

[9]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA, is attributable to amounts for Holdings and Corporate.

longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace products typically correlates directly with aircraft backlogs and build rates. As of December 2016, the backlog reported by Airbus and Boeing for commercial aircraft reached 12,589 units on a combined basis, representing approximately 8 to 9 years of production at current build rates.

Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization. NADCAP is a cooperative organization of numerous aerospace OEMs that defines industry-wide manufacturing standards. NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year. We believe we are able to obtain such qualifications within that time frame for two main reasons. First, some new product qualifications depend on having older qualifications regarding their alloy, temper or shape which we have already obtained through our long history of working with the main aircraft OEMs. This range of qualifications includes in excess of 100 specifications, some of which we obtained during programs dating back to the 1960s. Second, over the course of the decades that we have been working with the aerospace OEMs, we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the nine months ended September 30,
(€ in millions, unless otherwise noted)	2016	2015
Aerospace & Transportation:
Segment Revenues	979	1,045
Segment Shipments (kt)	184	181
Segment Revenues (€/ton)	5,321	5,773
Segment Adjusted EBITDA(1)	81	77
Segment Adjusted EBITDA(€/ton)	439	427
Segment Adjusted EBITDA margin	8%	7%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems (CMS), body structures and side impact beams and (ii) soft and hard alloy extrusions for automotive, road, energy and building and large profiles for rail and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for 21% of revenues and 27%10 of Adjusted EBITDA for the nine months ended September 30, 2016.

[10]	The difference between the sum of Adjusted EBITDA for our three segments and the Group Adjusted EBITDA, is attributable to amounts for Holdings and Corporate.

We believe that we are one of the largest providers of aluminium automotive crash management systems globally and a leading supplier of hard alloys for the automotive market and of large structural profiles for rail, industrial and other transportation markets in Europe. We manufacture automotive structural products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, VW Group, Chrysler Group LLC and Ford. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets. We are operating a joint venture, Astrex Inc., which is producing automotive extruded profiles in Ontario, Canada, for our North American operations and a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash-management systems in China. Under the terms of award letters from leading automotive OEMs, we have an order backlog that is anticipated to produce purchase orders representing over €1.0 billion in revenue.

In July 2016, we announced our intention to open a new manufacturing facility in Mexico to produce aluminium automotive structural components. This plant, located in San Luis Potosí, will allow Constellium to respond to increasing demand for lightweight, high-strength aluminium Crash Management Systems and automotive structures for the expanding auto industry in Mexico. We plan to invest approximately $10 million in the 5,000 sq m facility, which may be expanded to 13,000 sq m in the future to adapt to customers’ supply needs. The facility is expected to start production in 2018.

During 2016, we continued the product offering of the new generation of aluminium high-strength alloys for Crash Management Systems (CMS) and extruded structural parts for automotive structures and chassis components. The new-generation CMS combine the properties of the 6xxx aluminium alloy family—formability, corrosion resistance, energy absorption, recyclability—with high-strength mechanical performance.

Fourteen of our manufacturing and engineering facilities, located in Germany, North America, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the nine months ended September 30,
(€ in millions, unless otherwise noted)	2016	2015
Automotive Structures & Industry:
Segment Revenues	769	807
Segment Shipments (kt)	168	164
Segment Revenues (€/ton)	4,577	4,921
Segment Adjusted EBITDA(1)	81	62
Segment Adjusted EBITDA(€/ton)	485	375
Segment Adjusted EBITDA margin	11%	8%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

For information on the seasonality of our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Our Industry

Aluminium Sector Value Chain

The global aluminium industry consists of (i) mining companies that produce bauxite, the ore from which aluminium is ultimately derived, (ii) primary aluminium producers that refine bauxite into alumina and smelt alumina into aluminium, (iii) aluminium semi-fabricated products manufacturers, including aluminium casters, extruders and rollers, (iv) aluminium recyclers and remelters and (v) integrated companies that are present across multiple stages of the aluminium production chain.

The price of aluminium, quoted on the LME, is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminium have limited ability to manage the volatility of aluminium prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminium, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminium, both for our own use and as a service to our customers.

Rolled and extruded aluminium product prices are based generally on the price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminium into a semi-finished product). The price of aluminium is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminium to the financial performance of primary aluminium producers. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

Aluminium Rolled Products Overview

Aluminium rolled products, i.e., sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings and foil for heat exchangers.

Independent aluminium rolled products producers and integrated aluminium companies alike participate in this market. Our rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to more than 6 mm for plates and to approximately 0.2-6 mm for sheet. We do not produce aluminium foil.

There are two main sources of input metal for aluminium rolled or extruded products:

•	Primary aluminium, which is primarily in the form of standard ingot.

•	Recycled aluminium, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as used beverage cans.

Whether primary or recycled, the aluminium is then alloyed and cast into shapes such as:

•	Sheet ingot or rolling slab.

•	Extrusion billets.

We buy various types of metal, including primary metal from smelters in the form of ingots, rolling slabs or extrusion billets, remelted metal from external casthouses (in addition to our own casthouses) in the form of rolling slabs or extrusion billets, production scrap from our customers, and end of life scrap.

Primary aluminium and sheet ingot can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminium is also an important source of input material and is tied to the LME pricing (typically sold at discounts of up to 25%). Aluminium is indefinitely recyclable and recycling it requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for remelting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

The following chart illustrate expected global demand for aluminium rolled products. The expected growth between 2016 and 2021 for the flat rolled products market is 3.9%.

Projected Aluminium Flat Rolled Products Demand 2016-2021 (in thousand tons)

Source: CRU International Limited

Asia Pacific includes Japan, China, India, South Korea, Australia and other Asia

Other includes Central and South America, Middle East and Africa

The aluminium rolled products industry is characterized by economies of scale, as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.

The supply of aluminium rolled products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for aluminium rolled products has historically been affected by economic growth, substitution trends, down-gauging, cyclicality and seasonality.

Aluminium Extrusions Overview

Aluminium extrusion is a technique used to transform aluminium billets into objects with a defined cross-sectional profile for a wide range of uses. In the extrusion process, heated aluminium is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminium is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.

Extruded profiles can be produced in solid or hollow form, while additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminium’s finish. This may include aluminium anodizing or painting.

Today, aluminium extrusion is used for a wide range of purposes, including building, transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminium, from its particular blend of strength and ductility to its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. All of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient and the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China. For example, CRU International Limited reports that the consumption of automotive body sheet between 2016 and 2025 will have a growth of 14% per annum in North America, 19% per annum in China and 10% per annum in Europe.

Rigid Packaging

Aluminium beverage cans represented approximately 15% of the total European aluminium flat rolled demand by volume in 2016 and 36% of total U.S. and Canada aluminium flat rolled demand. Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing glass as the preferred packaging material in certain markets, such as beer. In Europe, aluminium is replacing steel as the standard for beverage cans. Between 2002 and 2016, we believe that aluminium’s penetration of the European can stock market versus tinplate increased from 58% to 85%. In the U.S., we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefitting from increased consumption in Eastern Europe and Mexico and growth in high margin products such as the specialty cans used for energy drinks.

Total European Rolled Products Consumption Can Stock (kt)	USA and Canada Rolled Products Consumption (kt)

Source: CRU International, Aluminium Rolled Products Market Outlook November 2016	Source: CRU International Aluminium Products Market Outlook November 2016

Source : CRU International

In addition to expected growth, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European can body stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

According to CRU, the aluminium demand for the can stock market globally is expected to grow by 3% per year between 2016 and 2021.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircrafts, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, (ii) increasing global passenger air traffic (the aerospace industry publication The Airline Monitor estimates that global revenue passenger miles will grow at a compound annual growth rate (“CAGR”) of approximately 4.9% from 2016 to 2022). In 2016, Boeing and Airbus predicted respectively approximately 39,620 and 33,070 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2016 and 2035, 38% of sales of new airplanes will be to Asia Pacific, 19% to Europe and 21% to North America. Demand for aluminium aerospace plates is also driven by the “light-weighting” (the substitution for lighter metals) to improve fuel efficiency and address increasingly rigorous environmental requirements.

World’s commercial aircraft fleet (thousands)	Airplane order backlog (thousands)

Data source : Boeing 2016 current market outlook	Data source : Boeing & Airbus publicly available information

Fleet Development Driven by Passenger Demand and Aging Fleet (units)

Data source : Boeing 2016 current market outlook

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extruded and fabricated products out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to I.H.S., global light vehicle production is expected to grow from 93 million units in 2015 to 114 million units in 2023.

Light vehicle production (millions units)

Source: I.H.S

Worldwide Production of Selected Premium OEMs (millions units)

Source: I.H.S * Including Mercedes-Benz ** Including Audi

Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe the main reasons for this are aluminium’s high strength-to-weight ratio in comparison to steel and energy absorption. This light-weighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems. We believe that this trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions, will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. European Union legislation sets mandatory emission reduction targets for new cars. The EU fleet average target of 130g/km in 2015 was phased in between 2012 and 2015. From 2015 onwards, all newly registered cars must comply with the limit value curve. A shorter phase in period will apply to the target of 95g/km: 95% of each manufacturer’s new cars will have to comply with the limit value curve in 2020, increasing to 100% in 2021. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

Aluminium’s Direct Weight Savings and Market Penetration

Source: EEA Aluminium Penetration in Car

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, in 2016, Constellium announced it will supply the aluminium front Crash Management System for the new PEUGEOT 3008, including a lower beam for enhanced pedestrian safety. In 2015, Constellium provided Ford Motor Co. with aluminium structural parts for the all-new Ford F-150 pickup truck that extensively uses high-strength, military-grade, aluminium alloy as a build material. In addition, global increasing demand for sports utility vehicles (SUVs) and increasing demand of aluminium solutions for OEMs high volume series cars are expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major car manufacturers.

  2016 Constellium Auto Body Sheet sales by OEM

According to the CRU, the aluminium consumption for the Auto Body market is expected to grow by 16% between 2016 and 2021.11

Managing Our Metal Price Exposure

Our business model is to add value by converting aluminium into semi-fabricated products. It is our policy not to speculate on metal price movements.

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME and regional premiums price variations of aluminium that we buy and sell, with the following methods:

•

In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to enter into derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•

However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

We mark-to-market LME derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net”. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

The price of the aluminium that we buy comprises other premiums (or in some cases discounts) on top of the LME price. These premiums relate to specific features of the metal being purchased, such as its location, purity, shape, etc.

The price of these premiums has been historically relatively stable. However, between 2012 and 2014, the price of the geographical premiums (“ECDU” or “ECDP” in Europe, “Midwest” in

[11]	Calculated based on NA Auto Body and Europe Auto Body

North America) has risen by more than 100%, before collapsing to initial levels. While we have always aimed at charging these premiums to our customers, the unexpected dramatic increase in the volatility has not fully been passed-through to our customers, and in the absence of a liquid and standardized market dedicated to premiums similar to what the LME is for the “LME price”, the use of financial instruments (OTC derivatives) has been limited and could not cover the overall need created by the commercial exposure.

Where possible, we have changed sales and purchases contracts to align premium formulas and mitigate premium exposure. We seek to apply the same policy and methods to minimize the impact of geographical premiums price fluctuations as we do for the LME aluminium price variations.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom, Switzerland and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Our primary metal supply is secured through long-term contracts with several upstream companies. In addition, approximately 75% of our slab demand is produced in our casthouses. All of our top 10 suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and in aggregate accounted for approximately 45% of our total purchases for the year ended December 31, 2016. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to our own casthouses.

•	Production scrap from customers and scrap traders.

•	End-of-life scrap (e.g., used beverage cans) from customers, collectors and scrap traders.

•	Specific alloying elements and primary ingots from producers and metal traders.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a market basis. However, we have secured a large part of our natural gas and electricity pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use financial futures or forward contracts with our suppliers to fix the price of energy costs. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.

Our Customers

Our customer base includes some of the largest leading manufacturers in the packaging, aerospace and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 55% of our revenues and approximately 60% of our volumes for year ended December 31, 2016.12 Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the average length of our relationships with our most significant customers averages 25 years, and in some cases as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 3 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers.

Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 70% of our volumes for 2016 were generated under multi-year contracts, more than 70% were governed by contracts valid until 2017 and more than 55% were governed by contracts valid until 2018 or later. In addition, more than 35% of our packaging volumes are contracted through 2019.13 This provides us with significant visibility into our future volumes and earnings.

We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually beneficial relationships with our customers. For example, in the packaging industry, where qualification happens on a plant-by-plant basis, we are currently the exclusive qualified supplier to several facilities of our customers.

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Our Services

We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our manufacturing costs by implementing manufacturing excellence initiatives. Manufacturing excellence is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of and investments in existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

Competition

The worldwide aluminium industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic

[12]	Based on unaudited figures.
[13]	Based on unaudited figures.

coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa Corporation, Arconic Inc. and Tri-Arrows Aluminum Inc. Our key competitors in our Aerospace & Transportation operating segment are Arconic Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Automotive Structures & Industry operating segment are Sapa AB, Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG, Whitehall Industries, Step-G, and Metra Aluminum.

Research and Development

We believe that our research and development capabilities coupled with our integrated, longstanding customer relationships create a distinctive competitive advantage versus our competition. Our R&D center is based in Voreppe, France and provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. As of December 31, 2016, the research and development center employs 237 employees, including approximately 119 scientists and 118 technicians.

Within the Voreppe facility, we also focus on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding, and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

•

Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive customers (mainly Daimler and Audi) and the Fusion bottle, a draw wall ironed technology created in partnership with Rexam/Ball.

•

Technologically advanced equipment—for example, the breakthrough Airware® pilot cast house which allowed us to develop Airware®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally sound aircraft.

•

Long-term partnerships with European universities—for example, RWTH Aachen in Germany and École Polytechnique Fédérale de Lausanne in Switzerland generate significant innovation opportunities and foster new ideas.

In 2016, we inaugurated the new Constellium University Technology Center (UTC) at Brunel University London, a dedicated center of excellence for designing, development and prototyping. In addition, we recently opened a new R&T hub in the US in Plymouth, Michigan, in order to improve our support to North American customers.

We invested €22 million in research and development in the nine months ended September 30, 2016 and €25 million in research and development in the nine months ended September 30, 2015.

Trademarks, Patents, Licenses and IT

In connection with the acquisition, Rio Tinto assigned or licensed to us certain patents, trademarks and other intellectual property rights. In connection with our collaborations with universities such as the École Polytechnique Fédérale de Lausanne and other third parties, we occasionally obtain royalty-bearing licenses for the use of third-party technologies in the ordinary course of business.

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 180 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

We are from time to time involved in opposition and re-examination proceedings that we consider to be part of the ordinary course of our business, in particular at the European Patent Office, the U.S. Patent and Trademark Office, and the State Intellectual Property Office of the People’s Republic of China. We believe that the outcome of existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/ CAR); (vii) automobile liability; (viii) trade credit; and (ix) other specific coverages for executive and special risks.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EH&S”) laws. Environmental compliance at our key facilities is overseen by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the West Virginia Department of Environmental Protection, the Alabama Department of the Environmental Management and the Kentucky Department for Environmental Protection in the United States, the Regional Authority of the Usti Region in the

Czech Republic, the Slovenká Inšpekcia životného prostredia in Slovakia, and the Environmental Monitoring Agency in China. Violations of EH&S laws, and remediation obligations arising under such laws, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EH&S policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EH&S considerations into our planning for new projects. We perform regular risk assessments and EH&S reviews. We closely and systematically monitor and manage situations of noncompliance with EH&S laws and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2017-2021 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

Directive 2010/75 titled Industrial Emissions regulates some of our European activities as recycling or melting/casting. With the revision of the Best Available Technics Reference of Non Ferrous Metals in 2016, which defines associated emissions limits values for these activities, within the next 4 years, staying in compliance with the law, could require significant expenditures to tune our processes or implement abatement installations.

Additionally, some of the chemicals we use in our fabrication processes are subject to REACH in the EU. Under REACH, we are required to register some of the substances contained in our products with the European Chemicals Agency, and this process could cause significant delays or costs. We are currently compliant with REACH, and expect to stay in compliance, but if the nature of the regulation changes in the future or if substances we use currently in our process, considered as Substances of Very High Concern, fall under need of authorization for use, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Future noncompliance could also subject us to significant fines or other civil and criminal penalties. Obtaining regulatory approvals for chemical products used in our facilities is an important part of our operations.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at September 30, 2016 were €88 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, wastes streams optimization.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this offering memorandum, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. Constellium has implemented internal controls to comply with applicable environmental law. We have made reserves for potential occupational disease claims for a total of €4 million as of September 30, 2016. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect of on the future results of the Company.

A. Property, Plants and Equipment

At December 31, 2016, we operated 22 production sites serving both global and local customers, including seven major facilities, and one world class R&D center. In addition, we are building one new facility in Bartow County, Georgia, USA, and one new facility in San Luis Potosí, Mexico. Our top seven sites (Neuf-Brisach, Muscle Shoals, Ravenswood, Issoire, Děčín, Singen and Sierre) make up a total of approximately 1,400,000 square meters. A summary of the seven major facilities is provided below:

•

The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, our latest investment in a new state-of-the-art automotive finishing line has further strengthened the plant’s position as a significant supplier of aluminium Auto Body Sheet in the automotive market. We invested €84 million in the facility in the year ended December 31, 2015 and €52 million for the nine-month period ended September 30, 2016, respectively.

•

The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. In addition, we will start producing automotive cold coils for body sheet in 2017. We have invested approximately €71 million in the facility in the year ended December 31, 2015 and €43 million for the nine-month period ended September 30, 2016, respectively.

•

The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it the only facility in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €39 million in the year period ended December 31, 2015 on significant equipment upgrades (including a new state-of-the-art pusher furnace), which are in the completion stages and €32 million for the nine-month period ended September 30, 2016, respectively.

•

The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. A second Airware® industrial casthouse started operations in 2015 and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €62 million in the facility in the year ended December 31, 2015 and €33 million for the nine-month period ended September 30, 2016, respectively.

•

The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for automotive and industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German, Czech and French Tier1s and OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €9 million in the facility in the year ended December 31, 2015 and €9 million for the nine-month period ended September 30, 2016, respectively. The investments include a new small lot size casthouse, extrusion line and drawing line that increased production of hard alloys bars by almost 10,000 tons per year expanding our capabilities to serve the automotive market. The investments also include some preparation works for a new capacity expansion in a nearby location.

•

The Singen, Germany rolling plant has industry leading cycle times and high-grade cold mills with special surfaces capabilities to serve automotive and other markets. The extrusion part has one of the largest extrusion presses in the world as well as advanced and highly productive integrated automotive bumper manufacturing lines. A dedicated unit allows the production of crash management applications as well as finished side-impact beams ready for the OEMs assembly lines. We invested €27 million in the facility in the year ended December 31, 2015 and €19 million for the nine-month period ended September 30, 2016, respectively.

•

The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aero plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aero slabs and the Chippis casthouse that has the capacity to produce non-standard billets for a wide range of extrusions. Its recent qualification as an aerospace plate and slabs plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €14 million in the facility in the year ended December 31, 2015 and €8 million for the nine-month period ended September 30, 2016, respectively.

Our current production facilities are listed below by operating segment:

Operating Segment(1)	Location	Country	Owned/Leased
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned
Automotive Structures & Industry	Lakeshore, Ontario (JV)(2)	Canada	Leased

(1)	This table does not include our Joint Venture in Bowling Green, Kentucky, USA, with UACJ Corporation, which is 51% owned by Constellium. Carquefou facility was divested on February 1, 2016.
(2)	Constellium Joint Venture with Can Art.

MANAGEMENT

The following table provides information regarding our executive officers and the members of our board of directors as of the date of this offering memorandum (ages are given as of December 31, 2016). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Jean-Marc Germain	50	Director	June 15, 2016
Richard Evans	69	Chairman	January 5, 2011
Guy Maugis	63	Director	January 5, 2011
Philippe Guillemot	57	Director	May 21, 2013
Werner Paschke	66	Director	May 21, 2013
Michiel Brandjes	62	Director	June 11, 2014
Peter Hartman	67	Director	June 11, 2014
John Ormerod	67	Director	June 11, 2014
Lori Walker	59	Director	June 11, 2014
Martha Brooks	57	Director	June 15, 2016

Pursuant to a shareholders agreement between the Company and Bpifrance, Mr. Maugis was selected to serve as a director by Bpifrance.

Jean-Marc Germain.    Mr. Germain has served as an executive director since June 2016 and as our Chief Executive Officer since July 2016. Prior to joining Constellium, Jean-Marc Germain was Chief Executive Officer of Algeco Scotsman, a Baltimore-based leading global business services provider focused on modular space and secure portable storages. Previously, Mr. Germain held numerous leadership positions in the aluminium industry including senior executive roles in operations, sales & marketing, financial planning and strategy with Pechiney, Alcan and Novelis. His last position with Novelis from 2008 to 2012 was as President for North American operations. Earlier in his career, he held a number of international positions with Bain & Company and GE Capital. Mr. Germain is a graduate of Ecole Polytechnique in Paris, France and a dual French and American citizen.

Richard B. Evans.    Mr. Evans has served as a director since January 2011 and as our Chairman since December 2012. Mr. Evans is currently an independent director of CGI, an IT consulting and outsourcing company. In 2016, Mr. Evans resigned as a non-Executive Director of Noranda Aluminum Holding Corporation following its successful liquidation through the Chapter 11 bankruptcy process. He retired in May 2013 as non-executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an executive director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with Kaiser Aluminum and Chemical Company during his 27 years with that company. Mr. Evans is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Guy Maugis.    Mr. Maugis has served as a non-executive director since 2011. Mr. Maugis is advisor of the Board of Robert Bosch GmbH, after being President of Robert Bosch France SAS for 12 years. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. He is also President of the French-German Chamber of Commerce and Industry. Mr. Maugis is a former graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées” and worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Philippe Guillemot.    Mr. Guillemot has served as a non-executive director since May 2013. He has nearly thirty-five years of experience in Automotive, Energy and the Telecom industry, where he held CEO and COO positions leading many successful transformations. Mr. Guillemot served as Chief Operating Officer of Alcatel-Lucent until a successful turnaround led to Nokia’s full acquisition at the end of 2016. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group. From 2010 to 2012, Mr. Guillemot served as a director and audit committee member of Visteon Corp. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and as division Vice President at Valeo and then Faurecia from 1998 to 2003. Mr. Guillemot began his career at Michelin, where he held various positions in quality and production at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, Chief Information Officer and member of the Group Executive Committee. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard Business School in Cambridge, MA in 1991.

Werner P. Paschke.    Mr. Paschke has served as a non-executive director since May 2013. Mr Paschke is an independent director of several companies, currently at Braas Monier Building Group SA, where he chairs the audit committee, and at Schustermann & Borenstein GmbH. In previous years he served on the Supervisory Boards of Conergy Aktiengesellschaft and Coperion GmbH. Between 2003 and 2006, Mr. Paschke served as Managing Director and Chief Financial Officer of Demag Holding in Luxemburg, where he was responsible for actively enhancing the value of seven former Siemens and Mannesmann units. From 1992 to 2003 he worked for Continental AG, since 1994 as ‘Generalbevollmächtigter’ for corporate controlling, plus later accounting. From 1989 to 1992 he served as Chief Financial Officer for General Tire Inc. in Akron, Ohio, USA. From 1973 to 1987 he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke studied economics at Universities Hannover, Hamburg and Munster/Westphalia and is a 1993 graduate of the International Senior Management Program at Harvard University.

Michiel Brandjes.    Mr. Brandjes has served as a non-executive director since June 2014. He served as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc from 2005 to 2017. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago after graduating from law school at the University of Rotterdam and at Berkeley, California. He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics and serves in a number of advisory and non-executive director positions not related to Shell or Constellium.

Peter F. Hartman.    Mr. Hartman has served as a non-executive director since June 2014. He serves as Vice Chairman of Air France KLM since July 2013. He also serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013 (chairman since 2016), Air France KLM S.A. since 2010 (member of the audit committee since July 2016), Royal KPN N.V. since April 2015 (chairman of the remuneration committee) and Texel Airport N.V. since mid-2013 (chairman since January 2014). Previously, Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana S.p.A. from 2009 to January 2014, Delta Lloyd Group N.V. from 2010 to May 2014 and Royal Ten Cate N.V. from July 2013 to February 2016. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.

John Ormerod.    Mr. Ormerod has served as a non-executive director since June 2014. Mr. Ormerod is a chartered accountant and has worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University. Mr. Ormerod currently serves in the following director positions: since 2006, as non-executive director and Chairman of the audit committee of Gemalto N.V., and as member of the compensation committee; since 2008, as non-executive director of ITV plc, and as member of the remuneration and nominations committees, and as Chairman of the audit committee since 2010. Until December 31, 2015, Mr. Ormerod served as a non-executive director of Tribal Group plc., as member of the audit, remuneration and nominations committees and as Chairman of the board. Mr. Ormerod served as non-executive director and Chairman of the audit committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015. Mr. Ormerod also served as a senior independent director of Misys plc. from 2006 to 2012, and as advisor and Chairman of the audit committee from 2005 to 2012.

Lori A. Walker.    Ms. Walker has served as a non-executive director since June 2014. Ms. Walker currently serves as the audit committee chair of Southwire since 2014, and as a member of the audit and compensation committees of Compass Minerals since 2015. In August 2016, Ms. Walker was appointed the Audit Committee Chair at Compass Minerals. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as director of Global Financial Risk Management. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.

Martha Brooks.    Ms. Brooks has served as a non-executive director since June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis, Inc, where she held senior positions since 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. Before she joined Alcan, Ms. Brooks served 16 years with Commins, the global leader in diesel engine and power generation from 1986 to 2002, ultimately running the truck and bus engine business. She is currently a member of the Boards of Directors of Bombardier Inc. and Jabil Circuit Inc. and has previously served as a director of Harley

Davidson and International Paper. Ms. Brooks holds a BA in Economics and Political Science and a Masters in Public and Private Management from Yale University.

The following persons are our officers as of the date of this offering memorandum (ages are given as of December 31, 2016):

Name	Age	Title
Jean-Marc Germain	50	Chief Executive Officer
Peter R. Matt	54	Executive Vice President and Chief Financial Officer
Paul Warton	55	President, Automotive Structures and Industry business unit
Ingrid Joerg	47	President, Aerospace and Transportation business unit
Arnaud Jouron	48	President, Packaging and Automotive Rolled Products business unit
Philip Ryan Jurkovic	45	Senior Vice President and Chief Human Resources Officer
Jack Clark	57	Senior Vice President Manufacturing Excellence and Chief Technical Officer
Jeremy Leach	54	Vice President and Group General Counsel
Nicolas Brun	50	Vice President, Communications
Peter Basten	41	Vice President, Strategy and Business Development

The following paragraphs set forth biographical information regarding our officers:

Peter Matt.    Mr. Matt has served as our Executive Vice President and Chief Financial Officer Designate since November 2016 and became our Chief Financial Officer on January 1, 2017. Prior to joining Constellium, he spent 30 years in investment banking at First Boston/Credit Suisse where he built leading Metals and Diversified Industrials coverage practices. From 2010-2015, he was the Managing Director and Group Head at First Boston/Credit Suisse responsible for managing the firm’s Global Industrials business in the Americas. Throughout his career, Mr. Matt has worked closely with management teams across a broad range of competencies including business strategy, capital structure, capital allocation, investor communications, treasury and mergers and acquisitions. He is a graduate of Amherst College.

Paul Warton.    Mr. Warton has served as President of our Automotive Structures & Industry business unit since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009. Following manufacturing, sales and management positions in the automotive and construction industries, he spent 17 years managing aluminium extrusion companies across Europe and in China. He has held the positions of President Sapa Building Systems & President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and was Chairman of the EAA Extruders Division. He holds an MBA from London Business School.

Ingrid Joerg.    Ms. Joerg has served as President of our Aerospace and Transportation business unit since June 2015. Previously, Ms. Joerg served as Chief Executive Officer of Aleris Rolled Products Europe. Prior to joining Aleris, Ms. Joerg held leadership positions with Alcoa where she was President of its European and Latin American Mill Products business unit, and commercial positions with Amag Austria. Ingrid Joerg received a Master’s Degree in Business Administration from the University of Linz, Austria.

Arnaud Jouron.    Mr. Jouron has served as President of our Packaging and Automotive Rolled Products business unit since December 2015. Before joining Constellium, he worked for ten years at ArcelorMittal serving as CEO of the Tubular Products Division and as CFO of Long Carbon Europe, and Stainless segments. Prior to ArcelorMittal, Mr. Jouron worked 12 years in various consulting firms, including McKinsey, Arthur D. Little and Bossard. Mr. Jouron is a graduate of France’s Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées.

Philip Ryan Jurkovic.    Mr. Jurkovic has served as our Senior Vice President and Chief Human Resources Officer since November 2016. Prior to joining Constellium, Mr. Jurkovic was Senior Vice President and Chief Human Resources Officer of Algeco Scotsman. He started his career as a financial analyst before taking on various HR leadership roles in Europe, Asia and the U.S. with United Technologies and Novelis. Mr. Jurkovic has a BS from Allegheny College and an MBA from Purdue University.

Jack Clark.    Mr. Clark has served as our Senior Vice President Manufacturing Excellence and Chief Technical Officer since October 2016. In this role, Mr. Clark is responsible for the technology organization at Constellium and supervises all EHS, Lean Continuous Improvement activities as well as Engineering, Reliability and CAPEX planning and execution. Prior to joining Constellium, Mr. Clark was Senior Vice President and Chief Technical Officer of Novelis. Mr. Clark graduated from Purdue University in Engineering and has more than 30 years of industry experience with Alcoa and Novelis on three continents.

Jeremy Leach.    Mr. Leach has served as our Vice President and Group General Counsel and Secretary to the Board of Constellium since January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and held various senior legal positions in Rio Tinto, Alcan and Pechiney. He has been admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

Nicolas Brun.    Mr. Brun has served as our Vice President, Communications since January 2011, and previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun is currently President of Constellium Neuf-Brisach SAS since January 1, 2015. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics. He has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Peter Basten.    Mr. Basten has been Executive Vice President, Strategy, Business Development, Research & Development since June 2016. He was previously our Vice President Strategy and Business Planning, the Managing Director of Soft Alloys Europe at our Automotive Structures and Industry Business Unit and our Vice President Strategic Planning & Business Development. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminium packaging applications markets. Prior to joining Alcan, Mr. Basten worked as a consultant at Monitor Group, a Strategy Consulting firm. His assignments ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

There are no family relationships between the executive officers and the members of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management KG was a vehicle which allowed current and former directors, officers and employees of Constellium who invested in the MEP (either directly or indirectly through one or more investment vehicles) (the “MEP Participants”) to hold a limited partnership interest in Management KG that corresponded to a portion of the shares in Constellium held by Management KG. Certain of our executive officers participated in the MEP. In connection with our IPO, the MEP was frozen and no other employees, officers or directors of Constellium were invited to become MEP Participants after 2013.

Following the advisory board resolution of GP GmbH dated November 6, 2015, it was resolved to wind-up the MEP. In connection with the wind-up of the MEP and with effect as of November 10, 2015, 2,410,357 Class A ordinary shares were transferred to the 34 MEP Participants in accordance with their respective share allocations under the MEP.

Management KG no longer holds any shares in Constellium and the limited partnership interests no longer represent an indirect economical interest in Constellium; the Management KG (the “Termination”) was liquidated as of October 31, 2016.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of the material terms of certain financing arrangements to which Constellium and certain of its subsidiaries are expected to be party following the consummation of this Notes offering and the use of proceeds thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. For further information regarding our existing indebtedness, see “Use of Proceeds,” “Capitalization” and “Constellium: Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

May 2014 Notes

On May 7, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 5.750% Senior Notes due 2024 (the “2024 U.S. Dollar Notes”) and €300 million in aggregate principal amount of 4.625% Senior Notes due 2021 (the “2021 Euro Notes”, and together with the 2024 U.S. Dollar Notes, the “May 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the May 2014 Notes were used to repay amounts outstanding under our senior secured term loan B facility, including related transaction fees, expenses, and prepayment premium thereon. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the 2024 U.S. Dollar Notes and 2021 Euro Notes accrues at rates of 5.750% and 4.625% per annum, respectively, and is payable semi-annually beginning November 15, 2014. The 2024 U.S. Dollar Notes mature on May 15, 2024, and the 2021 Euro Notes mature on May 15, 2021.

Prior to May 15, 2019, we may redeem some or all of the 2024 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2024 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2019, we may redeem the 2024 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.875% during the twelve-month period commencing on May 15, 2019, 101.917% during the twelve-month period commencing on May 15, 2020, 100.958% during the twelve-month period commencing on May 15, 2021, and par on or after May 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to May 15, 2017, we may redeem some or all of the 2021 Euro Notes at a price equal to 100% of the principal amount of the 2021 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2017, we may redeem the 2021 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.313% during the twelve-month period commencing on May 15, 2017, 101.156% during the twelve-month period commencing on May 15, 2018, and par on or after May 15, 2019, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to May 15, 2017, we may, within 90 days of a qualified equity offering, redeem May 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the May 2014 Notes of the applicable series (after giving effect to any issuance of additional May 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium

(expressed as a percentage of the principal amount thereof) equal to 5.750% for the 2024 U.S. Dollar Notes and 4.625% for the 2021 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of May 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding May 2014 Notes at a price in cash equal to 101% of the principal amount of the May 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the Constellium Senior Secured Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the May 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the May 2014 Notes to the extent required by the indentures governing the May 2014 Notes. On the Issue Date, Engineered Products International S.A.S., Constellium W S.A.S., Wise Intermediate, Wise Metals Group and Wise Alloys will become guarantors of the May 2014 Notes.

The indentures governing the May 2014 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the May 2014 Notes also contain customary events of default.

December 2014 Notes

On December 19, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”) and €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes”, and together with the 2023 U.S. Dollar Notes, the “December 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the December 2014 Notes were used to finance the Wise Acquisition, including related transaction fees and expenses. We used the remaining net proceeds for general corporate purposes.

Interest on the 2023 U.S. Dollar Notes and 2023 Euro Notes accrues at rates of 8.00% and 7.00% per annum, respectively, and is payable semi-annually beginning July 15, 2015. The 2023 U.S. Dollar Notes and 2023 Euro Notes mature on January 15, 2023.

Prior to January 15, 2018, we may redeem some or all of the 2023 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 106.000% during the twelve-month period commencing on January 15, 2018, 104.000% during the twelve-month period commencing on January 15, 2019, 102.000% during the twelve-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to January 15, 2018, we may redeem some or all of the 2023 Euro Notes at a price equal to 100% of the principal amount of the 2023 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 105.250% during the twelve-month period commencing on January 15, 2018, 103.500% during the twelve-month period commencing on January 15, 2019, 101.750% during the twelve-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to January 15, 2018, we may, within 90 days of a qualified equity offering, redeem December 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the December 2014 Notes of the applicable series (after giving effect to any issuance of additional December 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 8.00% for the 2023 U.S. Dollar Notes and 7.00% for the 2023 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of December 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding December 2014 Notes at a price in cash equal to 101% of the principal amount of the December 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The December 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the Constellium Senior Secured Notes. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the December 2014 Notes must also guarantee the December 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the December 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the December 2014 Notes to the extent required by the indentures governing the December 2014 Notes. If Wise Intermediate or any of its direct or indirect subsidiaries guarantees certain indebtedness of Constellium N.V. or any of the guarantors of the December 2014 Notes in an amount exceeding €50 million in the aggregate, then Wise Intermediate and/or any such direct or indirect subsidiary will guarantee the December 2014 Notes. On the Issue Date, Engineered Products International S.A.S., Constellium W S.A.S., Wise Intermediate, Wise Metals Group and Wise Alloys will become guarantors of the December 2014 Notes.

The indentures governing the December 2014 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the December 2014 Notes also contain customary events of default.

Constellium Senior Secured Notes

On March 30, 2016, the Company completed a private offering of $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Constellium Senior Secured Notes,” and together with the May 2014 Notes and the December 2014 Notes, the “Existing Notes”) pursuant to an indenture among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee and collateral agent. The Company invested €100 million of the net proceeds of the offering in Wise. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the Constellium Senior Secured Notes accrues at a rate of 7.875% per annum and is payable semi-annually beginning October 1, 2016. The Constellium Senior Secured Notes mature on April 1, 2021. In addition, each holder of Senior Secured Notes will have the right to require the Company to repurchase all or any part of that holder’s Senior Secured Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, if on the 136th day prior to May 15, 2021 (i.e. the final stated maturity of the 2021 Euro Notes) more than €30 million of the 2021 Euro Notes remain outstanding.

Prior to April 1, 2018, we may redeem some or all of the Constellium Senior Secured Notes at a price equal to 100% of the principal amount of the Constellium Senior Secured Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole’ premium. On or after April 1, 2018, we may redeem the Constellium Senior Secured Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 103.938% during the twelve-month period commencing on April 1, 2018, 101.969% during the twelve-month period commencing on April 1, 2019, and par on or after April 1, 2020, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to April 1, 2018, we may, within 90 days of a qualified equity offering, redeem Constellium Senior Secured Notes in an aggregate amount equal to up to 35% of the original aggregate principal amount of the Constellium Senior Secured Notes (after giving effect to any issuance of additional Constellium Senior Secured Notes) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 7.875%, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of the Constellium Senior Secured Notes would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding Constellium Senior Secured Notes at a price in cash equal to 101% of the principal amount of the Constellium Senior Secured Notes, plus accrued and unpaid interest, if any, to the purchase date.

The Constellium Senior Secured Notes are senior secured obligations of Constellium and are guaranteed on a senior secured basis by Constellium Holdco II B.V., Constellium Holdco III B.V., Constellium France Holdco S.A.S., Constellium Neuf Brisach S.A.S., Constellium Issoire S.A.S., Constellium Finance S.A.S., Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Rolled Products Singen GmbH & Co. KG, Constellium Switzerland AG, Constellium US Holdings I, LLC, and Ravenswood. In addition, the Company is required to cause (a) existing or future subsidiaries to guarantee the Constellium Senior Secured Notes from time to time so as to satisfy the Guarantor Coverage Test (as defined below), and (b) each existing or future subsidiary that directly or indirectly owns the capital stock of a guarantor of the Constellium Senior Secured Notes, or guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the Constellium Senior Secured Notes, to guarantee the Constellium Senior Secured Notes.

None of Wise Intermediate or its direct or indirect subsidiaries currently guarantees our obligations under the Constellium Senior Secured Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise Intermediate and its direct and indirect subsidiaries will provide a guarantee of the Constellium Senior Secured Notes to the extent required by the indenture governing the Constellium Senior Secured Notes. If Wise Intermediate or any of its direct or indirect subsidiaries guarantees certain indebtedness of Constellium N.V. or any of the guarantors of the Constellium Senior Secured Notes in an amount exceeding €10 million in the aggregate, then Wise Intermediate and/or any such direct or indirect subsidiary will guarantee the Constellium Senior Secured Notes. On the Issue Date Engineered Products International S.A.S, Constellium W S.A.S., Wise Intermediate, Wise Metals Group and Wise Alloys will become guarantors of the Constellium Senior Secured Notes.

The “Guarantor Coverage Test” requires, on any one date between and including the date that the Company’s annual financial statements are delivered and the date that is forty-five (45) days following such delivery, that (a) the EBITDA of the Company and the guarantors of the Constellium Senior Secured Notes, taken together, represent not less than 80% of the EBITDA of the Company and its restricted subsidiaries (excluding Wise Intermediate and its direct and indirect subsidiaries until such time as the restrictive covenants in the agreements governing the indebtedness of Wise Intermediate or such subsidiary cease to prohibit Wise Intermediate or such subsidiary from guaranteeing the Constellium Senior Secured Notes), taken together, and (b) the consolidated total assets of the Company and the guarantors of the Constellium Senior Secured Notes, taken together, represent not less than 80% of the consolidated total assets of the Company and its restricted subsidiaries (excluding Wise Intermediate and its direct and indirect subsidiaries until such time as the restrictive covenants in the agreements governing the indebtedness of Wise Intermediate or such subsidiary cease to prohibit Wise Intermediate or such subsidiary from guaranteeing the Constellium Senior Secured Notes), taken together.

The indenture governing the Constellium Senior Secured Notes provides for the obligations of Constellium and the guarantors with respect to the Constellium Senior Secured Notes and the guarantees thereof to be secured by (i) a pledge by Constellium N.V. of its shares in Constellium Holdco II B.V., (ii) a pledge by Constellium Holdco II B.V. of its shares in certain of its subsidiaries, (iii) a pledge by certain other guarantors of their shares in certain of their subsidiaries, (iv) subject to certain exceptions, a pledge of intercompany indebtedness owed to the Company and the guarantors and bank accounts owned by the Company and the guarantors, and (v) subject to certain exceptions, substantially all the assets of each guarantor organized in the U.S. The liens on the collateral securing the Constellium Senior Secured Notes and the guarantees thereof are required to be first-priority, provided that (x) the liens on the

Ravenswood ABL Priority Collateral (as defined below) securing the Constellium Senior Secured Notes and the guarantees thereof are required to be junior in priority to the liens on the Ravenswood ABL Priority Collateral securing the obligations under the Ravenswood ABL Facility, and (y) the liens on certain property of Ravenswood (the “PBGC Priority Collateral”) securing the Constellium Senior Secured Notes and the guarantees thereof are required to be junior in priority to the liens on such property securing the PBGC Obligations. The “Ravenswood ABL Priority Collateral” consists of the following property owned by Ravenswood: (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and any cash, financial assets or other assets in such accounts, (iv) cash and cash equivalents, (v) all general intangibles, chattel paper, instruments, investment property and books and records pertaining to any of the foregoing, and (vi) all proceeds of the foregoing, in each case subject to certain exceptions.

The indenture governing the Constellium Senior Secured Notes contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt (including the May 2014 Notes and the December 2014 Notes), merge, consolidate or amalgamate and engage in affiliate transactions.

The indenture governing the Constellium Senior Secured Notes also contains customary events of default.

Unsecured Revolving Credit Facility

On May 7, 2014, the Company entered into a new senior unsecured revolving credit facility (the “Unsecured Revolving Credit Facility”) pursuant to a credit agreement among the Company, as borrower, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent. The Company amended the Unsecured Revolving Credit Facility on December 5, 2014, February 5, 2015, September 30, 2015, and December 10, 2015 to, among other things, increase the total commitments and extend the maturity date thereunder, permit the consummation of the Wise Acquisition without Wise guaranteeing the obligations thereunder, permit the Wise ABL Facility to remain outstanding in an amount of up to $450 million following the consummation of the Wise Acquisition, and amend certain financial covenants thereunder. As amended, the Unsecured Revolving Credit Facility provided for total commitments of up to €145 million, with a maturity date of January 5, 2018.

Interest under the Unsecured Revolving Credit Facility was calculated based on the adjusted eurocurrency rate plus 2.50% per annum.

In addition to paying interest on outstanding loans under the Unsecured Revolving Credit Facility, we were required to pay (a) commitment fees equal to 1.00% per annum times the undrawn portion of the commitments under the facility and (b) utilization fees equal to (i) if the daily average drawn portion of the commitments under the facility (the “Drawn Amount”) was less than 50.0% of the aggregate commitments, 0.25% per annum times the Drawn Amount or (ii) if the Drawn Amount was greater than or equal to 50.0% of the aggregate commitments, 0.50% per annum times the Drawn Amount.

Subject to customary “breakage” costs, borrowings under the Unsecured Revolving Credit Facility were permitted to be repaid from time to time without premium or penalty.

Our obligations under the Unsecured Revolving Credit Facility were guaranteed by Constellium Holdco II B.V., Constellium France Holdco S.A.S., Constellium Issoire S.A.S., Constellium Neuf Brisach S.A.S., Constellium Finance S.A.S., Constellium Neuf Brisach S.A.S., Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Switzerland AG, Constellium US Holdings I, LLC, and Ravenswood. None of Wise or its direct or indirect subsidiaries guaranteed our obligations under the Unsecured Revolving Credit Facility.

The Unsecured Revolving Credit Facility contained customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, at any time that loans were (a) borrowed, to the extent that immediately after giving effect to such borrowing, loans in excess of 30% of the total commitments under the Unsecured Revolving Credit Facility would be outstanding, or (b) outstanding on the last day of our fiscal quarter, the Unsecured Revolving Credit Facility required us to (x) maintain a consolidated total net leverage ratio of no more than (1) in the case of each of the first four fiscal quarters ending after October 1, 2015, 5.00 to 1.00, and (2) in the case of each other fiscal quarter, 4.50 to 1.00, (y) maintain a minimum fixed charge coverage ratio of not less than (1) in the case of each of the first four fiscal quarters ending after October 1, 2015, 2.00 to 1.00, and (2) in the case of each other fiscal quarter, 2.20 to 1.00, and (z) ensure that, taken together, the Company and the guarantors of the Unsecured Revolving Credit Facility had (i) assets representing not less than 60% of the consolidated total assets of the Company and its subsidiaries and (ii) EBITDA representing not less than 75% of the consolidated EBITDA of the Company and its subsidiaries. Wise and its subsidiaries were excluded from the calculation of the foregoing guarantor coverage test.

The Unsecured Revolving Credit Facility also contained customary events of default.

On March 30, 2016, concurrently with the issuance of the Constellium Senior Secured Notes, the Unsecured Revolving Credit Facility was terminated.

Ravenswood ABL Facility

On May 25, 2012, Ravenswood entered into a $100 million asset-based revolving credit facility (the “Ravenswood ABL Facility”), with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas as administrative agent (the “Ravenswood ABL Administrative Agent”) and collateral agent. Ravenswood amended the Ravenswood ABL Facility on October 1, 2013 to, among other things, extend the maturity to October 2018 and reduce pricing. As amended, the Ravenswood ABL Facility has sublimits of $25 million for letters of credit and 10% of the revolving credit facility commitments for swingline loans. The Ravenswood ABL Facility provides Ravenswood a working capital facility for its operations.

Ravenswood’s ability to borrow under the Ravenswood ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts receivable plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.

Interest under the Ravenswood ABL Facility is calculated, at Ravenswood’s election, based on either the LIBOR or base rate (as calculated by the Ravenswood ABL Administrative Agent in accordance with the Ravenswood ABL Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 0.50-1.00% per annum (determined based on average quarterly excess availability). Ravenswood is required to pay a commitment fee on the unused portion of the Ravenswood ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Ravenswood ABL Facility may be repaid from time to time without premium or penalty.

Ravenswood’s obligations under the Ravenswood ABL Facility are guaranteed by Constellium U.S. Holdings I, LLC and Constellium Holdco II B.V. (“Holdco II”). Ravenswood’s obligations under the Ravenswood ABL Facility are not guaranteed by the Company, Wise Intermediate or any of its subsidiaries or any of Holdco II’s subsidiaries organized outside of the United States. Ravenswood’s obligations under the Ravenswood ABL Facility are, subject to certain permitted liens, secured on a first priority basis by the Ravenswood ABL Priority Collateral, and on a second priority basis (junior to the liens on such assets securing the Constellium Senior Secured Notes) by substantially all other assets of Ravenswood. Ravenswood’s obligations under the Ravenswood ABL Facility are not secured by any assets of Wise Intermediate or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States. The guarantee by Holdco II of the Ravenswood ABL Facility is unsecured.

The Ravenswood ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Ravenswood’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the Ravenswood ABL Facility do not apply to Wise Intermediate or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States.

The Ravenswood ABL Facility also contains a minimum availability covenant that requires Ravenswood to maintain excess availability under the Ravenswood ABL Facility of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments.

The Ravenswood ABL Facility also contains customary events of default.

European Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which has been amended from time to time, and has been fully restated on December 3, 2015 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/ Swiss Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/ Swiss Factor”), which have been amended from time to time or replaced with a factoring agreement entered into on March 26, 2014 (the “German/Swiss Factoring Agreements”). On June 26, 2015, our Czech subsidiary (the “Czech Seller”, and together with the German/Swiss Sellers and the French Sellers, the “European Factoring Sellers”) entered into a factoring agreement with GE Capital Bank AG, as factor (the “Czech Factor”, and together with the German/Swiss Factor and the French Factor, the “European Factors”), as amended from time to time (the “Czech Factoring Agreement”, and together with the German/Swiss Factoring Agreements and the French Factoring Agreement, the “European Factoring Agreements”).

On July 20, 2016, the Banque Fédérative du Crédit Mutuel purchased the Equipment Finance and Receivable Finance businesses of GE. Pursuant to this transaction, GE Factofrance S.A.S. was renamed Factofrance and GE Capital Bank AG was renamed Targo Commercial Finance AG. The transaction had no other impact on the European Factoring Agreements.

The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum financing amount of €235 million available to the French Sellers under the French Factoring Agreement and €115 million available to the German/Swiss Sellers and the Czech Seller under the German/Swiss Factoring Agreements, and the Czech Factoring Agreement, respectively. The French Factoring Agreement has a termination date of December 31, 2018. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.

The German/Swiss Factoring Agreements were amended on December 21, 2016 to, among other things, increase the maximum financing amount from €115 million to €150 million, extend the termination date from June 15, 2017 to November 29, 2021, and reduce the fees payable by the German/Swiss Sellers.

Generally speaking, receivables sold to the European Factors under the European Factoring Agreements are with no recourse to the European Factoring Sellers in the event of a payment default by the relevant customer. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the non-payment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer, or (ii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements.

The German/Swiss Factoring Agreements and the Czech Factoring Agreement are without recourse to the German/Swiss Sellers and the Czech Seller, respectively, for any credit risk resulting from the inability of a debtor to meet its payment obligations under the receivables sold to the German/ Swiss Factor, respectively the Czech Factor. Constellium Holdco II B.V. has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.

Subject to some exceptions, the European Factoring Sellers will collect the transferred receivables on behalf of the European Factors pursuant to a receivables collection mandate under the European Factoring Agreements. The receivables collection mandate may be terminated upon the occurrence of certain events. In the event that the receivables collection mandate is terminated, the European Factors will be entitled to notify the account debtors of the assignment of receivables and collect directly from the account debtors the assigned receivables.

The European Factoring Agreements contain customary fees, including (i) a financing fee on the outstanding amount financed in respect of the assigned receivables, (ii) a non-utilization fee on the portion of the facilities not utilized by the European Factors and (iii) a factoring fee on all assigned receivables in the case of the German/Swiss Factoring Agreements and sold receivables, which were approved by the French Factor in the case of the French Factoring Agreement. In addition, the European Factoring Sellers incur the cost of maintaining the necessary credit insurance (as stipulated in the European Factoring Agreements) on assigned receivables.

The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal quarter ended September 30, 2016, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.

Wise Senior Secured Notes

On December 11, 2013, Wise Metals Group and Wise Alloys Finance Corporation issued $650 million in aggregate principal amount of 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”). Wise used a portion of the proceeds from the offering of the Wise Senior Secured Notes to repay all outstanding indebtedness under a $400 million term loan and a $70 million delayed draw term loan owed to the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively, the “RSA”) and to redeem all of the outstanding cumulative-convertible 10% paid-in-kind preferred membership interests in Wise Metals Group LLC held by the RSA.

Interest on the Wise Senior Secured Notes accrues at a rate of 8.75% per annum and is payable semi-annually in arrears on June 15 and December 15 of each year. The Wise Senior Secured Notes mature on December 15, 2018.

The Wise Senior Secured Notes are guaranteed by certain of Wise Metals Group LLC’s existing and future 100% owned domestic restricted subsidiaries. The Wise Senior Secured Notes are not guaranteed by the Company or any of its other subsidiaries. The Wise Senior Secured Notes and related guarantees are secured on a first-priority basis, subject to certain exceptions and permitted liens, by a lien on substantially all of the issuers’ and guarantors’ existing and after-acquired material domestic real estate, equipment, stock of subsidiaries, intellectual property and substantially all of the issuers’ and guarantors’ other assets that do not secure the Wise ABL Facility on a first-priority basis, other than the Specified Mill Assets Collateral (as defined below), which have been pledged to secure the Wise Senior Secured Notes and the related guarantees, as well as certain obligations to Rexam under the Rexam Advance Agreement, on a first-priority, equal and ratable basis. The Wise Senior Secured Notes and related guarantees are secured on a second-priority basis by a lien on all of the issuers’ and guarantors’ domestic assets that consist of Wise ABL Priority Collateral (as defined below).

Prior to June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior Secured Notes redeemed plus an applicable make-whole premium and accrued and unpaid interest to, but not including, the redemption date. Prior to June 15, 2016, up to 35% of the aggregate principal amount of Wise Senior Secured Notes outstanding may be redeemed with the net proceeds of specified equity offerings at 108.750% of the principal amount of the Wise Senior Secured Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.375% for the twelve-month period beginning on June 15, 2016, 102.188% for the twelve-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior Secured Notes), the issuers of the Wise Senior Secured Notes must make an offer (a “Senior Secured Notes Offer to Purchase”) to repurchase all outstanding Wise Senior Secured Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior Secured Notes so repurchased, plus accrued and unpaid interest to the date of repurchase.

The Wise Senior Secured Notes contain customary covenants including, among other things, limitations and restrictions on Wise’s ability to: incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting Wise’s restricted subsidiaries; designate subsidiaries as unrestricted subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

On October 10, 2014, Constellium, on behalf of the issuers of the Wise Senior Secured Notes, solicited consents from the holders of the Wise Senior Secured Notes to certain amendments (the “Proposed Amendments”) to the indenture governing the Wise Senior Secured Notes. The Proposed Amendments provided that the Wise Acquisition would not constitute a “Change of Control.” On October 17, 2014, Constellium obtained the requisite consents to the Proposed Amendments and the issuers and guarantors of the Wise Senior Secured Notes and Wells Fargo Bank, National Association, as trustee and collateral agent, entered into a supplemental indenture to the indenture governing the Wise Senior Secured Notes. Pursuant to the terms of the supplemental indenture, the Proposed Amendments became operative immediately prior to the effective time of the Wise Acquisition. Accordingly, the issuers of the Wise Senior Secured Notes were not required to make a Senior Secured Notes Offer to Purchase in connection with the Wise Acquisition.

On February 1, 2017, concurrently with the commencement of this offering of Notes, (i) Wise Metals Group the Tender Offer for any and all of the Wise Senior Secured Notes, and (ii) Wise Metals Group and Wise Alloys Finance Corporation called for redemption all of the outstanding Wise Senior Secured Notes. Concurrently with the issuance of the Notes and the initial settlement of the Tender Offer, Wise Metals Group and Wise Alloys Finance Corporation intend to satisfy and discharge all Wise Senior Secured Notes not purchased pursuant to the Tender Offer. The Tender Offer is conditioned on the issuance of the Notes offered hereby, and the Wise Senior Secured Notes Redemption is conditioned on the consummation of financing transactions (including the issuance of the Notes offered hereby) providing net proceeds sufficient to pay the Redemption Price on the redemption date. See “Summary—Recent Developments—Tender Offer and Redemption of Wise Senior Secured Notes” and “Use of Proceeds.”

Wise Senior PIK Toggle Notes

On April 16, 2014, Wise Intermediate and Wise Holdings Finance Corporation issued $150 million in aggregate principal amount of 9.75% / 10.50% Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”, and together with the Wise Senior Secured Notes, the “Wise Notes”) pursuant to an indenture among Wise Intermediate, Wise Holdings Finance Corporation, and Wilmington Trust, National Association, as trustee. Wise used a portion of the proceeds from the offering of the Wise Senior PIK Toggle Notes to fund payments to the holders of equity interests in its parent company, Wise Metals Holdings LLC, that elected (i) to have Wise Metals Holdings LLC repurchase their equity interests or (ii) to take a loan from Wise Metals Holdings LLC in proportion to such holders’ ownership in Wise Metals Holdings LLC. Wise used the remainder of such proceeds for general corporate purposes, including the repayment of $22.5 million of outstanding indebtedness under the Wise ABL Facility.

The Wise Senior PIK Toggle Notes had a maturity date of June 15, 2019. Interest on the Wise Senior PIK Toggle Notes was payable semi-annually in arrears on June 15 and December 15 of each year. The issuers were required to pay the first and last interest payments on the Wise Senior PIK Toggle Notes in cash. For each other interest period, the issuers were required to pay interest in cash unless certain conditions described in the indenture governing the Wise Senior PIK Toggle Notes were met, in which case the issuers were permitted to pay interest by increasing the principal amount of outstanding notes or by issuing new notes as payment-in-kind interest (“PIK Interest”). Cash interest on the Wise Senior PIK Toggle Notes accrued at a rate of 9.75% per annum, and PIK Interest accrued at a rate of 10.50% per annum.

The Wise Senior PIK Toggle Notes were senior unsecured obligations of the issuers and were not guaranteed by the Company or any of its subsidiaries (including Wise).

Prior to June 15, 2016, the Wise Senior PIK Toggle Notes were permitted to be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior PIK Toggle Notes redeemed plus a make-whole premium and accrued and unpaid interest to, but not including, the redemption date. In addition, prior to June 15, 2016, up to 35% of the aggregate principal amount of the Wise Senior PIK Toggle Notes outstanding was permitted to be redeemed with the net proceeds of specified equity offerings at 109.750% of the principal amount of the Wise Senior PIK Toggle Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior PIK Toggle Notes were permitted to be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.875% for the twelve-month period beginning on June 15, 2016, 102.438% for the twelve-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior PIK Toggle Notes), the issuers of the Wise Senior PIK Toggle Notes were required to offer to repurchase all outstanding Wise Senior PIK Toggle Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior PIK Toggle Notes so repurchased, plus accrued and unpaid interest to the date of repurchase (such offer, a “PIK Notes Change of Control Offer”). On January 7, 2015, in connection with the Wise Acquisition, Constellium made a PIK Notes Change of Control Offer, which expired on February 6, 2015 with no Wise Senior PIK Toggle Notes having been tendered for repurchase.

The Wise Senior PIK Toggle Notes contained customary covenants including, among other things, limitations and restrictions on Wise’s ability to: Incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting certain subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

On March 7, 2016, Wilmington Trust, National Association was replaced by Wilmington Savings Fund Society, FSB, as trustee under the indenture governing the Wise Senior PIK Toggles Notes.

On December 5, 2016, Wise Intermediate and Wise Holdings Finance Corporation redeemed all of the outstanding Wise Senior PIK Toggle Notes at a redemption price of 104.875% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest. Constellium used cash on hand to pay the redemption price.

Wise ABL Facility

On December 11, 2013, Wise Alloys, as borrower, and Wise Metals Group, Listerhill Total Maintenance Center, LLC (“TMC”), Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC (“AEM”), as guarantors, entered into an asset-based revolving credit facility (as amended, the “Wise ABL Facility”) with the lenders from time to time party thereto and General Electric Capital Corporation as administrative agent (the “Wise ABL Facility Agent”). As described below, the Wise ABL Facility was subsequently amended in connection with the Wise Acquisition and in connection with the Wise RPA.

As amended, the Wise ABL Facility provides for total commitments of $200 million. Wise Alloys has the option to increase the commitments under the Wise ABL Facility from time to time by up $100 million in the aggregate for all such increases. Any increase of the commitments under the Wise ABL Facility is subject to the commitment of one or more lenders to such increased amount and the satisfaction of certain customary conditions, including the absence of any default under the Wise ABL Facility and, to the extent otherwise required under the Wise ABL Facility at the time of the proposed increase, compliance with the financial covenant (as described below) on an as adjusted basis.

Wise Alloys’ ability to borrow under the Wise ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable (other than any accounts receivable from certain foreign account debtors (“Eligible Foreign Account Debtors”) and other ineligible account debtors (or 90% of the net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable from Coke), plus (b) the lesser of (i) 85% of the net book value of Wise Alloys’, AEM’s, and TMC’s eligible accounts receivable from Eligible Foreign Account Debtors and (ii) $12.5 million, plus (c) the lesser of (i) 75% of the value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory and (ii) 85% of the net orderly liquidation value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory, plus (d) the lesser of (i) 5% of the value of Wise Alloys’ eligible raw materials, work-in-progress and finished goods inventory and (ii) 5% of the net orderly liquidation value of Wise Alloys’ eligible raw materials, work-in-process and finished goods inventory; provided that, in the case of each of clause (i) and (ii), such amount shall not exceed $10 million, minus (e) the excess, if any, of the aggregate amount of TMC’s and AEM’s eligible accounts receivable included in the borrowing base pursuant to the foregoing clause (a) over $1.5 million (which may, at the Wise ABL Facility Agent’s sole discretion after completion of a collateral audit, be increased to an amount not to exceed $5 million) minus (f) the aggregate amount of reserves, if any, established by the Wise ABL Facility Agent. Wise Alloys’ ability to borrow under the Wise ABL Facility is also subject to other conditions and limitations. As of September 30, 2016, there was $101 million available for borrowings under the Wise ABL Facility (as in effect as of that date).

Interest rates under the Wise ABL Facility are based, at Wise Alloys’ election, on either the LIBOR rate or a base rate, plus a spread that ranges from 1.75% to 2.25% for LIBOR loans and 0.75% to 1.25% for base rate loans. The spread is determined on the basis of a pricing grid that results in a higher spread as Wise Alloys’ average quarterly borrowing availability under the Wise ABL Facility declines, and, in each case, are based upon the borrowing base calculation delivered to the Wise ABL Facility Agent for the last calendar month (or, in certain instances, week) of the immediately preceding fiscal quarter.

Letters of credit under the Wise ABL Facility are subject to a fee payable to the lenders equal to the current margin applicable to LIBOR loans multiplied by the daily balance of the undrawn amount of all outstanding letters of credit, payable in cash monthly in arrears.

Unused commitments under the Wise ABL Facility are subject to an unused commitment fee equal to the aggregate amount of such unused commitments multiplied by a rate equal to 0.375% per annum, payable in cash monthly in arrears, of the average available but unused borrowing capacity under the Wise ABL Facility.

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Wise ABL Facility may be repaid from time to time without premium or penalty.

The obligations of Wise Alloys under the Wise ABL Facility are guaranteed by Constellium Holdco II B.V., Wise Metals Group, TMC, AEM, and Wise Alloys Finance Corporation. The obligations under the Wise ABL Facility are secured by (i) a first priority (subject to certain specified permitted liens), perfected security interest in all of Wise Alloys and the guarantors’ (other than Constellium Holdco II B.V) present and future assets and properties consisting of Wise ABL Priority Collateral, (ii) a second priority (subordinate only to the security interest and liens under the Wise Senior Secured Notes and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties, other than Wise ABL Priority Collateral and the Specified Mill Assets Collateral, and (iii) a second priority (subordinate only to the security interest under the Wise Senior Secured Notes and the Rexam Advance Agreement and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties consisting of Specified Mill Assets Collateral. The guarantee of the Wise ABL Facility by Constellium Holdco II B.V. is unsecured.

“Wise ABL Priority Collateral” consists of (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and securities accounts, including all monies, uncertificated securities and other funds held in or on deposit therein (including all cash, marketable securities and other funds held in or on deposit in either of the foregoing), (iv) all investment property, equipment, general intangibles, books and records pertaining to the Wise ABL Priority Collateral, documents, instruments, chattel paper, letter-of-credit rights, supporting obligations related to the foregoing, business interruption insurance, commercial tort claims, and (v) all proceeds of the foregoing, in each case subject to certain exceptions.

“Specified Mill Assets Collateral” consists of the equipment and fixtures of Wise Alloys and the guarantors constituting the three-stand mill located in Muscle Shoals, Alabama which are being financed pursuant to the Rexam Advance Agreement and related assets.

The Wise ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Wise Alloys, the guarantors, and their respective restricted subsidiaries’ ability to incur debt, grant liens, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise

ABL Facility and (b) $20 million, Wise Alloys will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing twelve month basis until such time as borrowing availability has been at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for thirty consecutive days.

The Wise ABL Facility also contains customary events of default, including an event of default triggered by certain changes of control. The Wise Acquisition constituted such a change of control.

In connection with the Wise Acquisition, we amended the Wise ABL Facility to, among other things, (i) provide that the consummation of the Wise Acquisition does not constitute an event of default, (ii) remove from the collateral securing the Wise ABL Facility the receivables of a single obligor that will be sold under the Wise RPA, (iii) permit transactions between Wise and its subsidiaries on the one hand and Constellium and its subsidiaries on the other, subject to certain conditions, (iv) on the effective date of the Wise RPA, reduce the size of the facility to $200 million, and (v) provide for Constellium Holdco II B.V. to guarantee the obligations under the Wise ABL Facility.

On November 4, 2015, in connection with an amendment to the Wise RPA (as defined below), we amended the Wise ABL Facility to increase the amount of certain receivables permitted to be sold pursuant to receivables factoring arrangements from $300 million to $400 million.

On March 1, 2016, General Electric Capital Corporation resigned as the Wise ABL Facility Agent and was replaced by Wells Fargo Bank, National Association.

In connection with the offering of the Notes, we intend to amend the Wise ABL Facility to (i) amend the negative covenants to permit Wise Metals Group and its subsidiaries to guarantee debt of Constellium and its subsidiaries and to grant liens on their assets to secure any such guarantees, (ii) release TMC, AEM, and Wise Alloys Finance Corporation as guarantors of the Wise ABL Facility, (iii) extend the maturity date of the Wise ABL Facility to September 14, 2020, and (iv) make certain other changes to the negative covenants under the Wise ABL Facility. We expect the amendment to provide for maximum aggregate revolving commitments of between $120 million and $200 million. Upon issuance of the Notes, if the amendment to the Wise ABL Facility has not become effective, Wise Alloys will terminate the Wise ABL Facility, which is currently undrawn, with the intention of replacing it with a new ABL facility thereafter.

Wise Factoring Facilities

On March 23, 2015, Wise Alloys entered into a Receivables Purchase Agreement (the “Wise RPA”) with Wise Alloys Funding LLC (the “Wise RPA Seller”) and HSBC Bank USA, National Association (the “Wise RPA Purchaser”), providing for the sale of certain receivables of Wise Alloys to the Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the agreement were sold at a discount based on a rate equal to LIBOR plus 0.80-3.50% (based on the credit rating of the account debtor) per annum. Wise Alloys Funding LLC was also required to pay the Wise RPA Purchaser a commitment fee on the unused portion of the commitments under the Wise RPA of 0.40-1.75% (based on the credit rating of the account debtor) per annum. Subject to certain customary exceptions, each purchase under the Wise RPA was made without recourse to the Wise RPA Seller. The Wise RPA Seller has no liability to the Wise RPA Purchaser, and the Wise RPA

Purchaser is solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. provided a guaranty for the Wise RPA Seller’s performance obligations under the Wise RPA. The Wise RPA does not provide for further sales of receivables after March 23, 2016.

On March 16, 2016, Wise Alloys entered into a Receivables Purchase Agreement (the “New Wise RPA”) with Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Hitachi Capital America Corp. (“Hitachi”), and Greensill Capital Inc., as purchaser agent, providing for the sale of certain receivables of Wise Alloys to the New Wise RPA Purchasers. The New Wise RPA was amended on June 28, 2016 to increase the aggregate amount of receivables committed to be purchased thereunder, and on November 22, 2016 to join Intesa Sanpaolo S.p.A., New York Branch (together with Hitachi, the “New Wise RPA Purchasers”) as a purchaser and further increase the aggregate amount of receivables committed to be purchased thereunder. As amended, the New Wise RPA provides for the sale of receivables to the New Wise RPA Purchasers in an amount not to exceed $325 million in the aggregate outstanding at any time. Receivables under the New Wise RPA are sold at a discount based on a rate equal to a LIBOR rate plus 2.00-2.50% (based on the credit rating of the account debtor) per annum.

Subject to certain customary exceptions, each purchase under the New Wise RPA is made without recourse to the New Wise RPA Seller. The New Wise RPA Seller has no liability to the New Wise RPA Purchasers, and the New Wise RPA Purchasers are solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Holdco II has provided a guaranty for the New Wise RPA Seller’s and Wise Alloys’ performance obligations under the New Wise RPA.

The New Wise RPA contains customary covenants. The New Wise RPA Purchasers’ obligation to purchase receivables under the New Wise RPA is subject to certain conditions, including without limitation that certain changes of control shall not have occurred, that there shall not have occurred a material adverse change in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium Holdco II B.V., and that Constellium’s corporate credit rating shall not have been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s.

On January 25, 2017, the New Wise RPA was amended to extend the date on which the New Wise RPA Purchasers’ obligation to purchase receivables under the New Wise RPA will terminate on January 24, 2018.

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Revenue	3	1,199	1,259	3,582	4,031
Cost of sales		(1,059)	(1,163)	(3,188)	(3,686)

Gross profit		140	96	394	345

Selling and administrative expenses		(66)	(62)	(190)	(189)
Research and development expenses		(8)	(5)	(22)	(25)
Restructuring costs		(1)	(1)	(5)	(6)
Impairment		—	(6)	—	(22)
Other gains / (losses)—net	4	19	(23)	40	(111)

Income/ (loss) from operations		84	(1)	217	(8)

Finance income	6	6	4	9	81
Finance costs	6	(51)	(44)	(139)	(200)

Finance costs—net		(45)	(40)	(130)	(119)

Share of loss of joint-ventures		(6)	(1)	(8)	(2)

Income / (loss) before income tax		33	(42)	79	(129)

Income tax (expense) / benefit	7	(18)	(3)	(63)	6

Net Income / (loss)		15	(45)	16	(123)

Net income / (loss) attributable to:
Equity holders of Constellium	8	15	(45)	16	(124)
Non-controlling interests		—	—	—	1

Net income / (loss)		15	(45)	16	(123)

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Basic	8	0.15	(0.43)	0.15	(1.18)
Diluted	8	0.14	(0.43)	0.15	(1.18)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Net income / (loss)		15	(45)	16	(123)

Other Comprehensive Income / (loss)

Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	17	(5)	(23)	(103)	(7)
Income tax on remeasurement on post-employment benefit obligations		1	1	27	(5)
Cash flow hedge(A)		—	—	—	(9)
Income tax on cash flow hedge		—	—	—	3
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge(B)		4	—	(2)	—
Income tax on cash flow hedge		(1)	—	1	—
Currency translation differences		—	1	2	23

Other Comprehensive (loss) / income		(1)	(21)	(75)	5

Total Comprehensive income / (loss)		14	(66)	(59)	(118)

Attributable to:
Equity holders of Constellium		14	(66)	(59)	(119)
Non-controlling interests		—	—	—	1

Total Comprehensive income / (loss)		14	(66)	(59)	(118)

(A)	Relates to foreign currency hedging of the estimated U.S. Dollar Wise acquisition price
(B)	Relates to foreign currency hedging of certain forecasted sales in U.S. Dollar

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At September 30, 2016	At December 31, 2015
Assets
Non-current assets
Goodwill	9	432	443
Intangible assets	9	72	78
Property, plant and equipment	10	1,363	1,255
Investments accounted for under equity method		21	30
Deferred income tax assets		270	270
Trade receivables and other	12	45	53
Other financial assets	19	15	37

		2,218	2,166

Current assets
Inventories	11	559	542
Trade receivables and other	12	427	365
Other financial assets	19	94	70
Cash and cash equivalents	13	618	472

		1,698	1,449

Assets classified as held for sale	21	—	13

Total Assets		3,916	3,628

Equity
Share capital	14	2	2
Share premium	14	162	162
Retained deficit and other reserves		(769)	(715)

Equity attributable to equity holders of Constellium		(605)	(551)
Non-controlling interests		9	11
Total Equity		(596)	(540)

Liabilities
Non-current liabilities
Borrowings	15	2,408	2,064
Trade payables and other	16	53	54
Deferred income tax liabilities		25	10
Pension and other post-employment benefit obligations	17	805	701
Other financial liabilities	19	11	14
Provisions	18	108	119

		3,410	2,962

Current liabilities
Borrowings	15	114	169
Trade payables and other	16	893	867
Income tax payable		13	6
Other financial liabilities	19	37	107
Provisions	18	45	44

		1,102	1,193

Liabilities classified as held for sale	21	—	13

Total Liabilities		4,512	4,168

Total Equity and Liabilities		3,916	3,628

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net income / (loss)	—	—	—	—	—	—	16	16	—	16
Other comprehensive (loss) / income	—	—	(76)	(1)	2	—	—	(75)	—	(75)

Total comprehensive income / (loss)	—	—	(76)	(1)	2	—	16	(59)	—	(59)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2016	2	162	(209)	(1)	8	16	(583)	(605)	9	(596)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / Income	—	—	—	—	—	—	(124)	(124)	1	(123)
Other comprehensive income/(loss)	—	—	(12)	(6)	23	—	—	5	—	5

Total comprehensive income / (loss)	—	—	(12)	(6)	23	—	(124)	(119)	1	(118)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	4	—	4	—	4

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	2	2

At September 30, 2015	2	162	(158)	—	(5)	10	(169)	(158)	9	(149)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net (loss) / Income	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive income/(loss)	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

At December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Cash flows from / (used in) operating activities
Net income/ (loss)		16	(123)
Adjustments
Income tax expense / (benefit)		63	(6)
Finance costs—net	6	130	119
Restructuring costs and other provisions		(3)	(9)
Depreciation and amortization		109	99
Impairment		—	22
Defined benefit pension costs	17	39	37
Unrealized (gains) / losses on derivatives—net and from remeasurement of monetary assets and liabilities—net	3, 4	(66)	31
Losses on disposal and assets classified as held for sale		—	7
Share of loss of joint-ventures		8	2
Other		(14)	4
Changes in working capital:
Inventories	11	(21)	128
Trade receivables	12	(53)	93
Trade payables	16	42	(113)
Margin calls		—	1
Other working capital		(7)	9
Changes in other operating assets and liabilities:
Provisions—pay out	18	(7)	(10)
Income tax paid		(11)	(9)
Pension liabilities and other post-employment benefit obligations payment	17	(35)	(38)

Net cash flows from operating activities		190	244

Cash flows from / (used in) investing activities
Purchases of property, plant and equipment	3	(230)	(248)
Acquisition of subsidiaries net of cash acquired	4	20	(348)
Proceeds from disposals net of cash		(5)	—
Equity contribution to joint-ventures		—	(9)
Proceeds from finance leases		5	5
Other investing activities		(23)	(11)

Net cash flows used in investing activities		(233)	(611)

Cash flows from / (used in) financing activities
Interests paid		(102)	(89)
Proceeds received from issuance of Senior Notes	15	375	—
(Repayments) / Proceeds of U.S. revolving Credit Facility and other loans	15	(71)	(225)
Payment of deferred financing costs	15	(12)	(1)
Transactions with non-controlling interests		(2)	2
Other financing activities		(5)	15

Net cash flows from / (used in) financing activities		183	(298)

Net increase / (decrease) in cash and cash equivalents		140	(665)
Cash and cash equivalents—beginning of period	13	472	991
Cash and cash equivalents classified as held for sale—beginning of period	21	4	—
Effect of exchange rate changes on cash and cash equivalents		2	6

Cash and cash equivalents—end of period	13	618	332

Less: cash and cash equivalents classified as held for sale	21	—	(1)
Cash and cash equivalents as reported in the Statement of Financial Position		618	331

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Notes to the unaudited condensed interim consolidated financial statements

NOTE 1—GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 22 production facilities, 9 administrative and commercial sites and one world-class technology center. It has approximately 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The unaudited condensed interim Consolidated Financial Statements present the unaudited interim Consolidated Income Statement and Statement of Comprehensive Income / (Loss) for the three and nine months ended September 30, 2016 and 2015; the unaudited interim Consolidated Statement of Cash flows for the nine months ended September 30, 2016 and 2015; and the unaudited interim Consolidated Statement of Financial Position and Changes in Equity as at September 30, 2016 and December 31, 2015. They are prepared in accordance with IAS 34 – Interim Financial Reporting.

The unaudited condensed interim Consolidated Financial Statements do not include all the information and disclosures required in the annual Consolidated Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2015, approved by the Board of Directors on March 13, 2016.

2.2. Application of new and revised International Financial Reporting Standards (IFRS) and interpretations

The following new standards and amendments apply to the Group for the first time in 2016.

•	Annual improvements to IFRSs 2012-2014 cycle

•	Amendments to IAS 1, ‘Disclosure Initiative’

•	Amendments to IFRS 11, ‘Accounting for Acquisitions of Interests in Joint Operations’

•	Amendments to IAS 16 and IAS 38, ‘Clarification of Acceptable Methods of Depreciation and Amortization’

•	Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’

They do not have any impact on annual consolidated financial statements nor on the unaudited condensed interim Consolidated Financial Statements of the Group.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It will replace the guidance in IAS 39, ‘Financial instruments’ that relates to the classification and measurement of financial instruments.

Modifications introduced by IFRS 9 relate primarily to:

•	classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	impairment of receivables, now based on the expected credit loss model.

•	hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 15, ‘Revenue from contracts with customers’ and its clarifications deal with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The clarifications provide guidance on identifying performance obligations, the principal versus agent assessment, accounting for licenses of intellectual property, and transition to the new revenue standard.

The standard and its clarifications will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’ deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged.

The standard will replace IAS 17, ‘Lease’ and will be effective for accounting periods beginning on or after January 1, 2019.

Amendments to IAS 7, ‘Disclosure Initiative’

The amendments to IAS 7, ‘Statement of Cash Flows’ are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

These amendments will be effective for accounting periods beginning on or after January 1, 2017.

The impact of these standards and interpretations on the Group’s results and financial situation is currently being evaluated.

Amendments to IAS 12, ‘Recognition of Deferred Tax Assets for Unrealised Losses’

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount.

These amendments will be effective for accounting periods beginning on or after January 1, 2017.

Amendments to IFRS 2, ‘Classification and Measurement of Share-Based Payment Transactions’

The amendments clarify the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. They also introduce an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

These amendments will be effective for accounting periods beginning on or after January 1, 2018.

We do not expect the amendments to IAS 12 and IFRS 2 to have any impact on the Group’s consolidated financial statements.

2.4. Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

Management considers that this assumption is not invalidated by Constellium’s negative equity as at September 30, 2016.

2.5 Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statements for the year ended December 31, 2015, with the exception of the effective tax rate application in accordance with IAS 34, ‘Interim Financial Reporting’.

At September 30, 2016, the Group has designated certain derivatives, contracted during the first nine months of 2016, for hedge accounting and reported as such in Note 19 – Financial Instruments. These derivatives hedge the foreign currency risk associated with the cash flows of highly probable forecasted commercial sales (cash flow hedges).

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivative instruments that do not qualify for hedge accounting, changes in the fair value are recognized immediately in profit or loss and are included in ‘other gains / (losses)’.

For derivative instruments that are designated for hedge accounting, the group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Income Statement within ‘other gains / (losses)’.

Amounts accumulated in equity are reclassified to the Consolidated Income Statement in the periods when the hedged item affects the Consolidated Income Statement. The gain or loss relating to the effective portion of derivative instruments hedging forecasted cash-flows under customer agreements is recognized in ‘Revenue’. When the forecasted transaction that is hedged results in the recognition of a non-financial asset the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset. The deferred amounts would ultimately be recognized in the Consolidated Income Statement upon the sale, depreciation or impairment of the asset.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the Consolidated Income Statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to the Consolidated Income Statement.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 19—Financial Instruments.

The following table summarizes the main exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

Foreign exchange rate for 1 Euro		Nine months ended September 30, 2016 Average rate	At September 30, 2016 Closing rate	Nine months ended September 30, 2015 Average rate	At December 31, 2015 Closing rate
U.S. Dollars	USD	1.1159	1.1161	1.1138	1.0887
Swiss Francs	CHF	1.0935	1.0876	1.0609	1.0835
Czech Koruna	CZK	27.0361	27.0210	27.3518	27.0226

Presentation of financial statements

The unaudited condensed interim Consolidated Financial Statements are presented in millions of Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation.

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended, December 31, 2015. In addition, in accordance with IAS 34, the Group applied, in the preparation of these unaudited condensed interim Consolidated Financial Statements, a projected tax rate for the full financial year 2016.

NOTE 3—OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to the Constellium chief operating decision maker (CODM) on that basis.

3.1 Segment Revenue

	Three months ended September 30, 2016			Three months ended September 30, 2015			Nine months ended September 30, 2016			Nine months ended September 30, 2015
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	655	(3)	652	665	(1)	664	1,887	(15)	1,872	2,172	(5)	2,167
A&T	313	(7)	306	328	—	328	979	(17)	962	1,045	(3)	1,042
AS&I	242	(3)	239	263	(2)	261	769	(8)	761	807	(10)	797
Holdings & Corporate(A)	2	—	2	6	—	6	(13)	—	(13)	25	—	25

Total	1,212	(13)	1,199	1,262	(3)	1,259	3,622	(40)	3,582	4,049	(18)	4,031

(A)	For the nine months ended September 30, 2016, it includes a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers offset by revenues from metal supply to third parties. For the three and nine months ended September 30, 2015, it includes revenues from metal supply to third parties.

3.2 Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
P&ARP		60	40	158	146
A&T		20	20	81	77
AS&I		25	22	81	62
Holdings & Corporate		(8)	(3)	(24)	(18)

Adjusted EBITDA		97	79	296	267

Metal price lag(A)		2	(22)	(3)	(22)
Start-up and development costs(B)		(3)	(10)	(16)	(19)
Manufacturing system and process transformation costs(C)		—	(4)	(4)	(6)
Wise integration and acquisition costs		—	(1)	(2)	(11)
Wise one-time costs(D)		—	(2)	(20)	(38)
Wise purchase price adjustment(E)	4	19	—	19	—
Loss on Ravenswood OPEB plan amendment	4	—	—	—	(4)
Depreciation, amortization and impairment		(37)	(38)	(109)	(121)
Restructuring costs		(1)	(1)	(5)	(6)
Unrealized gains / (losses) on derivatives	4	12	(1)	65	(28)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	4	(1)	—	1	(3)
Gains / (Losses) on disposals and assets of disposal group classified as held for sale	4	—	3	—	(7)
Share based compensation		(2)	(2)	(5)	(4)
Other(F)		(2)	(2)	—	(6)

Income / (loss) from operations		84	(1)	217	(8)

Finance costs—net	6	(45)	(40)	(130)	(119)
Share of loss of joint-ventures		(6)	(1)	(8)	(2)

Income / (Loss) before income tax		33	(42)	79	(129)

Income tax (expense) / benefit	7	(18)	(3)	(63)	6

Net income / (loss)		15	(45)	16	(123)

(A)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, by the quantity sold in the period.
(B)	For the nine months ended September 30, 2016, start-up costs relating to new sites and business development initiatives amounted to €16 million of which €13 million related to Body In White growth projects both in Europe and the U.S.
(C)	For the nine months ended September 30, 2016, manufacturing system and process transformation costs related to supply chain reorganization mainly in our A&T operating segment.
(D)	For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business. For the nine months ended September 30, 2015, Wise one-time costs related to non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million), to the unwinding of Wise previous hedging policies losses incurred (€4 million) and to Midwest premium losses (€22 million).
(E)	On September 21, 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized. We received a cash payment of €20 million and recorded €19 million gain net of costs.
(F)	Includes individually immaterial other adjustments. For the nine months ended September 30, 2016, includes individually immaterial other adjustments offset by €4 million of insurance proceeds.

3.3 Entity-wide information about products and services

(in millions of Euros)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Packaging rolled products	532	532	1,511	1,747
Automotive rolled products	78	67	234	208
Specialty and other thin-rolled products	42	66	127	217
Aerospace rolled products	185	210	607	651
Transportation, Industry and other rolled products	121	118	355	394
Automotive extruded products	128	142	408	410
Other extruded products	111	121	353	397
Other	2	3	(13)	7

Total revenue	1,199	1,259	3,582	4,031

3.4 Segment capital expenditures

(in millions of Euros)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
P&ARP	(28)	(41)	(107)	(110)
A&T	(23)	(30)	(69)	(90)
AS&I	(20)	(14)	(47)	(44)
Holdings & Corporate	(3)	—	(7)	(4)

Capital expenditures—Property, plant and equipment	(74)	(85)	(230)	(248)

3.5 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments accounted for under equity method, deferred income tax assets, other financial assets (including cash and cash equivalents) and assets classified as held for sale. There has been no material change in total assets from the amount reported in the previous annual consolidated financial statements.

NOTE 4—OTHER GAINS / (LOSSES)—NET

(in millions of Euros)	Notes	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Realized (losses) / gains on derivatives		(11)	(24)	(46)	(64)
Unrealized gains / (losses) on derivatives at fair value through Profit and Loss—net(A)	3	12	(1)	65	(28)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	3	(1)	—	1	(3)
Wise purchase price adjustment(B)	3	19	—	19	—
Ravenswood OPEB plan amendment	3	—	—	—	(4)
Gains /(losses) on disposal and assets classified as held for sale	3	—	3	—	(7)
Wise acquisition costs		—	—	—	(5)
Other—net		—	(1)	1	—

Total Other gains / (losses)—Net		19	(23)	40	(111)

(A)	The gains or losses are related to unrealized gains or losses on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME price.
(B)	On September 21, 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized. We received a cash payment of €20 million and recorded €19 million gain net of costs. The impact is presented in net cash flows used in investing activities (acquisition of subsidiairies net of cash acquired) in the unaudited interim Consolidated Statement of Cash Flows.

NOTE 5—CURRENCY GAINS / (LOSSES)

Currency gains and losses are included in the unaudited interim Consolidated Income Statement.

(in millions of Euros)	Notes	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Included in Cost of sales		—	—	—	10
Included in other gains / (losses)—net		—	(1)	2	(41)
Included in Finance costs—net	6	(1)	(1)	(1)	2

Total		(1)	(2)	1	(29)

Realized exchange (losses) / gains on foreign currency derivatives—net		(10)	(8)	(27)	(18)
Unrealized gains / (losses) on foreign currency derivatives—net		5	7	21	16
Exchanges gains / (losses) from the remeasurement of monetary assets and liabilities—net		4	(1)	7	(27)

Total		(1)	(2)	1	(29)

NOTE 6—FINANCE COSTS—NET

(in millions of Euros)	Notes	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Finance income
Realized and unrealized gains on debt derivatives at fair value(A)	5	—	1	—	53
Realized and unrealized exchange gains on financing activities—net(A)	5	5	—	6	19
Other finance income		1	3	3	9

Total Finance income		6	4	9	81

Finance costs
Interest expense on borrowings(B)		(44)	(38)	(126)	(115)
Expenses on factoring arrangements(C)	12	(4)	(4)	(8)	(10)
Exit fees and unamortized arrangement fees(D)		—	—	(2)	—
Realized and unrealized losses on debt derivatives at fair value(A)	5	(6)	—	(7)	(17)
Realized and unrealized exchange losses on financing activities—net(A)	5	—	(2)	—	(53)
Other		—	—	(5)	(5)

		(54)	(44)	(148)	(200)
Capitalized borrowing costs(E)		3	—	9	—

Total Finance costs		(51)	(44)	(139)	(200)

Finance costs—net		(45)	(40)	(130)	(119)

(A)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, which has not been used to finance USD functional currency entities. The principal is mainly hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates as well as liquidity swaps. Changes in the fair value of these hedging derivatives are recognized within Finance income / (costs) in the unaudited interim Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.
(B)	Includes for the nine months ended September 30, 2016: (i) €75 million of interest related to Constellium N.V. Senior Notes; (ii) €49 million of interest related to the Muscle Shoals’ Senior Notes and (iii) €2 million of interest expenses and fees related to Muscle Shoals and Ravenswood Revolving Credit Facilities (ABL). Includes for the nine months ended September 30, 2015: (i) €60 million of interest related to Constellium N.V. Senior Notes; (ii) €47 million of interest related to the Muscle Shoals’ Senior Notes; (iii) €5 million of amortization of transaction costs and credit line facilities arrangement fees and (iv) €3 million of interest expenses and fees mainly related to Muscle Shoals and Ravenswood Revolving Credit Facilities (ABL).
(C)	Includes interest, fees and amortization of deferred financing costs related to trade accounts receivable factoring programs (see NOTE 12—Trade Receivables and Other).
(D)	Following the issuance of Constellium N.V. Senior Notes in March 2016, the Unsecured Credit Facility was cancelled and the arrangements fees which were not amortized were fully recognized as financial expenses for €2 million.
(E)	Represents capitalized borrowing costs directly attributable to the construction of assets.

NOTE 7—INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The tax rate applied as at September 30, 2016 is impacted by non-recurring transactions and subject to country mix effect.

NOTE 8—EARNINGS PER SHARE

(in millions of Euros)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	15	(45)	16	(124)

Number of shares attributable to equity holders of the company

(number of shares)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Weighted average number of ordinary shares used to calculate basic earnings per share	105,504,774	105,113,057	105,483,284	105,012,215
Effect of other dilutive potential ordinary shares(A)	967,722	—	825,413	—

Weighted average number of ordinary shares used to calculate diluted earnings per share	106,420,955	105,113,057	106,291,391	105,012,215

(A)	For the three and nine months ended September 30, 2016, it includes potential dilutive new ordinary shares to be issued as part of the Equity award plans, the Shareholding Retention Plans and the Performance Share plans. For the three and nine months ended September 30, 2015, the potential ordinary shares that could have a dilutive impact were considered antidilutive due to negative earnings.

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Basic	0.15	(0.43)	0.15	(1.18)
Diluted	0.14	(0.43)	0.15	(1.18)

NOTE 9—INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2016	443	28	23	18	7	2	78
Additions	—	—	—	—	3	—	3
Amortization expense	—	—	(7)	(1)	—	—	(8)
Transfer during the period	—	(1)	2	—	(1)	—	—
Effects of changes in foreign exchange rates	(11)	(2)	—	—	—	1	(1)

Net balance at September 30, 2016	432	25	18	17	9	3	72

At September 30, 2016
Cost	432	86	45	40	9	3	183
Less accumulated amortization and impairment	—	(61)	(27)	(23)	—	—	(111)

Net balance at September 30, 2016	432	25	18	17	9	3	72

NOTE 10—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2016	21	158	773	296	7	1,255
Additions	—	1	27	201	3	232
Disposals	—	—	(1)	(1)	—	(2)
Depreciation expense	(3)	(9)	(84)	—	(5)	(101)
Transfer during the period	—	23	95	(124)	6	—
Effects of changes in foreign exchange rates	—	(1)	(11)	(10)	1	(21)

Net balance at September 30, 2016	18	172	799	362	12	1,363

At September 30, 2016
Cost	25	278	1,313	369	31	2,016
Less accumulated depreciation and impairment	(7)	(106)	(514)	(7)	(19)	(653)

Net balance at September 30, 2016	18	172	799	362	12	1,363

NOTE 11—INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At September 30, 2016	At December 31, 2015
Finished goods	133	148
Work in progress	290	265
Raw materials	89	91
Stores and supplies	66	59
Adjustments(A)	(19)	(21)

Total inventories	559	542

(A)	Includes Net realizable value and slow moving adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any increase / (decrease) in the net realizable value adjustment on inventories is included in Cost of sales in the unaudited interim Consolidated Income Statement.

NOTE 12—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At September 30, 2016		At December 31, 2015
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—gross	—	312	—	267
Impairment allowance	—	(2)	—	(3)

Total Trade receivables—net	—	310	—	264

Finance lease receivables	14	6	18	6
Deferred financing costs—net of amounts amortized	1	—	1	2
Deferred tooling related costs	9	—	7	—
Current income tax receivables	—	47	—	39
Other taxes	—	40	—	35
Restricted cash(A)	9	—	11	—
Other	12	24	16	19

Total Other receivables	45	117	53	101

Total Trade receivables and Other	45	427	53	365

(A)	Relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

12.1 Aging

The aging of total trade receivables—net is as follows:

(in millions of Euros)	At September 30, 2016	At December 31, 2015
Current	294	243
1—30 days past due	13	18
31—60 days past due	3	2
61—90 days past due	—	1

Total trade receivables—net	310	264

12.2 Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At September 30, 2016	At December 31, 2015
Euro	106	83
U.S. Dollar	182	162
Swiss franc	8	6
Other currencies	14	13

Total trade receivables—net	310	264

12.3 Factoring arrangements

The Group factored specific accounts receivables in Germany, Switzerland, Czech Republic and France by entering into factoring agreements with third parties for a maximum capacity of €350 million, allocated as follows:

•	€235 million for France with maturity December 31, 2018

•	€115 million for Germany, Switzerland and Czech Republic with maturity June 4, 2017

Constellium Automotive USA entered in December 2015 into a Factoring agreement which provides for the sale of specific accounts receivables and for a maximum capacity of $25 million with maturity December 15, 2016.

On March 16, 2016, Muscle Shoals entered into a new Factoring Agreement which provides for the sale of specific accounts receivables for a maximum capacity of $100 million, amended on June 28, 2016 to $250 million with maturity March 15, 2017.

Under the Group’s factoring agreements, most of the accounts receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the unaudited interim Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments: Recognition and Measurement’, as the Group retains substantially all of the associated risks and rewards.

Under the agreements, as at September 30, 2016, the total carrying amount of the original assets factored is €628 million (December 31, 2015: €529 million) of which:

•

€511 million (December 31, 2015: €429 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor

•	€117 million (December 31, 2015: €100 million) recognized on the unaudited interim Consolidated Statement of Financial Position

At September 30, 2016 and December 31, 2015, there was no amount due to the factor relating to trade accounts receivables sold.

Interest costs and other fees

During the three months ended September 30, 2016, Constellium incurred €4 million in interest, other fees and amortized deferred financing costs (€4 million during the three months ended September 30, 2015) from these arrangements that are included in finance costs (see NOTE 6—Finance Costs—Net).

During the nine months ended September 30, 2016, Constellium incurred €8 million in interest, other fees and amortized deferred financing costs (€10 million during the nine months ended September 30, 2015) from these arrangements that are included in finance costs (see NOTE 6—Finance Costs—Net).

Covenants

At September 30, 2016, the factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants.

The Group was in compliance with all applicable covenants at September 30, 2016 and December 31, 2015.

NOTE 13—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At September 30, 2016	At December 31, 2015
Cash in bank and on hand	568	472
Deposits	50	—

Total Cash and cash equivalents	618	472

NOTE 14—SHARE CAPITAL

At September 30, 2016, authorized share capital amounts to €8 million and is divided into 400,000,000 Class “A” ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V, have the right to one vote.

		In millions of Euros
	Number of shares	Share capital	Share premium
At January 1, 2016	105,476,899	2	162
New shares issued(A)	104,774	—	—

At September 30, 2016	105,581,673	2	162

(A)	Constellium N.V. issued and granted 87,300 Class A ordinary shares to certain employees and 17,474 Class A ordinary shares to its Boards members in relation to the vesting share compensation plan.

At September 30, 2016	Number of shares	%
Free float	92,704,585	87.80%
Bpifrance	12,846,969	12.17%
Other(A)	30,119	0.03%

Total	105,581,673	100.00%

(A) Shares held by Constellium N.V.

At December 31, 2015	Number of shares	%
Free float	92,629,930	87.82%
Bpifrance	12,846,969	12.18%

Total	105,476,899	100.00%

NOTE 15—BORROWINGS

15.1 Analysis by nature

	At September 30, 2016				At December 31, 2015
(in millions of Euros)	Amount	Type of rate	Nominal rate	Effective rate	Amount	Type of rate	Nominal rate	Effective rate
Senior Notes
Constellium N.V.
In U.S. Dollar (due 2024)(A)	361	Fixed	5.75%	6.26%	365	Fixed	5.75%	6.26%
In Euro (due 2021)(A)	301	Fixed	4.63%	5.16%	297	Fixed	4.63%	5.16%
In U.S. Dollar (due 2023)(B)	359	Fixed	8.00%	8.61%	375	Fixed	8.00%	8.61%
In Euro (due 2023)(B)	239	Fixed	7.00%	7.54%	244	Fixed	7.00%	7.54%
In U.S. Dollar (due 2021)(C)	385	Fixed	7.88%	8.94%	—	—	—	—
Muscle Shoals (Wise Metals Group LLC) (due 2018)(D)	614	Fixed	8.75%	7.45%	622	Fixed	8.75%	7.45%
Senior PIK Toggle Notes (due 2019)
Muscle Shoals (Wise Metals Intermediate Holdings LLC)(E)	150	Fixed	9.75%	8.58%	145	Fixed	9.75%	8.40%
U.S. Revolving Credit Facility (ABL)
Constellium Rolled Products Ravenswood, LLC(F)	41	Floating	—	3.11%	23	Floating	—	4.00%
Muscle Shoals (Wise Alloys LLC)(G)	—	Floating	—	—	99	Floating	—	2.60%
Unsecured Credit Facility (Constellium N.V.)(H)	—	—	—	—	—	—	—	—
Others(I)	72	—	—	—	63	—	—	—

Total Borrowings	2,522	—	—	—	2,233	—	—	—

Of which non-current	2,408				2,064
Of which current	114				169

(A)

Represents amounts drawn under May 2014 “Senior Notes”. On May 7, 2014, Constellium N.V. issued a $400 million Senior Notes due 2024 (the “U.S. Dollar Notes” equivalent to €358 million at the period-end exchange rate excluding arrangement fees and accrued interests) and a €300 million Senior Notes due 2021 (the “Euro Notes”) offering. At September 30, 2016, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €10 million (€5 million relating to the U.S. Dollar Notes and €5 million relating to the Euro Notes) and include accrued interests for €14 million (€8 million relating to the U.S. Dollar Notes and €6 million relating to the Euro Notes). The Senior Notes are guaranteed on a senior unsecured basis by certain of Constellium N.V. subsidiaries. Senior Notes include negative covenants.

(B)	Represents amounts drawn under December 2014 “Senior Notes”. On December 19, 2014, Constellium N.V. issued a $400 million Senior Notes due 2023 (the “U.S. Dollar Notes” equivalent to €358 million at the period-end exchange rate excluding arrangement fees and accrued interests) and a €240 million Senior Notes due 2023 (the “Euro Notes”) offering. At September 30, 2016, amounts under the Senior Notes are net of arrangement fees related to the issuance of the Notes totaling €9 million (€5 million relating to the U.S. Dollar Notes and €4 million relating to the Euro Notes) and include accrued interests for €9 million (€6 million relating to the U.S. Dollar Notes and €3 million relating to the Euro Notes). The Senior Notes are guaranteed on a senior unsecured basis by certain of Constellium N.V. subsidiaries. Senior Notes include negative covenants.
(C)	On March 30, 2016, Constellium N.V. issued a $425 million “Senior Secured Notes” due 2021 (the “U.S. Dollar Notes” equivalent to €381 million at the period-end exchange rate excluding arrangement fees and accrued interests). At September 30, 2016, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €11 million and include accrued interests for €15 million. The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by certain of Constellium N.V. subsidiaries. Senior Secured Notes include negative covenants.
(D)	Wise Metals Group LLC and Wise Alloys Finance Corporation as co-issuers issued on December 11, 2013 a $650 million Senior Secured Notes due 2018 (the “Senior Secured Notes” equivalent to €582 million at the period-end exchange rate excluding fair value adjustment). At September 30, 2016, amounts under the Senior Secured Notes include the amortized fair value adjustment (recognized at the acquisition date) for €17 million and accrued interests for €15 million. The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by certain of Muscle Shoals’ subsidiaries. These Notes include negative covenants.
(E)	Wise Intermediate Holdings LLC and Wise Alloys Finance Corporation as co-issuers issued a $150 million Senior PIK Toggle Notes on April 16, 2014 due 2019. In December 2015, Muscle Shoals elected to pay the June 2016 coupon interests in kind. The $8 million in-kind interest was added to the principal amount outstanding to $158 million (equivalent to €141 million at the period-end exchange rate excluding fair value adjustment). At September 30, 2016, amounts under the Senior PIK Toggles Notes include the amortized fair value adjustment (recognized at the acquisition date) for €5 million and accrued interests for €4 million. These Notes include negative covenants. The Senior PIK Toggle Notes are senior unsecured obligations of the issuers and are not guaranteed by Constellium N.V. or any of its subsidiaries.
(F)	On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium N.V. entered into a $100 million five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL Facility”). At September 30, 2016 the net maximum Ravenswood ABL Facility balance amounts to $77 million (equivalent to €69 million at the period-end exchange rate). At September 30, 2016, the Group had $31 million (equivalent to €28 million at the period-end exchange rate) of unused borrowing availability.
(G)	On March 2015, Muscle Shoals amended its five-year secured asset-based variable rate revolving credit facility and letter of credit facility to a borrowing capacity of $200 million with maturity September 2018. At September 30, 2016, the net maximum Muscle Shoals ABL Facility Balance amounts to $117 million (equivalent to €105 million at the period-end exchange rate). At September 30, 2016, considering the $4 million letters of credit outstanding and reserves, the Group had $113 million (equivalent to €101 million at the period-end exchange rate) of unused borrowing availability.
(H)	Following the issuance of Constellium N.V. Senior Notes in March 2016, the Unsecured Credit Facility was cancelled.
(I)	Includes finance lease liabilities and other miscellaneous borrowings.

15.2 Movements in borrowings

(in millions of Euros)	At September 30, 2016	At December 31, 2015
At January 1	2,233	1,252
Borrowings assumed through business combination(A)	—	997
Proceeds received from issuance of senior notes(B)	375	—
Proceeds/ (Repayments) from U.S. Revolving Credit Facility and other loans(C)	(71)	(211)
Deferred arrangement fees	(12)	—
Movement in interests accrued or capitalized(D)	35	20
Movement in other financial debts(E)	(3)	3
Effects of changes in foreign exchange rates	(35)	172

At the end of period	2,522	2,233

(A)	Represents the fair value of Muscle Shoals borrowings at January 5, 2015.
(B)	Represents the net proceeds from Constellium N.V. March 2016 Senior Notes at transaction date exchange rate.
(C)	Mainly include repayments on Muscle Shoals ABL Facility.
(D)	As at September 30, 2016 include Muscle Shoals PIK Toggle Notes June 2016 coupon in-kind interests capitalized.
(E)	Mainly include the finance lease rent payments offset by new financial leases contracted during the period.

15.3 Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At September 30, 2016	At December 31, 2015
U.S. Dollar	1,944	1,661
Euro	572	568
Swiss Franc	6	4

Total borrowings	2,522	2,233

15.4 Foreign exchange exposure

The notional of the Constellium N.V. U.S. Dollar Notes net of financing USD functional currency entities are hedged through cross currency swaps and rolling foreign exchange forwards. The notional of the cross currency basis swaps amounted to $870 million at September 30, 2016. Changes in the fair value of these hedging derivatives are recognized within ‘Finance costs—net’ in the unaudited interim Consolidated Income Statement. The positive fair value of these hedging derivatives is €31 million at September 30, 2016.

In 2016, some cross currency swaps and liquidity swaps were settled and we received €8 million. The impact is presented in ‘Other financing activities’ in the unaudited interim Consolidated Statement of Cash Flows.

The other U.S. Dollar Notes or facilities are not hedged as they are held by U.S. Dollar functional currency entities.

15.5 Covenants

The Group was in compliance with all applicable debt covenants at and for the nine months ended September 30, 2016 and at and for the twelve months ended December 31, 2015.

NOTE 16—TRADE PAYABLES AND OTHER

	At September 30, 2016		At December 31, 2015
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	679	—	657

Employees’ entitlements	—	135	—	130
Deferred revenue	35	13	38	13
Taxes payable other than income tax	—	27	—	16
Other payables	18	39	16	51

Total other	53	214	54	210

Total Trade payables and other	53	893	54	867

NOTE 17—PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

17.1 Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at September 30, 2016.

	At September 30, 2016	At December 31, 2015
	Discount rate	Discount rate
Switzerland	0.15%	0.80%
USA
Hourly pension	3.75%—3.80%	4.55%
Salaried pension	3.90%	4.70%
OPEB	3.65%—4.05%	4.35%—4.85%
Other benefits	3.50%—3.70%	4.25%—4.45%
France
Retirements	1.10%	2.35%
Other benefits	0.85%	1.95%
Germany	1.10%	2.40%

17.2 Amounts recognized in the unaudited interim Consolidated Statement of Financial Position

	At September 30, 2016			At December 31, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	(765)	—	(765)	(681)	—	(681)
Fair value of plan assets	382	—	382	362	—	362

Deficit of funded plans	(383)	—	(383)	(319)	—	(319)
Present value of unfunded obligation	(144)	(278)	(422)	(121)	(261)	(382)

Net liability arising from defined benefit obligation	(527)	(278)	(805)	(440)	(261)	(701)

17.3 Variation of the net defined benefit obligation

	At September 30, 2016			At December 31, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Net liability recognized at January 1	(440)	(261)	(701)	(412)	(245)	(657)
Net liability assumed through business combination	—	—	—	(6)	(2)	(8)
Total amounts recognized in the Consolidated Income Statement	(25)	(14)	(39)	(31)	(17)	(48)
Actuarial (losses) / gains recognized in the SoCI	(88)	(17)	(105)	(9)	12	3
Contributions by the Group	23	12	35	32	18	50
Effects of changes in foreign exchange rates	3	5	8	(16)	(27)	(43)
Transfer	—	(3)	(3)	2	—	2

Net liability recognized at the end of period	(527)	(278)	(805)	(440)	(261)	(701)

17.4 Amounts recognized in the unaudited interim Consolidated Income Statement

	Three months ended September 30, 2016			Three months ended September 30, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Current service cost	(5)	(1)	(6)	(6)	(1)	(7)
Past service cost	—	—	—	—	—	—
Net interest	(3)	(2)	(5)	(2)	(3)	(5)
Immediate recognition of losses arising over the period	—	(3)	(3)	—	—	—
Administration expenses	(1)	—	(1)	—	—	—

Total costs recognized in the Consolidated Income Statement	(9)	(6)	(15)	(8)	(4)	(12)

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Current service cost	(15)	(4)	(19)	(15)	(4)	(19)
Past service cost	—	—	—	—	—	—
Net interest	(8)	(7)	(15)	(7)	(8)	(15)
Immediate recognition of losses arising over the period	—	(3)	(3)	—	(2)	(2)
Administration expenses	(2)	—	(2)	(1)	—	(1)

Total costs recognized in the Consolidated Income Statement	(25)	(14)	(39)	(23)	(14)	(37)

17.5 Analysis of amounts recognized in the unaudited interim Consolidated Statement of Comprehensive Income / Loss (SoCI)

	At September 30, 2016			At December 31, 2015
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Cumulative amount of losses recognized in the SoCI at January 1	147	28	175	132	36	168
Liability losses / (gains) due to changes in demographic assumptions	—	—	—	(7)	(4)	(11)
Liability losses / (gains) due to changes in financial assumptions	108	20	128	(21)	(10)	(31)
Liability experience (gains) / losses arising during the period	(1)	(3)	(4)	(2)	2	—
Asset (gains) / losses arising during the period	(19)	—	(19)	39	—	39
Effects of changes in foreign exchange rates	(1)	(1)	(2)	6	4	10

Total losses / (gains) recognized in SoCI	87	16	103	15	(8)	7

Cumulative amount of losses recognized in the SoCI at the end of period	234	44	278	147	28	175

17.6 Defined benefit obligations by country

(in millions of Euros)	At September 30, 2016	At December 31, 2015
France	(157)	(132)
Germany	(163)	(137)
Switzerland	(302)	(265)
United States	(565)	(529)

Defined benefit obligations	(1,187)	(1,063)

NOTE 18—PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2016	88	8	67	163
Additional provisions	—	5	3	8
Amounts used	(1)	(4)	(2)	(7)
Unused amounts reversed	(2)	(1)	(8)	(11)
Unwinding of discounts	4	—	—	4
Reclassified to Pension liabilities	—	(3)	—	(3)
Effects of changes in foreign exchange rates	(1)	—	—	(1)

At September 30, 2016	88	5	60	153

Non-Current	85	2	21	108
Current	3	3	39	45

Total provisions	88	5	60	153

Legal claims and other costs

(in millions of Euros)	At September 30, 2016	At December 31, 2015
Maintenance and customer related provisions	9	10
Litigation	37	41
Disease claims	4	5
Other	10	11

Total provisions for legal claims and other costs	60	67

NOTE 19—FINANCIAL INSTRUMENTS

The unaudited condensed interim Consolidated Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Constellium Consolidated Financial Statements for the year ended December 31, 2015. There has been no material change in financial risk factors and risk management policies since December 31, 2015.

The tables below show the classification of financial assets and liabilities.

19.1 Financial assets and liabilities by categories

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. The Group designated these derivatives for hedge accounting and thus accounts for their fair value through OCI to the extent they hedge future sales and are effective.

			At September 30, 2016			At December 31, 2015
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	13	618	—	—	618	472	—	472
Trade receivables and finance lease receivables	12	330	—	—	330	288	—	288
Other financial assets		52	54	3	109	25	82	107

Total financial assets		1,000	54	3	1,057	785	82	867

			At September 30, 2016			At December 31, 2015
(in millions of Euros)	Notes	At amortized costs	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized costs	At Fair Value through Profit and loss	Total
Trade payables	16	679	—	—	679	657	—	657
Borrowings	15	2,522	—	—	2,522	2,233	—	2,233
Other financial liabilities		—	43	5	48	—	121	121

Total financial liabilities		3,201	43	5	3,249	2,890	121	3,011

	At September 30, 2016			At December 31, 2015
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	15	42	57	37	45	82
Other(A)	—	52	52	—	25	25

Other financial assets	15	94	109	37	70	107

Derivatives	11	37	48	14	107	121

Other financial liabilities	11	37	48	14	107	121

(A)	Corresponds to loans to Constellium-UACJ ABS LLC.

19.2 Fair values

All derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings is the redemption value at maturity.

The fair value of Constellium N.V. May 2014, December 2014 and March 2016 Senior Notes account for respectively 91%, 99% and 107% of the nominal value and amount respectively to €600 million, €594 million and €408 million at September 30, 2016.

The fair value of Muscle Shoals Senior Secured Notes and Senior PIK Toggle Notes account respectively for 102% and 96% of the nominal value and amount respectively to €597 million and €136 million at September 30, 2016.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

19.3 Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

	At September 30, 2016
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	8	49	—	57
Other financial liabilities	11	37	—	48

	At December 31, 2015
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	80	—	82
Other financial liabilities	30	91	—	121

NOTE 20—SHARE BASED COMPENSATION

The total expense related to the potential ordinary shares for nine months ended September 30, 2016 amounted to €5 million.

Movement in the number of potential shares

(number of potential shares)	At September 30, 2016	At December 31, 2015
At January 1	1,361,493	775,338
Granted(A)	1,409,158	1,297,702
Forfeited(B)	(189,324)	(153,594)
Vested	(109,143)	(557,953)

At the end of period	2,472,184	1,361,493

(A)	During the nine months period ended September 30, 2016, the Company awarded mainly:

i.	1,037,000 Performance-Based RSU rights vesting over 3 years and including Total Shareholders Return performance conditions (of which 685,000 in March 2016, 152,000 in May 2016 and 200,000 in August 2016). The fair values have been valued using the Monte Carlo method and equal respectively to €6.76, €7.52 and € 7.76 at grant date.

ii.	352,158 RSU vesting over 2 or 3 years (of which 81,858 to board members).

These grants include 150,000 rights to obtain RSU under the Performance Based RSU agreement and 200,000 RSU without performance conditions, awarded to our new Chief Executive Officer in August 2016.

(B)	124,658 following the departure of certain beneficiaries and 64,666 relating to the non-fulfilment of performance targets.

NOTE 21—DISPOSALS, DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE

On February 1, 2016, the Group completed the disposal of its plant in Carquefou (France) which was part of its A&T operating segment and was classified as held for sale at December 31, 2015. The plant generated revenue of €11 million in 2015.

(in millions of Euros)	At December 31, 2015
Property, plant and equipment	4
Inventories	1
Trade receivables and other	4
Cash and cash equivalents	4

Assets classified as held for sale	13

Pensions and other post-employment benefit obligations	2
Trade payables and other	3
Provisions	8

Liabilities classified as held for sale	13

NOTE 22—SUBSEQUENT EVENTS

On November 5, 2016, Constellium N.V. subsidiaries, Wise Intermediate Holdings and Holdings Finance Corporation called for redemption all of the issued and outstanding Senior PIK Toggle Notes. The redemption price for the Notes is 104.875% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest